As confidentially submitted to Securities and Exchange Commission on February 12, 2021. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Femasys Inc.
(Exact name of registrant as specified in its charter)
Delaware	3841	11-3713499
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024
(770) 500-3910
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Kathy Lee-Sepsick
President and Chief Executive Officer
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024
(770) 500-3910
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of Americas New York, New York 10036 (212) 698-3616	Kristopher D. Brown, Esq. Michael J. Rosenberg, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Common Stock, $0.001 par value per share	$	$
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters have an option to purchase.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our audited financial statements as of and for the year ended December 31, 2018 and our unaudited financial statements as of and for the nine months ended September 30, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the accompanying prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X under the Securities Act of 1933, as amended, or the Securities Act, at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated
PROSPECTUS
     Shares

FEMASYS INC.
Common Stock
This is the initial public offering of shares of common stock of Femasys Inc.
We are offering      shares of our common stock. Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “FEMY.” We expect that the initial public offering price will be between $     and $     per share.
We are an “emerging growth” company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.
	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for additional information regarding underwriting discounts and commissions and estimated offering expenses
Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $     million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering.
We have granted the underwriters the right to purchase up to      additional shares of common stock. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.
The underwriters expect to deliver the shares against payment in New York, New York on or about     , 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Chardan	JonesTrading
The date of this prospectus is     , 2021

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.
Until      , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Femasys®, FemBloc®, FemChec®, FemVue®, FemaSeed™, FemCerv®, FemEMB™, and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.
i

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to the “company,” “Femasys,” “we,” “us” and “our” refer to Femasys Inc.
Overview
We are a biomedical company focused on transforming women’s healthcare by developing novel solutions to address areas of significant unmet need. Our mission is to provide women worldwide with superior minimally-invasive, non-surgical product technologies, accessible in the office, improving patient care and overall health economics. As a woman-founded and led company with an expansive, internally created intellectual property portfolio with over 100 patents globally, in-house chemistry, manufacturing and controls, or CMC, and device manufacturing capabilities and proven ability to develop and commercialize products, we believe that we are well-positioned to become a leading company in the women’s healthcare space with solutions to address multi-billion dollar global opportunities. Our suite of products and product candidates address several large global market segments in which there has been little advancement for many years, helping women avoid pharmaceutical solutions, implants and surgery that can be expensive and expose women to harm. With an initial focus in the area of reproductive health, our two lead product candidates offer solutions for two ends of the spectrum: FemBloc for permanent birth control and FemaSeed as an artificial insemination infertility treatment. We believe our solutions have the potential to disrupt and grow the market segments that they address with few or no current direct competitors.
FemBloc and FemChec – Our Permanent Birth Control Solution. Our permanent birth control solution in development includes our proprietary FemBloc system, which features dual intrauterine directional delivery targeting both fallopian tubes simultaneously with a degradable biopolymer. If approved, we expect FemBloc to be the first and only non-surgical permanent birth control option, using a minimally invasive delivery system that locally instills a degradable biopolymer, which is designed to cause the fallopian tubes to close using the patient’s own scar tissue, resulting in permanent birth control for the patient without a permanent implant. We believe the FemBloc solution will be the safest and most natural approach for permanent birth control. FemBloc has the potential to offer a significant advantage over the only existing option, surgical tubal ligation, or “having their tubes tied”, as it is a procedure that can be completed in a physician’s office, with no anesthesia, no incisions, no specialty skill set or capital equipment and minimal pain and recovery time, and no residual implant remaining in the patient’s body after the scar tissue develops, which we believe will likely be at half the cost. We believe there are also significant advantages over other temporary or reversible methods that women may be using in lieu of the surgical tubal ligation option, as FemBloc does not use hormones or leave a long-term implant behind. Our permanent birth control solution combines FemBloc with our proprietary FemChec product candidate, which uses saline and air contrast to permit the same physician to evaluate the fallopian tubes in-office to confirm the success of FemBloc using an ultrasound test approximately three months after FemBloc treatment, rather than requiring the patient to visit another provider for a radiology-based exam, exposing the patient unnecessarily to radiation and the use of x-ray dye.
We have studied FemBloc in two clinical trials (a pilot safety study and a pivotal trial) pursuant to a U.S. Food and Drug Administration, or FDA, approved investigational device exemption, or IDE, evaluating safety in a total of 183 patients. Patients are being followed for five years for safety, and all 49 patients in the first clinical trial have completed two years of follow-up. There have been no serious safety events reported to date in any of the patients and, other than the unintended pregnancies discussed under “Business—Clinical Development—Our Permanent Birth Control Solution—Clinical Studies,” over 90% of the events reported that were classified as related to the device, procedure or both, were on the day of the procedure or within seven days after the procedure; over 75% of these events were classified by the physician as mild. Physicians observed that their patients found the procedure to be highly tolerable, with patient self-reported pain scores similar to placement of other intrauterine devices, or IUDs. Almost every case (96%) was assessed by the physician to be extremely simple or very simple to perform and 99% found it easier than tubal ligation surgery. At the confirmation test conducted three months following the FemBloc procedure, there was no evidence of remaining biopolymer detected in patients, which may indicate that the biopolymer completely degraded and likely exited the patient.
We began our small IDE trial in June 2020, and the study will cover up to 50 subjects at five U.S. sites. We plan to use the trial to evaluate which of the two confirmation tests (FemChec or a traditional radiology test) will be selected as the confirmation test that will be studied in our planned clinical trial to support our premarket approval, or PMA, application. We plan to submit the results of the trial along with the trial design for the pivotal clinical trial that we expect to serve as the clinical support for a potential future PMA application for FemBloc and FemChec to the FDA by the end of 2021 or beginning of 2022. If FDA approves the IDE for the pivotal clinical trial, we will initiate a new pivotal trial.
FemaSeed – Our Artificial Insemination Solution. Our artificial insemination solution in development includes our proprietary FemaSeed product candidate for artificial insemination, which features single intrauterine directional delivery with sperm, offering significant advantages over existing artificial insemination solutions, including being the first and only approach that delivers sperm locally and directly to the fallopian tube where conception occurs. Our artificial insemination solution combines FemaSeed with our FDA-cleared and marketed FemVue product, which, as used in development with our FemaSeed product candidate, uses a standard transcervical catheter to deliver saline and air contrast to safely assess the fallopian tubes for patency, or opening, prior to treatment with FemaSeed. Fallopian tube patency is necessary for successful fertilization, and we believe FemVue offers significant advantages over other existing procedures, including being the first ultrasound approach for the evaluation of a woman’s fallopian tubes as part of a diagnostic infertility assessment. The safety profile of FemaSeed to date is supported by data from our FemBloc clinical trials and a post-market study of an identical single intrauterine directional delivery device design, for which we received FDA clearance for another indication. As a result of the clinical work to date and FDA’s comments on previous submissions, we plan to submit the study design that we expect to serve as the clinical support for a future de novo classification request for FemaSeed to the FDA in the first half of 2021 and currently anticipate initiating a clinical trial after FDA approval of the IDE.
Our FemVue product currently has marketing clearances or authorization in the United States, Europe, Canada, and Japan.
Additional Women’s Health Solutions. We have also developed a novel technology platform for tissue sampling intended to be marketed alongside our other women-specific medical products in the physician’s office setting. Our FDA-cleared FemCerv product is a sterile, single-use disposable product that can be used to sample cervical cells and tissue, including in support of further testing following an abnormal Pap test, in a relatively pain-free office procedure. We sponsored a post-market study of FemCerv where FemCerv was found to be a relatively pain-free procedure that was able to obtain a complete and uncontaminated endocervical sample, which we believe provides significant advantages to the patient with the potential to support higher patient compliance for on-going monitoring and can aid in reliable detection. Our FemEMB product candidate in development is designed to obtain a comprehensive and uncontaminated sample of the endometrial cells and tissue in an office procedure. We believe there is a market opportunity for use of FemEMB in continuous monitoring by multiple sampling procedures that may be employed by physicians during and after treatments for cancers, abnormal bleeding, or other uterine treatments. We plan to submit our FemEMB product candidate for future marketing 510(k) clearance to the FDA in the first half of 2022. In addition, we plan to explore expanded indications for the single or dual intrauterine directional delivery to instill therapeutic drugs for the treatment of ailments of the fallopian tubes, for which we have issued patents.

The following table summarizes our current products and product candidate pipeline:

Our Team
We are a woman-founded, woman-led biomedical company, with a team of experienced biotechnology and medical device developers. Our founder and chief executive officer, Kathy Lee-Sepsick has over 25 years of experience in the medical device field with over 100 patents globally. Daniel Currie, our Senior Vice President, Operations has had over 30 years of operational experience in the medical device industry, including assignments at early stage and large, established companies. Dr. Lexy Kelley, MD, our Vice President, Clinical and Medical Affairs, has over 14 years of successful leadership in clinical development and medical affairs, including global strategy development and operations for biopharmaceutical companies. Our experienced leadership team with concentrated development expertise has an unwavering commitment to advancing women’s health. We have raised over $50 million since 2015 from both institutional and strategic investors, including executives from leading life science companies.
Our Intellectual Property and Production Capabilities
We have designed and developed the proprietary methods utilized in our women’s health solutions so that they are protected by patents, know-how, and trade secrets. Each product and product candidate in our portfolio is covered by both design and utility patents in the U.S. and significant ex-U.S. markets, with 130 issued patents and 33 pending patent applications as of December 31, 2020. All of our products are manufactured or assembled at our facility, and manufacturing activities are conducted to ensure compliance with the FDA and good manufacturing practices with significant CMC and device manufacturing infrastructure in compliance with quality systems regulation, or QSR. We have passed numerous manufacturing audits, including those by the FDA and international notified bodies.
Our Strategy
Our goal is to become a global leader in women’s health providing safe and effective solutions that have the potential to disrupt and grow the market segments for which they address. To achieve this goal and to contribute to our future success and growth, we are pursuing the following strategies.
•	Address unmet clinical needs in multiple large markets for women.
•
Execute on our clinical program to achieve FDA approval to advance our FemBloc system for use together with our FemChec occlusion confirmation device as the preferred option for permanent birth control for women.

•
Execute on our clinical program to achieve FDA grant of a de novo classification request to advance our FemaSeed system for use together with our FemVue saline-air device as the preferred option for artificial insemination.

•	Continuously innovate to introduce additional product offerings for women.
•	Penetrate the addressable markets by promoting patient and practice awareness.
•	Build a commercialization infrastructure with a specialized direct sales and marketing team.
•	Expand gynecologists’ practice capabilities by diversifying products and services to include artificial insemination with FemaSeed.
The Reproductive Health Opportunity
There are an estimated 72 million reproductive aged women in the United States alone. We intend to offer comprehensive solutions for preventing pregnancy and achieving pregnancy for women, providing cost-effective and safe solutions while avoiding surgery. During their childbearing years, most women will want to control their risk of pregnancy. Additionally, there are many women that wish to become pregnant that are unable to do so. According to a Centers for Disease Control and Prevention, or CDC, report, the ability to plan when to be pregnant and how many pregnancies to initiate has been called one of the ten great public health achievements in the twentieth century. Many women, however, who spend an average of three years seeking to become pregnant and thirty years avoiding pregnancy, are not satisfied with the current methods for preventing unwanted pregnancies and achieving pregnancy.
Approximately 800,000 women undergo tubal ligation each year in the United States alone, however there are over an estimated 12 million women who remain on a non-permanent birth control option long-term, which we believe is due to there being only a surgical permanent option available to women. In addition, 500,000 men undergo a vasectomy procedure every year. While the 1.3 million women and their partners annually who want to permanently prevent pregnancy represent our initial near-term market opportunity, we believe these numbers do not reflect the true demand for permanent birth control, as many do not want to submit to invasive surgical procedures such as vasectomies and tubal ligations. The market for female permanent birth control is large and growing, and we believe the market opportunity in the U.S. alone could expand to exceed $20 billion with a safe and effective in-office option as women shift from temporary or reversible contraceptive alternatives to more permanent solutions.
The overall decline in birth rates in the United States and globally has resulted in aging populations that present serious challenges for the world economy and economic stability. In the United States alone, it is estimated over nine million women desire pregnancy but are unable to achieve pregnancy. Only a little over half of these women proceed with some form of intervention, and only a very small proportion undergo more advanced assisted reproductive technologies such as in vitro fertilization, or IVF. Although intrauterine insemination, or IUI, an artificial insemination option, is the oldest technique in reproductive medicine and a well-accepted first-line treatment method for couples with unexplained infertility, mild male factor infertility, sexual dysfunction, and cervical factor infertility, its success rates remain relatively low. Alternative methods to IUI have not been advanced to meet the continuous demand for safe and effective first-line alternatives that are considerably less costly and less invasive than more advanced assisted reproductive options. The market for IUI is large and growing, and we believe the market in the United States alone could exceed $2 billion with a safe and effective novel first-line approach as women move to seek care for the treatment of infertility.
Risks Associated With Our Business
Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” These risks include, among others, the following:
•
We have incurred significant operating losses since inception, we expect to incur operating losses in the future and we may not be able to achieve or sustain profitability. We have limited history operating as a commercial company.

•
Our current product candidates are in various stages of development. Our product candidates may fail in development or suffer delays that adversely affect their commercial viability. If we fail to obtain or maintain U.S. Food and Drug Administration approval to market and sell our FemBloc or a granted de novo classification of FemaSeed, or if such approval or de novo classification is delayed, our business will be materially harmed.

•
The process to conduct clinical trials that may be necessary to obtain regulatory approval, grant of a de novo classification, or 510(k) clearance is lengthy and expensive with uncertain outcomes, and our data developed in those clinical trials is subject to interpretation by FDA and foreign regulatory authorities. If clinical trials of our current FemBloc system, FemaSeed system and future products do not produce results necessary to support regulatory approval, de novo classification, or clearance in the United States or, with respect to our current or future products, elsewhere, we will be unable to commercialize these products and may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of those products.
•
We will require substantial additional capital to finance our planned operations, which may not be available to us on acceptable terms or at all. As a result, we may not be able to implement our planned sales and marketing program to commercialize our products.

•
We have derived minimal revenue from our operations and incurred significant operating losses since inception, we expect to incur operating losses in the future, and we may not be able to achieve or sustain profitability.

•	There is a substantial doubt about our ability to continue as a going concern.
•
We have limited experience marketing and selling our devices, and if we are unable to establish, manage and maintain sales and marketing capabilities, we will be unable to successfully commercialize our FemBloc system or our FemaSeed system, or generate product revenue.

•	We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
•
We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic which has impacted our ability to enroll trial patients and conduct our clinical trials, and therefore our receipt of necessary regulatory approvals, clearances or grants could be delayed or prevented.

•
Our products and operations are subject to extensive government regulation and oversight both in the United States and internationally, and our failure to comply with applicable requirements could harm our business.

•
If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our FemBloc system, or any current or future products we seek to commercialize, our commercial success may be severely hindered.

•
If we are unable to maintain, obtain or adequately protect our intellectual property rights, we may not be able to compete effectively in our market or we could be required to incur significant expenses to enforce or defend our rights or attempt to do the same.

•	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Corporate Information
We were incorporated in February 2004 as a Delaware corporation under the name Femasys Inc. Our principal executive office is located at 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, and our telephone number is (770) 500-3910. Our website address is www.femasys.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.
We use “Femasys,” “FemBloc,” “FemChec,” “FemaSeed,” “FemVue,” “FemCerv,” “FemEMB,” and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our right or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and any reference herein to “emerging growth company” has the meaning ascribed to it in the JOBS Act.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the U.S. Securities and Exchange Commission, or the SEC. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected not to take advantage of such extended transition period, which means that we will adopt a new standard when it is issued or revised.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The Offering
Common stock offered by us in this offering
     shares.
Common stock to be outstanding after this offering
     shares (or      shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares
We have granted the underwriters a 30-day option to purchase up to      additional shares of our common stock at the public offering price less estimated underwriting discounts and commissions.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows: (i) to fund the clinical development program for the FemBloc system through the      stage of development; (ii) to fund the clinical development program for the FemaSeed system through the      stage of development; (iii) to fund product development and research and development activities; (iv) to hire additional personnel; and (v) the remainder for working capital and general corporate purposes. See “Use of Proceeds.”
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Indications of interest
Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $     million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering.
Proposed Nasdaq symbol
“FEMY”

The number of shares of our common stock to be outstanding after this offering is based on      shares of our common stock outstanding as of December 31, 2020, and excludes:
•	shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $ per share;
•	shares of our common stock that remained available for issuance under our 2015 Stock-Based Incentive Compensation Plan, or 2015 Plan, as of December 31, 2020;
•
     shares of our common stock that became available for future issuance under our 2021 Incentive Award Plan, or our 2021 Equity Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part;

•
     shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of     , which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of      per share; and

•
     shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plane, or ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

Unless otherwise indicated and except with respect to historical financial information, all information contained in this prospectus:
•	assumes a for - reverse stock split effected on ;
•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock;
•	gives effect to the automatic conversion upon the completion of this offering of all of our warrants to purchase convertible preferred stock into warrants to purchase shares of common stock;
•	gives effect to the automatic conversion upon the completion of this offering of all of our convertible preferred stock into an aggregate of shares of common stock; and
•
gives effect to the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering.

Summary Historical Financial Data
The following tables set forth, for the periods and as of the dates indicated, our summary historical financial data. The statements of operations data for the years ended 2020 and 2019 and the balance sheet data as of December 31, 2020 are derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following information together with the more detailed information contained in “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.
	December 31,
	2019	2020
Statement of Comprehensive Loss Data:
Sales	$929,064	$
Cost of sales	223,678
Gross margin	705,386
Operating expenses:
Research and development	6,914,179
Selling and marketing	1,503,784
General and administrative	3,298,829
Depreciation and amortization	625,778
Total operating expenses	12,342,570
Loss from operations	(11,637,184)
Other income (expense):
Interest income, net	287,537
Other income	93,000
Other expense	(2,323)
Interest expense	(9,972)
Total other income	368,242
Loss before income taxes	(11,268,942)
Income tax expense	3,006
Net loss	$(11,271,948)
Comprehensive loss:
Net loss	$(11,271,948)
Change in fair value of available for sale investments	4,783
Total comprehensive loss	$(11,267,165)

Net loss per share, basic and diluted(1)	$(1.33)	$

Weighted average shares of common stock outstanding used to compute net loss per share, basic and diluted(1)	8,459,588

Pro forma net loss per share, basic and diluted (unaudited)(1)		$
Weighted average shares of common stock outstanding used to compute pro forma net loss per share, basic and diluted (unaudited)(1)
(1)	See note 12 to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical basic and diluted net loss per share.

As of December 31, 2020
	Actual	As Adjusted(1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$
Working capital (deficit)(2)
Total assets
Total liabilities
Total stockholders' deficit
(1)
The as adjusted amounts give effect to the issuance and sale by us of      shares of our common stock in this offering at an initial public offering price of $     per share, after deducting the underwriting discounts and commissions and estimated expenses payable by us.

(2)
We define working capital as current assets less current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our common stock. The realization of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations and growth, and our ability to accomplish our strategic objectives. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment.
Risks Related to Our Financial Position and Need for Additional Capital
We have incurred significant operating losses since inception, we expect to incur operating losses in the future and we may not be able to achieve or sustain profitability. We have limited history operating as a commercial company.
We have incurred net losses since our inception, and expect to continue to incur losses for the foreseeable future. For the years ended December 31 2020 and December 31, 2019, we had net losses of $    and $11,271,948, respectively. As of December 31, 2020, we had an accumulated deficit of    . Based on our current operating plan, our current cash and cash equivalents and revenue, together with the anticipated proceeds from this offering, are expected to be sufficient to fund our ongoing operations at least through    . Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.
To date, we have financed our operations primarily through private placements of our convertible preferred stock and amounts borrowed under a credit facility. We have devoted substantially all of our resources to development activities related to our FemBloc system and FemaSeed system, including research and development and clinical and regulatory initiatives.
Following this offering, we expect that our operating expenses will continue to increase as we continue to build our infrastructure, develop, enhance and commercialize new products and incur additional operational costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve or sustain profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives, either of which would have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline. In addition, failure of our FemBloc and FemaSeed solutions to be approved to market or granted de novo classification, respectively, or to significantly penetrate existing or new markets would negatively affect our business, financial condition and results of operations.
We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which could force us to delay or reduce our commercialization efforts or product development programs.
Based on our current operating plan, our current cash and cash equivalents, together with the anticipated proceeds from this offering, are expected to be sufficient to fund our ongoing operations at least through    . However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our available financial resources much faster than we currently expect. Any future funding requirements will depend on many factors, including:
•	the initiation, scope, rate of enrollment, progress, success and cost of our current or future clinical trials;
•	the cost of our research and development activities;
•	the acceptance of our clinical trial data by the FDA or foreign regulatory authorities;
•	patient, physician and market acceptance of our permanent birth control system, intrauterine insemination system and women-specific medical products;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent or other intellectual property rights;
•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;
•	the cost and timing of additional regulatory clearances, de novo grants or approvals;
•	the cost and timing of establishing additional sales and marketing capabilities;
•	costs associated with any product recall that may occur;
•	the effect of competing technological and market developments;
•	the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions; and
•	the costs of operating as a public company.
Any additional equity or debt financing that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds by selling additional shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock after this offering (including through the exercise by the underwriters of their option to purchase additional shares of our common stock), the issuance of such securities will result in dilution to our stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering. Furthermore, investors purchasing any securities we may issue in the future may have rights superior to your rights as a holder of our common stock.
In addition, any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. If we raise additional funds through collaboration and licensing arrangements with third-parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us.
Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third-parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our business, financial condition and results of operations.
There is substantial doubt about our ability to continue as a going concern.
There is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital in this offering or otherwise as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into critical contractual relations with third parties and otherwise execute our development strategy.
Our financial results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly and annual results of operations may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. One such factor includes seasonal variations of sales. We may in the future experience higher sales in the fourth quarter as a result of patients having paid their annual insurance deductibles in full, thereby reducing their out-of-pocket costs.
Other factors that may cause fluctuations in our quarterly and annual results include:
•	patient and physician adoption of our FemBloc system, if approved to market;
•	patient and physician adoption of our FemaSeed system, if granted de novo classification;
•	changes in coverage policies by third-party payors that affect the reimbursement of procedures using our products;
•	unanticipated pricing pressure;
•	the hiring, retention and continued productivity of our sales representatives;
•	our ability to expand the geographic reach of our sales and marketing efforts;
•	our ability to obtain regulatory clearance or approval for any products in development or for our current products for additional indications or in additional countries outside the United States;
•	results of clinical research and trials on our existing products and products in development;
•	delays in receipt of anticipated purchase orders;
•	delays in, or failure of, component and raw material deliveries by our suppliers; and
•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.
Because our quarterly and annual results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing. These fluctuations may also increase the likelihood that we will not meet our forecasted performance, which could negatively affect the market price for our common stock.
Our ability to use our net operating losses and research and development credit carryforwards to offset future taxable income may be subject to certain limitations.
In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change," generally defined as a more than 50 percentage points increase in ownership by value in its equity ownership by certain shareholders over their lowest ownership percentage within a rolling three-year period, is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, and its research and development credit carryforwards to offset future taxable income. Certain substantial changes in our ownership between February 2004 and December 2018 will more likely than not limit our ability to utilize the amount of our existing NOLs and research and development credit carryforwards, and if we undergo any further ownership change (including pursuant to this offering), our ability to utilize NOLs and research and development credit carryforwards could be further limited by Sections 382 and 383 of the Code. In addition, our ability to deduct net interest expense may be limited if we have insufficient taxable income for the year during which the interest is incurred, and any carryovers of such disallowed interest would be subject to the limitation rules similar to those applicable to NOLs and other attributes. Future changes in our stock ownership, some of which might be beyond our control, could result in an ownership change under Section 382 of the Code. For these reasons, in the event we experience a change of control, we may not be able to utilize a material portion of the NOLs, research and development credit carryforwards or disallowed interest expense carryovers, even if we attain profitability.
Risks Related to Discovery and Development
Our current product candidates are in various stages of development. Our product candidates may fail in development or suffer delays that adversely affect their commercial viability. If we fail to obtain or maintain FDA approval to market and sell our FemBloc, or a granted de novo classification of FemaSeed, or if such approval or de novo classification is delayed, our business will be materially harmed.
The process of seeking regulatory approval, the grant of a de novo classification, or 510(k) clearance to market a medical device is expensive and time consuming. There can be no assurance that approval, de novo classification, or 510(k) clearance will be granted. If we are not successful in obtaining timely approval of our FemBloc device or de novo classification of FemaSeed from the FDA, we may never be able to generate significant revenue and may be forced to cease operations. We are currently seeking an IDE approval to conduct a clinical trial of the FemBloc system for female permanent birth control to support a subsequent PMA application, and we will also be submitting a request for de novo classification of the FemaSeed system for artificial insemination. The FDA approval process requires an applicant to demonstrate the safety and effectiveness based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The de novo classification process requires an applicant to demonstrate that general controls, or general and special controls, are sufficient to provide reasonable assurance of safety and effectiveness and that the probable benefits of the device outweigh the probable risks. The de novo request is supported by performance data, which may include clinical data. The FDA can delay, limit or deny approval of a device for many reasons, including:
•	we may not be able to demonstrate to the FDA's satisfaction that our product is safe and effective for its intended use;
•	the FDA may disagree that our clinical data supports the label and use that we are seeking;
•	the FDA may disagree that the data from our preclinical studies and clinical trials is sufficient to support marketing authorization; and
•	the manufacturing process and facilities we use may not meet applicable requirements.
Obtaining approval, clearance or granted de novo classification from the FDA or any foreign regulatory authority could result in unexpected and significant costs for us and consume management's time and other resources. The FDA could ask us to supplement our submissions, collect additional non-clinical data, conduct additional clinical trials, prepare additional manufacturing data or information or engage in other time-consuming actions, or it could simply deny our applications. In addition, if approved or granted approval to market, we will be required to obtain additional FDA approvals or clearances prior to making certain modification to our devices, and the FDA may revoke the approval or clearance or impose other restrictions if post-market data demonstrates safety issues or lack of effectiveness. If we are unable to obtain and maintain the necessary regulatory approvals and clearances to market our products, our financial condition may be adversely affected, and our ability to grow domestically and internationally would likely be limited. Additionally, even if approved or granted de novo classification, FemBloc or FemaSeed may not be approved or a de novo classification request may not be granted for the indications that are necessary or desirable for successful commercialization or profitability.
We are substantially dependent on the FDA's permission to market our FemBloc and FemaSeed systems, as well as market acceptance in the United States for them, and our failure to receive FDA authorization to market either the FemBloc or FemaSeed systems or the failure of them to gain such market acceptance would negatively impact our business.
Since our inception, we have devoted substantially all of our efforts to the development of our intrauterine delivery technology that is the basis for our FemBloc and FemaSeed systems. We have not yet received authorization from the FDA to market and sell either the FemBloc nor the FemaSeed system in the United States. However, we will incur costs, including costs to build our sales force, in anticipation of FDA authorization to market these systems. If we are unable to obtain authorization from the FDA to market and sell these systems in the United States and then to achieve significant market acceptance in the United States, our results of operations will be adversely affected as the United States is expected to be the principal market for these products. Further, because we have incurred costs prospectively in advance of FDA authorization, we would be unable to recoup these costs if the systems are not authorized for marketing by the FDA. We have other commercial products and others in development, but their revenue is currently minimal, thus, if we are unsuccessful in commercializing the FemBloc or FemaSeed systems or are unable to market the FemBloc or FemaSeed systems as a result of a quality problem, failure to maintain or obtain regulatory marketing authorizations, unexpected or serious complications or other unforeseen negative effects related to these systems or the other factors discussed in these risk factors, we would lose an additional source of revenue, and our business will be materially adversely affected.

The clinical development process required to obtain regulatory approvals is lengthy and expensive with uncertain outcomes, and our data developed in those clinical trials is subject to interpretation by FDA and foreign regulatory authorities. If clinical trials of our current FemBloc system, FemaSeed system and future products do not produce results necessary to support regulatory approval, a granted de novo classification or clearance in the United States or, with respect to our current or future products, elsewhere, we will be unable to commercialize these products and may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of those products.
We are currently seeking PMA approval for our permanent birth control solution and the granting of a de novo classification for our artificial insemination solution. In order to obtain PMA approval for the FemBloc system, we must conduct well-controlled clinical trials designed to assess the safety and effectiveness of the product candidate. A de novo classification request must also include data demonstrating the benefits and risks of the device and we expect FDA will require clinical data on the FemaSeed system. Conducting clinical trials is a complex and expensive process, can take many years, and outcomes are inherently uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in commercial revenue. We may experience significant setbacks in clinical trials, even after earlier clinical trials showed promising results, and failure can occur at any time during the clinical development process. Any of our products may malfunction or may produce undesirable adverse effects that could cause us, institutional review boards, or IRBs, or regulatory authorities to interrupt, delay or halt clinical trials. We, IRBs, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.
During the conduct of our studies for FemBloc and FemChec, misinterpretation of the FemChec test was observed and confirmed by an independent clinical events committee that resulted in a higher-than expected number of pregnancies in the clinical trials. Enrollment has been paused for the pivotal trial until FDA approves an IDE supplement to resume the study, or an IDE for a new pivotal trial. Patients are continuing to be followed for safety through 5 years. While we are currently conducting a small IDE study to evaluate the adequacy of our proposed mitigations to reduce the risk of pregnancy and improve reliance rate, and to evaluate which of the two confirmation tests (FemChec and a traditional radiology test) will be selected as the confirmation test that will be studied in our planned clinical trial to support the PMA application, we cannot be certain that FDA will permit us to continue the pivotal clinical study. Successful results of preclinical studies are not necessarily indicative of future clinical trial results, and predecessor clinical trial results may not be replicated in subsequent clinical trials. Moreover, interim results or topline results may be subject to change upon full review of the data from a clinical trial. Additionally, the FDA may disagree with our interpretation of the data from our preclinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or effectiveness, and may require us to pursue additional preclinical studies or clinical trials, which could further delay the clearance, de novo classification, or approval of our products. The data we collect from our preclinical studies and clinical trials may not be sufficient to support FDA approval, a request for de novo classification, or clearance, and if we are unable to demonstrate the safety and effectiveness of our future products in our clinical trials, we will be unable to obtain regulatory approval, a granted de novo classification, or clearance to market our products.
In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which are often referred to as milestones. These milestones could include the submission to the FDA of an IDE application to commence a clinical trial for a new product candidate; the enrollment of patients in clinical trials; the release of data from clinical trials; and other clinical and regulatory events; and the obtainment of the right to affix the CE mark in the European Union. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.
Clinical trials are necessary to support PMA applications, certain de novo classification requests and certain 510(k) premarket notifications and may be necessary to support PMA supplements or subsequent 510(k) submissions for modified versions of our marketed devices. This would require the enrollment of large numbers of suitable subjects, which may be difficult to identify, recruit and maintain as participants in the clinical trial. The earlier clinical trials supporting the IDE for the new pivotal trial, which will be the basis for the PMA application for our FemBloc system, involved 183 patients. Adverse outcomes in the IDE approved pivotal trial or post-approval studies could also result in restrictions or withdrawal of approval of the PMA. We will likely need to conduct additional clinical trials in the future for the approval of the use of our products in some foreign countries. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons. We may experience a number of events during the conduct of our clinical trials that could adversely affect the costs, timing or successful completion, including:
•
we are required to submit an IDE application to FDA, which must become effective prior to commencing human clinical trials, and FDA may reject our IDE application and notify us that we may not begin investigational trials;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;
•
regulators and/or IRBs or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•
we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•
clinical trials may produce negative or inconclusive results, or we may not agree with regulatory authorities on the interpretation of our clinical trial results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•
the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•	we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;
•
we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

•
regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;
•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;
•	we may be unable to recruit a sufficient number of clinical trial sites or trial subjects;
•
regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for approval; and
•	our current or future products may have undesirable side effects or other unexpected characteristics.
Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. We have in the past and may in the future have to terminate a clinical trial site which is found through our clinical trial monitoring activities to be noncompliant with our clinical trial protocols or with applicable laws, regulations, requirements and guidelines for the conduct of our clinical trials.
In addition, clinical trials must be conducted with supplies of our devices produced in conformance with design control requirements in 21 CFR § 820.30 and stored and used by clinical trial sites in accordance with our clinical trial protocols. Furthermore, we rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our CROs to support the conduct of our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our CROs fail to help oversee the conduct the study in compliance with GCP standards or are delayed for a significant time in the execution of the trial, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.
Failure can occur at any stage of clinical testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the safety and effectiveness of our systems or any product we may develop in the future would prevent receipt of regulatory approval, a granted de novo classification, or 510(k) clearance and, ultimately, the commercialization of that product or indication for use. Even if our future products are approved, de novo classified, or cleared in the United States, commercialization of our products in foreign countries would require approval by regulatory authorities in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.
Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.
We may encounter delays or difficulties in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials on our current timelines, or at all, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. For example, as a result of the COVID-19 pandemic, we have had slower than expected enrollment for our clinical trials. Slow enrollment in our clinical trials may lead to delays in our development timelines.
Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor's product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.
Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates, or could render further development impossible. In addition, we rely on clinical trial sites to ensure timely conduct of our clinical trials and, while we have entered into agreements governing their services, we are limited in our ability to compel their actual performance.

Interim, “topline,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to confirmation, audit, and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or topline data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. Interim or preliminary data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment and treatment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the potential of the particular program, the likelihood of marketing approval, grant, clearance or commercialization of the particular product candidate, any marketed product, and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.
If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
If patients or physicians are not willing to change current practices to adopt our permanent birth control solution and women’s healthcare therapies, our products may fail to gain increased market acceptance, and our business will be adversely affected.
Our primary strategy to grow our revenue is to drive the adoption of our permanent birth control using the FemBloc system with FemChec confirmatory test, and for physicians to employ our products to treat or diagnosis their patients with reproductive disorders or cancers. Physicians may choose not to adopt our permanent birth control solution and products for women’s healthcare for a number of reasons, including:
•	lack of availability of adequate third-party payor coverage or reimbursement;
•	lack of experience with our products and with permanent birth control and sonography as treatment alternatives;
•
our inability to convince key opinion leaders to provide recommendations regarding our permanent birth control solution, or to convince physicians, patients and healthcare payors that our permanent birth control solution is an attractive alternative to surgical tubal ligation or other contraception options;

•	perceived inadequacy of evidence supporting clinical benefits, safety or cost-effectiveness of our permanent birth control solution over existing alternatives;
•	liability risks generally associated with the use of new products and procedures; and
•	the training required to use new products.
We focus our sales, marketing and training efforts primarily on obstetrical and gynecological physicians. However, physicians from other disciplines, including primary care physicians, as well as other medical professionals, such as nurse practitioners and physician assistants, are often the initial point of contact for patients with contraceptive needs. We believe that educating physicians in these disciplines and other medical professionals about the clinical merits, patient benefits and safety profile of our permanent birth control solution is an element of increasing the adoption of our FemBloc system. If additional physicians or other medical professionals do not appreciate and recommend our permanent birth control solution for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and our business may be adversely affected.
In addition, patients may not be able to adopt or may choose not to adopt our permanent birth control solution if, among other potential reasons, their anatomy would not allow for effective treatment with our FemBloc system, they are reluctant to receive a permanent solution to their contraceptive needs, they are worried about potential adverse effects of our permanent birth control solution, such as infection or discomfort, or they are unable to obtain adequate third-party coverage or reimbursement.
If we fail to obtain a granted de novo classification from the FDA to market and sell the FemaSeed system, or if the review of the novo classification request is delayed, we will be unable to commercially distribute and market FemaSeed in the United States.
The process of requesting de novo classification to market a medical device is expensive and time consuming. There can be no assurance that the de novo classification request will be granted. If we are not successful in obtaining timely grant of the FemaSeed system de novo classification request from the FDA, we may never be able to generate revenue. We are currently requesting de novo classification of the FemaSeed system for localized intrauterine insemination. The de novo process necessitates submitters to demonstrate that general controls, or general and special controls, are sufficient to provide reasonable assurance of safety and effectiveness and that the probable benefits of the device outweigh the probable risks. The de novo request is supported by extensive data, including, but not limited to, technical, preclinical, and often also clinical trial data. The FDA can delay, limit or deny a granted de novo classification for a device for many reasons, including:
•
we may not be able to demonstrate to the FDA's satisfaction that general controls, or general and special controls, are sufficient to provide reasonable assurance of safety and effectiveness of our product for its intended use;

•	the FDA may disagree that the probable benefits of the device outweigh the probable risks; and
•	the FDA may disagree that the data from our manufacturing activities, preclinical studies and clinical trial are sufficient to support de novo classification.
The process of obtaining de novo classification from the FDA could result in costs for us and consume management's time and other resources. The FDA could ask us to supplement our submission, collect additional non-clinical data, conduct additional clinical trials or engage in other time-consuming actions, or it could simply deny our request for the de novo classification. If we are unable to obtain and maintain the necessary regulatory authorizations, our financial condition may be adversely affected, and our ability to grow domestically and internationally would likely be limited.
If patients or physicians are not willing to change current practices to adopt our artificial insemination solution, our system may fail to gain increased market acceptance, and our business will be adversely affected.
Our primary strategy to grow our revenue is to drive the adoption of our artificial insemination solution using FemaSeed system for physicians to treat their patients with infertility. Physicians may choose not to adopt our artificial insemination solution and diagnostic device for women’s healthcare for a number of reasons, including:
•	lack of experience with our products and with intrauterine insemination and sonography as treatment alternatives;
•
our inability to convince key opinion leaders to provide recommendations regarding our artificial insemination solution, or to convince physicians and patients that our localized intrauterine insemination product is an attractive alternative to other intrauterine insemination options;

•	perceived inadequacy of evidence supporting clinical benefits, safety or cost effectiveness of our intrauterine insemination product over existing alternatives;

•	liability risks generally associated with the use of new products and procedures; and
•	the training required to use new products.
We focus our sales, marketing and training efforts initially on reproductive endocrinologist physicians with possible expansion to gynecologists who are often the initial point of contact for patients with infertility needs. We believe that educating physicians in these disciplines and other medical professionals about the clinical merits and patient benefits of our artificial insemination solution is an element of increasing the adoption of our FemaSeed system. If additional physicians or other medical professionals do not appreciate and recommend our FemaSeed system for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and our business may be adversely affected.
If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our permanent birth control solution, or any other products we seek to commercialize, our commercial success may be severely hindered.
The primary customers for our products are obstetrics-gynecological physicians, related healthcare professionals, women’s healthcare provider organizations, and reproductive endocrinologists for our infertility products. Our customers typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used and bill patients for any deductibles or co-payments. Many third-party payors currently cover contraceptive related procedures as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or, collectively, the ACA. If there are changes to the ACA related to contraceptive coverage, any decline in the amount payors will reimburse our customers could make it difficult for customers to elect choosing or to adopt our FemBloc system and could create additional pricing pressure for us. If we are forced to lower the price we charge for our product, our gross margins will decrease, which could have a material adverse effect on our business, financial condition and results of operations and impair our ability to grow our business. Limited third-party payors provide infertility coverage with patient cash pay often required for treatment and services.
Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, no uniform policy of coverage and reimbursement for procedures using our other products exists among third-party payors. Therefore, coverage and reimbursement for procedures using our other products can differ significantly from payor to payor. Payors continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and procedures. There can be no assurance that third-party payor policies will provide coverage for procedures in which our products are used. If we are not successful in reversing existing non-coverage policies, or if third-party payors that currently cover or reimburse our products and related procedures reverse or limit their coverage in the future, or if other third-party payors issue similar policies, this could have a material adverse effect on our business. Due to the ongoing COVID-19 pandemic, millions of Americans have lost or may lose employer-based insurance coverage, which may adversely affect our ability to commercialize our products.
Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in international markets. Third-party coverage and reimbursement for procedures using our products or any of our products in development for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could have an adverse effect on our business, financial condition and results of operations and impair our ability to grow our business.
Third-party payors and physicians who do not cover or use our permanent birth control solution or other women’s healthcare devices may require additional clinical data prior to adopting or maintaining coverage of our FemBloc system.
Our success depends on physician and third-party payor acceptance of our permanent birth control solution as an effective treatment option and our other healthcare devices for women. If physicians or payors do not find our body of published clinical evidence and data compelling or wish to wait for additional studies, they may choose not to use or provide coverage and reimbursement for our products. Currently, most large third-party payors cover permanent birth control as part of the ACA.

In addition, the long-term effects of use of our women’s healthcare products beyond five years are not yet known. Certain physicians, hospitals and payors may prefer to see longer-term safety and efficacy data than we have produced. We cannot provide assurance that any data that we or others may generate in the future will be consistent with that observed in our existing clinical trials.
The training required for physicians to use our permanent birth control solution and artificial insemination solution could reduce the market acceptance of our products.
As with any new method or technique, physicians must undergo a thorough training program before they perform the procedure. Even after successfully completing the training program, physicians could still experience difficulty in successfully providing the solutions and, as a result, limit use of the products significantly in their practice or cease utilizing it altogether.
In addition, we may experience difficulty growing the number of physicians who complete our training program if patient demand is low, if the length of time necessary to train each physician is longer than expected, if the capacity of our sales representatives to train physicians is less than expected or if we are unable to sufficiently grow our sales organization. All of these events would lead to fewer trained physicians to provide our solutions, which could negatively affect our business, financial condition and results of operations and impair our ability to grow our business.
We currently compete and will in the future continue to compete against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may prevent us from achieving increased market penetration and improved operating results.
The biomedical industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Our competitors have historically dedicated, and will continue to dedicate, significant resources to promoting their products or developing new products or methods to treat women’s reproductive issues and healthcare. We consider our primary potential competition to be other biomedical companies marketing women-specific medical products. Once we have received FDA approval, we will be the only non-surgical permanent birth control solution approved for commercialization in the United States. Once we receive FDA de novo classification, we will be the only localized intrauterine insemination solution approved for commercialization in the United States. For our other FDA-cleared devices, we currently compete with one other medical device provider in the United States. We also believe other emerging businesses may be in the early stages of developing women-specific medical products. If one or more manufacturers successfully develops a product for providing permanent birth control that is more effective, better tolerated or otherwise results in better compliance by patients, or otherwise more attractive than our permanent birth control solution, sales of our FemBloc system could be significantly and adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if other companies are successful in developing devices that are approved for a broader range of indications than our permanent birth control system, we will be at a further competitive disadvantage, which could also affect our business, financial condition and results of operations. If one or more manufacturers successfully develops a product for providing localized intrauterine insemination that is more effective or otherwise more attractive than our artificial insemination solution, sales of our FemaSeed system could be significantly and adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if other companies are successful in developing products that are approved for a broader range of indications than our intrauterine insemination system, we will be at a further competitive disadvantage, which could also affect our business, financial condition and results of operations.
Many of the companies against which we may compete may have competitive advantages with respect to primary competitive factors in the women’s healthcare market, including:
•	greater company, product and brand recognition;
•	superior product safety, reliability and durability;
•	better quality and larger volume of clinical data;
•	more effective marketing to and education of patients and physicians;
•	more sales force experience and greater market access;

•	better product support and service;
•	more advanced technological innovation, product enhancements and speed of innovation;
•	more effective pricing and revenue strategies;
•	lower procedure costs to patients;
•	more effective reimbursement teams and strategies;
•	dedicated practice development; and
•	more effective clinical training teams.
We also compete with other biomedical companies to recruit and retain qualified sales, training and other personnel.
In addition, though there are currently no pharmacologic therapies approved to provide permanent birth control, we may in the future face competition from pharmaceutical companies that develop such therapies. We also expect to experience increased competition in the future as other companies develop and commercialize competing women-specific devices. Any of these companies may also have the competitive advantages described above.
Our long-term growth depends on our ability to enhance our permanent birth control solution, artificial insemination solution, and women-specific medical products, expand our indications and develop and commercialize additional products.
It is important to our business that we continue to enhance our permanent birth control system, intrauterine insemination system, women-specific medical products and develop and introduce new products. Developing products is expensive and time-consuming and could divert management's attention away from our core business. The success of any new product offering or product enhancements will depend on several factors, including our ability to:
•	properly identify and anticipate physician and patient needs;
•	develop and introduce new products and product enhancements in a timely manner;
•	avoid infringing upon the intellectual property rights of third-parties;
•	demonstrate, if required, the safety and effectiveness of new products with data from preclinical studies and clinical trials;
•	obtain the necessary regulatory clearances, grants or approvals for expanded indications, new products or product modifications;
•	be fully FDA-compliant with marketing of new products or modified products;
•	provide adequate training to potential users of our products;
•	receive adequate coverage and reimbursement for procedures performed with our products; and
•	develop an effective and dedicated sales and marketing team.
If we are not successful in expanding our indications and developing and commercializing new products and product enhancements, our ability to increase our revenue may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.
Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our permanent birth control solution, artificial insemination solution, and women-specific medical products and manage our inventory.
To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for our products. Our ability to accurately forecast demand for our products could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our permanent birth control system, artificial insemination system and women-specific medical products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate customer demand for our products, our third-party suppliers may not be able to deliver components to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which could have an adverse effect on our ability to meet customer demand for our products and our results of operations.
We seek to maintain sufficient levels of inventory and components in order to protect ourselves from supply interruptions. As a result, we are subject to the risk that a portion of our inventory will become obsolete or expire, which could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.
We manufacture and assemble components for our products, and a loss or degradation in performance of our manufacturing capabilities could have a material adverse effect on our business, financial condition and results of operations.
We manufacture and assemble components used in our permanent birth control system, artificial insemination system and women-specific medical products. Our ability to maintain sufficient levels of inventory for our products could be negatively affected by many factors, including our failure to accurately manage our staffing requirements or a decrease in production capabilities. Conversely, if we overestimate customer demand for our permanent birth control system, artificial insemination system and women-specific medical products, our production staff may be in excess of that needed, and this could result in excess cost, which could have a material adverse effect on our business, financial condition and results of operations.
We rely on a limited number of third-party suppliers for components for our products, as well as the sterilization of certain of our products, and a loss or degradation in performance of these suppliers could have a material adverse effect on our business, financial condition and results of operations.
We rely on third-party suppliers for the raw materials and components used in our permanent birth control system, artificial insemination system and women-specific medical products. These suppliers may be unwilling or unable to supply the necessary materials and components reliably and at the levels we anticipate or that are required by the market. Our ability to supply our products commercially and to develop any future products depends, in part, on our ability to obtain these materials, components and products in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. While our suppliers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their products, either because of acts of nature, or our relative importance to them as a customer, and our suppliers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change suppliers due to any change in or termination of our relationships with these third parties, or if our suppliers are unable to obtain the materials they need to produce our components at consistent prices or at all, we may have to make modifications or changes to our products triggering the need for additional regulatory clearances or approvals, lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.
While we believe replacement suppliers exist for all materials, components and services necessary to manufacture our products, establishing additional or replacement suppliers for any of these materials, components or services, if required, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, may affect the performance specifications of our products or could require that we modify its design. Even if we are able to find replacement suppliers, we will be required to verify that the new supplier maintains facilities, procedures and operations that comply with our quality expectations and applicable regulatory requirements. Furthermore, our suppliers could require us to use alternative materials or components. Any of these events could require that we obtain a new regulatory authority approval before we implement the change, which could result in further delay and which may not be obtained at all. While we seek to maintain sufficient levels of inventory as discussed above, those inventories may not fully protect us from supply interruptions.
We have only limited supply arrangements in place with respect to certain components of our manufacturing process, and these arrangements do not extend to full commercial supply. We acquire certain key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect certain of the materials for our product candidates and other materials. If we obtain marketing approval, grant or clearance for our product candidates, we will need to establish an agreement for commercial manufacture of certain key materials with a third party.
In addition, we are dependent on a sole supplier for certain components of our manufacturing process. Our current dependence on a single supplier for these components and the challenges we may face in obtaining adequate replacements involves several risks, including limited control over pricing, availability, quality and delivery schedules, and such risks may be heightened as a result of the COVID-19 pandemic, including as a result of Biden Administration plans to utilize the Defense Production Act to ensure adequate production of certain medical supplies during the COVID-19 pandemic. Even if we are able to replace any raw materials or other materials with an alternative, such alternatives may cost more, result in lower yields or not be as suitable for our purposes. In addition, some of the materials that we use to manufacture our product candidates are complex materials, which may be more difficult to substitute. Therefore, any disruptions arising from our sole suppliers could result in delays and additional regulatory submissions. Our current and anticipated future dependence upon others for the manufacture of certain components of our product candidates or products may adversely affect our business, financial condition and results of operations.
Moreover, we rely on a third-party sterilizer, Steris, for the sterilization of our FemCerv product and our FemEMB product candidate. The failure of any third-party sterilizer to effectively sterilize our products and product candidates could result in safety risks associated with our products and product candidates and could result in patient or study subject injuries which could expose our company to product liability claims and actions. Contract sterilizers are inspected by the FDA and may be inspected by foreign regulatory authorities. Additionally, the closures and potential closures of facilities that use ethylene oxide to sterilize medical devices prior to their use may create delays or interruptions in the supply chain for our products and product candidates. Any compliance failures at any contract sterilizers we may contract with for sterilization of our products and product candidates also could create supply chain delays and interruptions and may require that we identify and contract with alternative contract sterilizers which we may not be able to do timely or on terms favorable to us. Any failures in the performance of our contract sterilizers may adversely affect our business, financial condition and results of operations.
Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.
Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.
Consolidation in the healthcare industry or group purchasing organizations could lead to demands for price concessions, which may affect our ability to sell our products at prices necessary to support our current business strategies.
Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payors. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for hospitals and physician practices. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products.
We have limited experience marketing and selling our women-specific medical products, and if we are unable to expand, manage and maintain our direct sales and marketing organization we may not be able to generate revenue growth.
We have limited experience marketing and selling our women-specific medical products. We currently sell our FemVue product through a very limited direct effort that targets obstetrics and gynecological physicians, reproductive endocrinologist physicians, and physician practices in the United States, and also utilize various direct-to-patient marketing initiatives, including social media and online videos. As of December 31, 2020, two employees service our customers. Our operating results are directly dependent upon the efforts of these employees.
In order to generate future revenue growth, we plan to develop geographic scope of a direct sales organization once the FemaSeed system and subsequently FemBloc system are available in the U.S. market. Our future success will depend largely on our ability to hire, train, retain and motivate skilled sales and marketing personnel with significant industry experience and technical knowledge of related products. Because the competition for their services is high, we cannot assure you we will be able to hire and retain additional personnel on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified sales and marketing personnel would prevent us from expanding our business and generating revenue. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our FemaSeed system, FemBloc system and other women-specific medical products, which could have an adverse effect on our business, financial condition and results of operations.
To successfully market and sell our permanent birth control system, artificial insemination system and women-specific medical products in markets outside of the United States, we must address many international business risks with which we have limited experience.
Our strategy is to increase our international presence in Europe, as well as, other international markets, such as Japan, which may further increase our revenue from markets outside the United States. International sales are subject to a number of risks, including:
•	difficulties in securing distribution partnerships and managing our international relationships;
•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;
•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
•	reduced or varied protection for intellectual property rights in some countries;
•	export restrictions, trade regulations, and foreign tax laws;
•	fluctuations in currency exchange rates;
•	foreign certification and regulatory clearance or approval requirements;
•	customs clearance and shipping delays;
•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;
•	preference for locally produced products;
•	potentially adverse tax consequences, including the complexities of foreign value-added tax systems;
•	the burdens of complying with a wide variety of foreign laws and different legal standards; and
•	increased financial accounting and reporting burdens and complexities.
If one or more of these risks are realized, our business, financial condition and results of operations could be adversely affected.

We plan to rely on our own direct sales force for our women-specific medical products, which may result in higher fixed costs than our competitors and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.
We plan to rely on our own direct sales force in the United States and third-party distribution partners in Europe and other international countries, to market and sell our products. Some of our competitors rely predominantly on independent sales agents and third-party distributors. A direct sales force may subject us to higher fixed costs than those of companies that market competing products through independent third parties, due to the costs that we will bear associated with employee benefits, training and managing sales personnel. As a result, we could be at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.
We face the risk of product liability claims that could be expensive, divert management's attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.
Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical products, including sterile medical products. This risk exists even if it is approved or cleared for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our FemBloc system and FemaSeed system are designed to affect, and any future products will be designed to affect, important bodily functions and processes, such as the female reproductive system. Any side effects, manufacturing defects, misuse or abuse associated with our FemBloc system, FemaSeed system and other women-specific medical products, including sterilization failures, could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. For example, Essure, a permanent birth control system previously marketed by Bayer, involved the implant of coils into a woman’s fallopian tubes by way of a hysteroscope, where they were to permanently remain. In 2016, the FDA ordered Bayer to conduct a post-market surveillance study and required a box warning to the product labeling, which included a warning of possible perforation of the uterus and/or fallopian tubes, identification of inserts in the abdominal or pelvic cavity, persistent pain, and suspected allergic or hypersensitivity reactions. In April 2018, FDA restricted the sale and distribution of Essure. The product was removed by Bayer from all markets, including the U.S. effective December 2018. While the FemBloc system is designed to avoid these problems and to date has shown a favorable safety profile, there can be no assurance that serious adverse safety concerns may not arise with the FemBloc system.
We may be subject to product liability claims if our products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, or any contract sterilizer, may be the basis for a claim against us. Product liability claims may be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:
•	costs of litigation;
•	distraction of management's attention from our primary business;
•	the inability to commercialize our current and future products;
•	decreased demand for our current and future products;
•	damage to our business reputation;
•	product recalls or withdrawals from the market;
•	withdrawal of clinical trial participants;
•	substantial monetary awards to patients or other claimants; or
•	loss of sales.
While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have a material adverse effect on our business, financial condition and results of operations.
Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.
If the quality of our permanent birth control system, artificial insemination system and women-specific medical products does not meet the expectations of physicians or patients, then our brand and reputation or our business could be adversely affected.
In the course of conducting our business, we must adequately address quality issues that may arise with our permanent birth control system, artificial insemination system and women-specific medical products, including defects in third-party components included in our products. Although we have established internal procedures designed to minimize risks that may arise from quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, we may be subject to claims and liability if the performance of our products do not live up to the expectations of physicians or patients. If the quality of our products do not meet the expectations of physicians or patients, then our brand and reputation with those physicians or patients, or our business, financial condition and results of operations, could be adversely affected.
If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.
Our success depends, in part, on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees related thereto. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will be adversely affected. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.
Risks Related to Managing Growth and Employee Matters
We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our clinical trials, and therefore our receipt of necessary regulatory approvals, clearances or grants could be delayed or prevented.
We face risks related to health epidemics or outbreaks of communicable diseases. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, emerged in China. Since then, COVID-19 has spread to multiple countries worldwide, including the United States and member states of the European Union. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, which in the case of COVID-19 has occurred. The COVID-19 pandemic has resulted in governments implementing numerous containment measures, such as travel bans and restrictions, particularly quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns. These containment measures are subject to change and the respective government authorities may tighten the restrictions at any time.
We are following, and plan to continue to follow, recommendations from federal, state and local governments regarding workplace policies, practices and procedures. In March 2020, we implemented a remote working policy for many of our employees and implemented a 30% reduction in force. We are complying with all applicable guidelines for our clinical trials, including remote clinical monitoring. In April 2020, we borrowed $812,500 under the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security, or CARES Act, as discussed further under “—Liquidity and capital resources.” We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.
In addition, the COVID-19 pandemic is having a severe effect on the clinical trials of many device and drug candidates. Some trials have been merely delayed, while others have been cancelled. The extent to which the COVID-19 pandemic may impact our clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. To date, we have experienced delays in patient enrollment in our clinical trials and we may continue to experience some delays in our clinical trial and delays in data collection and analysis. These delays so far have had a moderate impact, but the continued spread of COVID-19 globally and the continued identification of new variants of the SARS-CoV-2 virus could adversely impact our clinical trial operations, including our access to clinical trial sites and our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Disruptions or restrictions on our ability to travel for trial support, monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trial partners and their contract manufacturers, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, CROs and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the COVID-19 pandemic. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure of a key information technology system, process or site could have an adverse effect on our business.
We rely extensively on information technology systems to conduct our business. These systems affect, among other things, ordering and managing materials from suppliers, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, data security and other processes necessary to manage our business. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate on a timely basis, we may experience interruptions in our operations, which could have an adverse effect on our business. Furthermore, any breach in our IT systems could lead to the unauthorized access, disclosure and use of non-public information, including information from our patient registry or other patient information, which is protected by HIPAA and other laws. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation.
In addition, we accept payments for some of our sales through credit and debit card transactions, which are handled through a third-party payment processor. As a result, we are subject to a number of risks related to credit and debit card payments. As a result of these transactions, we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our costs and expenses. In addition, as part of the payment processing process, we transmit our customers' credit and debit card information to our third-party payment processor. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers' credit or debit card information if the security of our third-party credit card payment processor is breached. We and our third-party credit card payment processor are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processor fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, and there may be an adverse effect on our business.
If our facilities are damaged or become inoperable, we will be unable to continue to research, develop, manufacture and supply our products and, as a result, there will be an adverse effect on our business until we are able to secure a new facility and rebuild our inventory.
We do not have redundant facilities. We perform substantially all of our research, development, manufacturing and back office activity and maintain all our finished goods inventory in a single location in Suwanee, Georgia. Our facility, equipment and inventory would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, tornadoes, flooding, fire and power outages, which may render it difficult or impossible for us to perform our research, development and commercialization activities for some period of time. The inability to perform those activities, combined with the time it may take to rebuild our inventory of finished product, may result in the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.
Our ability to maintain our competitive position depends on our ability to attract and retain senior management and other highly qualified personnel.
Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and other personnel. We are highly dependent upon our management team, particularly our Chief Executive Officer and President and the rest of our senior management, and other key personnel. Although we have entered into employment letter agreements with all of our executive officers, each of them may terminate their employment with us at any time. The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and could therefore have an adverse effect on our business. In addition, we do carry “key person” insurance policy for our Chief Executive Officer and President that could offset potential loss of service under applicable circumstances.
Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein. Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees.
We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As of December 31, 2020, we had 24 full-time and two part-time employees and two consultants. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:
•	identifying, recruiting, integrating, maintaining and motivating additional employees;
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managing our internal development efforts effectively, including the clinical and FDA application preparation for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to commercialize any product candidates that are approved for marketing will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of legal and compliance, regulatory marketing authorization, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and potentially commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
The increasing use of social media platforms presents new risks and challenges.
Social media is increasingly being used to communicate about our clinical development programs and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of our product candidates, if any. Social media practices in the biomedical industry continue to evolve and regulations and regulatory guidance relating to such use are evolving and not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business, resulting in potential regulatory actions against us, along with the potential for litigation related to off-label marketing or other prohibited activities and heightened scrutiny by the FDA, the SEC and other regulators. For example, patients may use social media channels to comment on their experience in an ongoing clinical trial or to report an alleged adverse event. If such disclosures occur, there is a risk that trial enrollment may be adversely impacted, that we may fail to monitor and comply with applicable adverse event reporting obligations or that we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us or the products we are marketing or developing on any social networking website. In addition, we may encounter attacks on social media regarding our company, management, product candidates or products. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business.
Risks Related to Government Regulation
Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.
We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory authorities regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; complaint handling; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, would be likely to cause or contribute to death or serious injury; post-market approval studies; and product import and export.
The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through periodic unannounced inspections. We do not know whether FDA will identify any areas of non-compliance in any future FDA inspections or those conducted by foreign regulatory authorities. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as:

warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future approvals; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.
We may not receive the necessary approvals, granted de novo classifications, or clearances for our FemBloc system, FemaSeed system or future devices and expanded indications, and failure to timely obtain these regulatory approvals would adversely affect our ability to grow our business.
Our strategy is dependent on FDA approval of our FemBloc system and FDA grant of a de novo classification request for our FemaSeed system. In the United States, before we can market a new medical device, or a new use of, certain new claims for, or significant modifications to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, de novo classification under Section 513(f)(2) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, a device that was de novo classified under section 513(f)(2) of the FDCA, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence demonstrations. The de novo classification process, which is required for our FemaSeed system, provides a pathway to classify novel medical devices for which general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use, but for which there is no legally marketed predicate device. A de novo classification is a risk-based classification process through which devices are classified into class I or class II. Devices classified in response to a de novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions. In the process of obtaining PMA approval, which is required for our FemBloc system, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.
Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) or de novo classification process may require a new 510(k) clearance, or could require a new de novo classification request or even a PMA. The PMA approval, de novo classification, and the 510(k) clearance processes can be expensive, lengthy and uncertain. The FDA's 510(k) clearance process usually takes from three to seven months, but can last longer, while the de novo classification process is usually longer and often requires a clinical trial. The process of obtaining a PMA is much more costly and uncertain than the de novo or 510(k) clearance processes and generally takes one year, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved, granted a de novo classification, or cleared by the FDA. Any delay or failure to obtain necessary regulatory authorizations could harm our business. Furthermore, even if we are granted clearances, de novo classification requests. or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.
In the United States, we are currently seeking approval of our permanent birth control system through the PMA pathway and grant of a de novo classification for our artificial insemination system. Any modification to our permanent birth control system that has not been previously approved may require us to submit a new PMA or PMA supplement and obtain FDA approval prior to implementing the change, although some modifications can be reported in an annual report or through a 30-day Notice. The FDA may not agree with our decisions regarding whether a new PMA or PMA supplement is necessary. If the FDA requires us to go through a lengthier, more rigorous process for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny approval, grant of a de novo classification or clearance of a device for many reasons, including:
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our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses or, for a 510(k) device, that they are substantially equivalent to the predicate;

•
the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;
•	the data from our preclinical studies and clinical trials may be insufficient to support approval, de novo classification or clearance where required;
•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
•	the manufacturing process or facilities we use may not meet applicable requirements; and
•
the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for approval, de novo classification or clearance.

In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval, de novo classification or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new approvals, increase the costs of compliance or restrict our ability to maintain our current approval. For example, as part of the FDA Reauthorization Act, or FDARA, in 2017, Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several regulatory improvements related to devices and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Some of these proposals and reforms could impose additional regulatory requirements upon us that could delay our ability to obtain new approvals, or increase the costs of compliance.
In order to sell our products in member countries of the EEA our products currently must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must perform a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The notified body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. The EU Medical Devices Directive is being replaced by a new Medical Devices Regulation in the EEA. The new Medical Devices Regulation (Regulation (EU) 2017/745) entered into force on 25 May 2017, and is subject to a transition period during which manufacturers of medical devices must update their technical information and processes in line with the new Medical Devices Regulation. During the transition period, manufacturers may elect whether to put any new medical devices under the Directive's regime or under the new Medical Devices Regulation. Under European law, a Regulation differs from a Directive since it, as a Regulation, is directly effective in each Member State, without the need for implementing legislation (which is required for a Directive). The new Medical Devices Regulation will become fully applicable on 26 May 2021, following which all manufacturers of medical devices sold in the EEA will have to be compliant with the new Medical Devices

Regulation. The new Medical Devices Regulation has the same basic requirements as the EU Medical Devices Directive, but is generally more stringent, especially in terms of risk classes and the oversight provided by Notified Bodies. There is also more emphasis on vigilance and post-market surveillance.
Following the UK’s departure from the EU on January 31, 2020, the UK (which comprises Great Britain and Northern Ireland) continued to follow the same regulations as the EU during a transition period which ended on December 31, 2020. Now that this transition period has ended, all medical devices must be registered with the MHRA before being placed on the Great Britain, or GB, market. There is a grace period to allow time for compliance with the new registration process, with high risk devices (i.e. Class III devices and Class IIb implantables) requiring registration by May 1, 2021, and low risk devices requiring registration later in 2021 (Class IIb and IIa devices from September 1, 2021 and Class I devices from January 1, 2022). FemVue is a Class I device and we expect FemaSeed to be a Class IIb device and FemBloc to be a Class III device. European CE marks will continue to be recognized in GB until June 30, 2023, following which a UKCA mark will be required for a medical device to be marketed in GB. The new Medical Devices Regulation will not automatically apply in GB, so the regulation of medical devices in GB may diverge from EU Regulations in future. The EU regulatory framework on medical devices will, however, continue to apply in Northern Ireland under the Northern Irish Protocol and medical devices in Northern Ireland may either carry a European CE mark or a CE UKNI mark (although devices bearing the CE UKNI marking will not be accepted on the EU market).
As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.
Modifications to our products may require us to obtain new PMA approvals or approvals of a PMA supplement, and if we market modified products without obtaining necessary approvals, we may be required to cease marketing or recall the modified products until required approvals are obtained.
Certain modifications to a PMA-approved device may require approval of a new PMA or a PMA supplement, while other modifications can be reported in an annual report or through a 30-day Notice. The FDA may not agree with our decisions regarding whether a new PMA or PMA supplement is necessary. We may make modifications to our approved devices in the future that we believe do not require approval of a new PMA or PMA supplement. If the FDA disagrees with our determination and requires us to submit a new PMA or PMA supplement for modifications to our previously approved products, we may be required to cease marketing or to recall the modified product until we obtain approval, and we may be subject to significant regulatory fines or penalties. For de novo classified or 510(k) cleared devices we will need to submit a new 510(k) premarket notification for any change or modification in the device that could significantly affect the safety or effectiveness of the device, or for a major change or modification in the intended use of the device. FDA may not agree with our determination whether a new 510(k) is required for a modification, in which case we may be required to cease marketing or recall the modified product until we receive 510(k) clearance.
In addition, the FDA may not approve, de novo classify, or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required authorizations would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.
Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.
After approval for our permanent birth control system, we will be subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, labeling, packaging, advertising, medical device reporting, sale, promotion, registration, storage, distribution and listing of devices. For example, we must submit periodic reports to the FDA as a condition of PMA approval. These reports include safety and effectiveness information about the device after its approval. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.
In addition, the PMA approval for our FemBloc system may be subject to several conditions of approval, including a post-market extended follow-up of the pre-market study cohort. Any failure to comply with the conditions of approval could result in the withdrawal of PMA approval and the inability to continue to market the device. Adverse outcomes in these studies could also be grounds for withdrawal of approval of the PMA.
The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory authorization to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:
•	untitled letters or warning letters;
•	fines, injunctions, consent decrees and civil penalties;
•	recalls, termination of distribution, administrative detention, or seizure of our products;
•	customer notifications or repair, replacement or refunds;
•	operating restrictions or partial suspension or total shutdown of production;
•	delays in or refusal to grant our requests for future PMA approvals or foreign regulatory approvals of new products, new intended uses, or modifications to existing products;
•	withdrawals or suspensions of our current PMA or foreign regulatory approvals, resulting in prohibitions on sales of our products;
•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
•	criminal prosecution.
Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.
Our products must be manufactured in accordance with federal and state regulations, and we or any of our suppliers could be forced to recall our products or terminate production if we fail to comply with these regulations.
The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA's Quality System Regulation, or QSR, which is a complex regulatory scheme that covers good manufacturing practices for the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, and servicing of medical devices. Furthermore, we are required to verify that our suppliers and service providers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations, including state wholesale distribution requirements, and various laws and regulations of foreign countries governing manufacturing.
We may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA's refusal to grant pending or future approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.
If treatment guidelines for permanent birth control or other women healthcare treatments change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.
If treatment guidelines for permanent birth control or other women healthcare treatments changes or the standard of care for any of these conditions evolve, we may need to redesign the applicable product and seek new clearances, grants or approvals from the FDA. If treatment guidelines change so that different treatments become desirable, the clinical utility of one or more of our products could be diminished and our business could be adversely affected.
The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
Although our products are marketed for the specific treatments for which the devices were designed and our personnel are trained not to promote our products for uses outside of the FDA-approved or cleared indications for use, known as “off-label uses”, we cannot, however, prevent a physician from using our products, when in the physician's independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those approved, granted or cleared by the FDA or authorized by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.
If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of warning letter or an untitled letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.
In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Similarly, in an effort to decrease costs, physicians may also reuse our products despite it being intended for a single use or may purchase reprocessed products from third-party reprocessors in lieu of purchasing a new product from us, which could result in product failure and liability. As described above, product liability claims could divert management's attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.
Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.
We are subject to the FDA's medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, would be likely to cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, seizure of our products or delay in clearance or approval of future products.
The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious, adverse health consequences or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.
Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances, grants or approvals for the device before we may market or distribute the corrected device. Seeking such clearances, grants or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.
Certain voluntary field actions are required to be reported to FDA and other regulatory authorities. Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.
If we do not obtain and maintain international regulatory registrations or approvals for our products, we will be unable to market and sell our products outside of the United States.
Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we may not receive regulatory approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations or marketing authorizations, if required by other countries, may be longer than that required for FDA clearance, grant or approval, and requirements for such registrations and marketing authorizations may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.
Regulatory clearance, grant or approval or clearance by the FDA does not ensure registration or marketing authorization by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration or marketing authorization by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or marketing authorization in one country may have a negative effect on the regulatory process in others.
Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.
From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products.

Any new statutes, regulations or revisions or reinterpretations of existing regulations, requirements, and regulatory processes may impose additional costs or lengthen review times of any future products or make it more difficult to obtain approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance, grant or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.
On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the EU Active Implantable Medical Devices Directive (Directive 90/385/EEC) with effect from May 26, 2021. Unlike directives, which must be implemented into the national laws of the EEA member states, the Medical Devices Regulation is directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and is intended to eliminate current differences in the regulation of medical devices among EEA member States.
Once applicable, the Medical Devices Regulation will among other things:
•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•	establish explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU;
•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.
Under transitional provisions, medical devices with notified body certificates issued under the Medical Devices Directive prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the Medical Device Regulation may be placed on the market in the EEA. The new requirements introduced by the Medical Devices Regulation may make it harder for us to CE mark our products and may have an effect on the way we conduct our business in the EEA.
We are subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.
There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Our business practices and relationships with providers are subject to scrutiny under these laws. We may also be subject to privacy and security regulation related to patient, customer, employee and other third-party information by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of manufacturers. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. On November 20, 2020, the Department of Health and Human Services’ Office of the Inspector General, or OIG, finalized further modifications to the federal Anti-Kickback Statute. Under the final rules, the OIG added safe harbor protections under the Anti-Kickback Statute for certain coordinated care and value-based arrangements among clinicians, providers, and others. These rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, these rules will have on our business;
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the federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. These laws can apply to manufacturers who provide information on coverage, coding, and reimbursement of their products to persons who bill third-party payers. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal Physician Sunshine Act under the ACA, which require certain applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, or CHIP, to report annually to the DHHS Centers for Medicare and Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals, and applicable manufacturers and group purchasing organizations, to report annually ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers are required to submit annual reports to CMS. Failure to submit required information may result in civil monetary penalties for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission, and may result in liability under other federal laws or regulations. We have not, to date, submitted reports under the Physician Sunshine Act under the ACA;

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HIPAA, as amended by the HITECH Act, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties, and, in certain circumstances, criminal penalties. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state;

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers, foreign and state laws, including the EU General Data Protection Regulation, governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; federal government price reporting laws, which may require calculations and reporting of complex pricing metrics in an accurate and timely manner to government programs; and state laws related to insurance fraud in the case of claims involving private insurers; and
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California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA will require covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and the California State Attorney General submitted final regulations for review on June 2, 2020, which were finalized and are now effective. The California State Attorney General has commenced enforcement actions against violators as of July 1, 2020. Further, a new California privacy law, the California Privacy Rights Act, or CPRA, was passed by California voters on November 3, 2020. The CPRA will create additional obligations with respect to processing and storing personal information that are scheduled to take effect on January 1, 2023 (with certain provisions having retroactive effect to January 1, 2022). We will continue to monitor developments related to the CPRA and anticipate additional costs and expenses associated with CPRA compliance. Other U.S. states also are considering omnibus privacy legislation and industry organizations regularly adopt and advocate for new standards in these areas. While the CCPA and CPRA contain an exception for certain activities involving PHI under HIPAA, we cannot yet determine the impact the CCPA, CPRA or other such future laws, regulations and standards may have on our business.

These laws and regulations, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of our products. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.
To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to. If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Separately, in response to the COVID-19 pandemic, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which the FDA continues to update. As of June 23, 2020, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. As of July 2020, utilizing a rating system to assist in determining when and where it is safest to conduct such inspections based on data about the virus’ trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments, FDA is either continuing to, on a case-by-case basis, conduct only mission critical inspections, or, where possible to do so safely, resuming prioritized domestic inspections, which generally include pre-approval inspections. Foreign pre-approval inspections that are not deemed mission-critical remain postponed, while those deemed mission-critical will be considered for inspection on a case-by-case basis. FDA will use similar data to inform resumption of prioritized operations abroad as it becomes feasible and advisable to do so. The FDA may not be able to maintain this pace and delays or setbacks are possible in the future. Should FDA determine that an inspection is necessary for approval of a PMA, and an inspection cannot be completed during the review cycle due to restrictions on travel, FDA may issue an order denying approval of a PMA. Additionally, regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets.
We may be subject to, or may in the future become subject to, U.S., state, and foreign laws and regulations imposing obligations on how we collect, store and process personal information. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.
In the conduct of our business, we may at times process personal data, including health-related personal data. The U.S. federal government and various states have adopted or proposed laws, regulations, guidelines and rules for the collection, distribution, use and storage of personal information of individuals. We may also be subject to U.S. federal rules, regulations and guidance concerning data security for medical devices, including guidance from the FDA. State privacy and security laws vary from state to state and, in some cases, can impose more restrictive requirements than U.S. federal law. Where state laws are more protective, we must comply with the stricter provisions. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to individuals for misuse of personal information.
The EU also has laws and regulations dealing with the collection, use and processing of personal data obtained from individuals in the EU, which are often more restrictive than those in the United States and which restrict transfers of personal data to the United States unless certain requirements are met. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. In addition, these rules are constantly under scrutiny. For example, following a decision of the Court of Justice of the European Union in October 2015, transferring personal data to U.S. companies that had certified as members of the U.S. Safe Harbor Scheme was declared invalid. In July 2016 the European Commission adopted the U.S.-EU Privacy Shield Framework which replaces the Safe Harbor Scheme. However, this Framework is under review and there is currently litigation challenging other EU mechanisms for adequate data transfers (i.e., the standard contractual clauses). It is uncertain whether the Privacy Shield Framework and/or the standard contractual clauses will be similarly invalidated by the European courts. We rely on a mixture of mechanisms to transfer personal data from our EU business to the U.S., and could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the EU General Data Protection Regulation, or GDPR, as well as current challenges to these mechanisms in the European courts.
Any actual or perceived failure by us or the third parties with whom we work to comply with privacy or security laws, policies, legal obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations including by European Data Protection Authorities and U.S. federal and state regulatory authorities, fines and penalties, litigation and/or adverse publicity, including by consumer advocacy groups, and could cause our customers, their patients and other healthcare professionals to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
The laws in the EU are under reform and from May 25, 2018 onwards, we will be subject to the requirements of the GDPR because we are processing personal data in the EU and/or offering goods to, or monitor the behavior of, individuals in the EU. The GDPR implements more stringent administrative requirements for controllers and processors of personal data, including, for example, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, additional obligations when we contract with service providers, more robust rights for individuals over their personal data. The GDPR provides that EU member states may make their own further laws and regulations limiting the processing of genetic, biometric or health data, which could limit our ability to use and share personal data or could cause our costs to increase and harm our business and financial condition. If we do not comply with our obligations under the GDPR, we could be exposed to significant fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher.
Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our business, financial condition and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. In March 2010, the ACA was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA:
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imposed an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions (described in more detail below), although the effective rate paid may be lower. Through a series of legislative amendments, the tax was suspended for 2016 through 2019. Absent further legislative action, the device excise tax was to be reinstated on medical device sales starting January 1, 2020. The Further Consolidated Appropriations Act, 2020 H.R. 1865 (Pub.L.116-94), signed into law on December 20, 2019, has repealed the medical device excise tax previously imposed by Internal Revenue Code section 4191. Prior to the repeal, the tax was on a 4-year moratorium. As a result of the repeal and the prior moratorium, sales of taxable medical devices after December 31, 2015, are not subject to the tax. It is impossible to determine whether similar taxes could be instated in the future;
•	established a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical efficacy research in an effort to coordinate and develop such research;
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implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	expanded the eligibility criteria for Medicaid programs.
We do not yet know the full impact that the ACA will have on our business. The taxes imposed by the ACA and the expansion in the government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursement by payors for our permanent birth control system and women-specific medical devices, and/or reduced medical procedure volumes, all of which may have a material adverse effect on our business, financial condition and results of operations. Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. Although the Biden Administration has reconsidered the position of the government on the constitutionality of the individual mandate and the severability of the provision from the remainder of the ACA and has officially notified the United States Supreme Court in this regard, pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA.
Further, on January 20, 2017, former President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. The Trump administration concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and announced that it will discontinue these payments immediately until those appropriations are made. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued the payments were owed to them. On April 27, 2020, the United States Supreme Court reversed the U.S. Court of Appeals for the Federal Circuit's decision and remanded the case to the U.S. Court of Federal Claims, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is unclear what impact these rulings will have on our business. In addition, CMS published a final rule that would give states greater flexibility as of 2020 in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments scheduled to begin in 2019 that are based on various performance measures and physicians' participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.
We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our FemBloc system or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our FemBloc system, which in turn could impact our ability to successfully commercialize our FemBloc system and could have a material adverse effect on our business, financial condition and results of operations.
Our business involves the use of hazardous materials and we must comply with environmental laws and regulations, which may be expensive and restrict how we do business.
Our manufacturer activities involve the controlled storage, use and disposal of hazardous materials and are subject to federal, state, local and foreign laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these hazardous materials. We currently carry no insurance specifically covering environmental claims relating to the use of hazardous materials. Although we believe the safety procedures for handling and disposing of these materials and waste products comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of an accident, state or federal or other applicable authorities may curtail our use of these materials and interrupt our business operations which could adversely affect our business.
We are subject to anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
As we grow our international presence and global operations, we will be increasingly exposed to trade and economic sanctions and other restrictions imposed by the United States, the European Union and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act, or the FCPA, and other federal statutes and regulations, including those established by the Office of Foreign Assets Control, or OFAC. In addition, the U.K. Bribery Act of 2010, or the Bribery Act, prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that “fails to prevent bribery” by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented “adequate procedures” to prevent bribery. Under these laws and regulations, as well as other anti-corruption laws, anti-money laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations would negatively affect our business, financial condition and results of operations.
In connection with this offering, we intend to implement policies and procedures that will be designed to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, OFAC restrictions, the Bribery Act and other export control, anti-corruption, anti-money-laundering and anti-terrorism laws and regulations. We cannot assure you, however, that our policies and procedures are or will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, the Bribery Act or other export control, anti-corruption, anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition and results of operations.
We bear the risk of warranty claims on our products.
We bear the risk of warranty claims on our products. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.
Risks Related to Intellectual Property Matters
If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.
Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.
We own numerous issued patents and pending patent applications that relate to our permanent birth control system, intrauterine insemination system, and women-specific medical products. As of December 31, 2020, we owned 35 issued U.S. patents and 95 issued foreign patents, 12 pending U.S. patent applications and 21 pending foreign patent applications. These issued patents, and any patents granted from such applications, are expected to expire between 2022 and 2044, without taking potential patent term extensions or adjustments into account.
We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our permanent birth control system, intrauterine insemination system and women-specific medical products, and any additional features we develop for our products. Other parties may have developed technologies that may be related or competitive to our permanent birth control system, intrauterine insemination system and women-specific medical products, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.
Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our permanent birth control system, intrauterine insemination system, and women-specific medical products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.
Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.
In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our FemBloc system or FemaSeed system are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.
The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:
•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our FemBloc system and FemaSeed system;
•	any of our pending patent applications will issue as patents;
•	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;
•	we were the first to make the inventions covered by each of our patents and pending patent applications;
•	we were the first to file patent applications for these inventions;
•	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;
•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
•	we will develop additional proprietary technologies or products that are separately patentable; or
•	our commercial activities or products will not infringe upon the patents of others.
We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and consultants. We also have agreements with our employees and consultants that obligate them to assign their inventions to us and have non-compete agreements with some, but not all, of our consultants. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the United States Patent and Trademark Office, or USPTO, and various governmental patent agencies outside of the United States in several stages over the lifetimes of the patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Under the terms of some of our licenses, we do not have the ability to maintain or prosecute patents in the portfolio, and must therefore rely on third parties to comply with these requirements.
Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from developing or selling our products or affect our stock price.
Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management's attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.
Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Such proceedings could include supplemental examination or contested post-grant proceedings such as review, reexamination, inter parties review, interference or derivation proceedings before the U.S. Patent and Trademark Office and challenges in U.S. District Court. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:
•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;
•
lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;
•	pay the attorney's fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;
•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and
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attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.
In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.
Third parties may assert ownership or commercial rights to inventions we develop.
Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.
We may be unable to enforce our intellectual property rights throughout the world.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.
Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.
Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.
We employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
Recent changes in U.S. patent laws could diminish the value of patents in general and may limit our ability to obtain, defend and/or enforce our patents.
Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The U.S. Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which became effective on March 16, 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business.

However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents. For example, the Leahy-Smith Act provides that an administrative tribunal known as the Patent Trial and Appeals Board, or PTAB, provides a venue for challenging the validity of patents at a cost that is much lower than district court litigation and on timelines that are much faster. Although it is not clear what, if any, long-term impact the PTAB proceedings will have on the operation of our business, the initial results of patent challenge proceedings before the PTAB since its inception in 2013 have resulted in the invalidation of many U.S. patent claims. The availability of the PTAB as a lower-cost, faster and potentially more potent tribunal for challenging patents could increase the likelihood that our own patents will be challenged, thereby increasing the uncertainties and costs of maintaining and enforcing them.
Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request.
If our trademarks and trade names are denied by regulatory authorities or are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We rely on our trademarks and trade names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved in a timely manner or at all. During the trademark registration process, we may receive office actions from the USPTO objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome them. Our registered or unregistered trademarks or trade names may be denied by other regulatory authorities or challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may be unable to use these trademarks and trade names or protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world. If we are required to use an alternative trademark, any goodwill and recognition that we have built for these trademarks would be lost. If any party infringes any of the trademarks on which we rely, enforcing those trademarks may be difficult, costly, time-consuming and ultimately unsuccessful.
Risks Related to Our Common Stock and this Offering
We are a “smaller reporting company” and an “emerging growth company” and the reduced disclosure requirements applicable to “smaller reporting companies” may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of our most recently completed second fiscal quarter and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
An emerging growth company may take advantage of specified reduced reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
being permitted to present only two years of audited financial statements and only two years of related Management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotations;
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirement to hold a nonbinding advisory vote on executive compensation and to obtain stockholder approval of any golden parachute payments not previously approved.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our investors may be different from the information you might receive from other public reporting companies that are not emerging growth companies in which you hold equity interests. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to take advantage of such extended transition period, which means that we will adopt a new standard when it is issued or revised.
We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.
If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $    per share, representing the difference between our assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of December 31, 2020. To the extent outstanding options to purchase shares of our common stock are exercised, new investors may incur further dilution. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
Anti-takeover provisions in our charter documents to be in effect upon the completion of this offering and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in the amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:
•	a prohibition on actions by our stockholders by written consent;
•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;
•	a requirement that directors may only be removed “for cause”;
•	a requirement that only the board of directors may change the number of directors and fill vacancies on the board;
•	division of our board of directors into three classes, serving staggered terms of three years each; and
•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.
Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding     shares of common stock, based on the number of shares common stock outstanding as of    , after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares,    shares are currently restricted as a result of securities laws or 180-day lock-up agreements (which may be waived, with or without notice, by     and    ) but will be able to be sold beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended. See “Shares Eligible for Future Sale.” Moreover, after this offering, holders of an aggregate of up to     shares of our common stock, including shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock immediately prior to the closing of this offering, will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements referred to above and described in the section of this prospectus entitled “Underwriting.”
Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.
After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately    % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or our assets, and might affect the prevailing market price of our common stock due to investors' perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other stockholders. Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $    million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The foregoing discussion does not give effect to any potential purchases by these stockholders in this offering.
We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.
We intend to use the net proceeds from this offering to fund clinical development activities, hire additional personnel, fund product development and research and development activities and the remainder for working capital and general corporate purposes. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management's specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.
We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.
Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors' and officers' liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common stock.
To comply with the requirements of being a public company, we will need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on Nasdaq.
We have identified material weaknesses in our internal control over financial reporting and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
In the course of preparing our financial statements for fiscal 2019, we identified material weaknesses in our internal control over financial reporting. The material weakness had not been remediated as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified that we did not have formalized financial reporting processes and policies in place to ensure that risks are properly assessed, controls are properly designed, and internal controls are properly monitored, including the proper review and approval of journal entries. We have concluded that this material weakness arose because, as a private company, we did not have the necessary business processes, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.
To address our material weakness, we will need to add personnel as well as implement additional financial processes. We intend to continue to take steps to remediate the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, further evolving our accounting processes, and by monitoring our controls. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.
Furthermore, we cannot assure you that any actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Capital Market.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that the Court of Chancery of the State of Delaware is the exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine , or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws will further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as the Company is incorporated in the State of Delaware. In addition, our amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.
We believe the Delaware Forum Provision and the Federal Forum Provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, this provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees and also may impose additional litigation costs on stockholders in pursuing any such claims. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
General Risk Factors
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. The global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the global financial crisis, could result in a variety of risks to our business, including weakened demand for our products, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the economic climate and financial market conditions could adversely affect our business.
Our internal computer systems, or those of any of our CROs, manufacturers, other contractors, consultants, existing or future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of or destruction of our proprietary and confidential data, employee data or personal data, which could result in additional costs, significant liabilities, harm to our reputation and material disruption of our operations.
Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs, other contractors, consultants, potential future collaborators and other third-party service providers are vulnerable to damage from various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures, which can include, among other things, computer viruses, unauthorized access attempts, including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, the CCPA and GDPR), it could result in a material disruption of our product candidate development programs and our business operations and we could incur significant liabilities. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors or contractors. Notifications and follow-up actions related to a security breach could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed, ongoing or future clinical trials involving our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data.
To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed and we could be subject to significant fines or penalties for any noncompliance with certain state, federal or international privacy and security laws.
Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.
The estimates of market opportunity and forecasts of market growth included in this prospectus or that we may otherwise provide may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.
Market opportunity estimates and growth forecasts included in this prospectus or that we may otherwise provide are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our employees, independent contractors, consultants, commercial partners, collaborators and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, collaborators, service providers and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws will also increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In connection with this offering, we will adopt a code of business conduct and ethics and we maintain a training program, but it is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, commercial partners and vendors, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations.
There has been no prior public market for our common stock and an active trading market may never develop or be sustained.
Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our common stock and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our common stock as consideration. Furthermore, although we intend to apply to list our common stock on Nasdaq, even if listed, there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.
We expect that the price of our common stock will fluctuate substantially, and you may not be able to sell the shares you purchase in this offering at or above the offering price.
The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are beyond our control, including:
•
announcements of regulatory approval or disapproval of our FemBloc system or the FDA’s decision to grant or decline the de novo request for our FemaSeed system and any future approvals or clearances for enhancements to our products;

•	adverse results from or delays in clinical trials of our FemBloc system and/ or FemaSeed system;
•	unanticipated safety concerns related to the use of our FemBloc system and/ or FemaSeed system;
•	FDA or other U.S. or foreign regulatory or legal actions or changes affecting us or our industry;
•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced medical products on a timely basis;

•	any voluntary or mandated product recalls;
•	adverse developments concerning our suppliers or any future strategic partnerships;
•	the volume and timing of sales of our products;
•	the introduction of new products or product enhancements by us or others in our industry;
•	disputes or other developments with respect to our or others' intellectual property rights;
•	product liability claims or other litigation;
•	quarterly variations in our results of operations or those of others in our industry;
•	media exposure of our products or of those of others in our industry;
•	changes in governmental regulations or in reimbursement;
•	changes in earnings estimates or recommendations by securities analysts;
•	changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;
•	the public’s reaction to our earnings releases, other public announcements and filings with the SEC;
•	sales of substantial amounts of our stock by directors, officers or significant stockholders, or the expectation that such sales might occur;
•	operating and stock performance of other companies that investors deem comparable to us and overall performance of the equity markets;
•	additions or departures of key personnel;
•	changes in our capital structure, such as future issuances of securities and the incurrence of debt;
•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and
•	other factors described in this “Risk Factors” section.
In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
•	our ability to develop and advance our current product candidates and programs into, and successfully initiate and complete, clinical trials;
•	the ability of our clinical trials to demonstrate safety and effectiveness of our product candidates and other positive results;
•	estimates regarding the total addressable market for our product candidates;
•	competitive companies and technologies in our industry;
•
our ability to obtain FDA approval for our permanent birth control system, ability to gain FDA grant of a de novo classification request for our intrauterine insemination system, expand sales of our women-specific medical products and develop and commercialize additional products;

•
our ability to commercialize or obtain regulatory approvals, grants of de novo classification requests or 510(k) clearance for our product candidates, or the effect of delays in commercializing or obtaining regulatory authorizations;

•	our business model and strategic plans for our products, technologies and business, including our implementation thereof;
•	commercial success and market acceptance of our product candidates;
•	our ability to achieve and maintain adequate levels of coverage or reimbursement for our FemBloc system or any future products we may seek to commercialize;
•
our ability to manufacture our products and product candidates in compliance with applicable laws, regulations and requirements and to oversee third-party suppliers, service providers and vendors in the performance of any contracted activities in accordance with applicable laws, regulations and requirements;

•	the impact of the COVID-19 pandemic on our business, financial condition, results of operations, and prospects;
•	our ability to accurately forecast customer demand for our product candidates, and manage our inventory;
•
our ability to build, manage and maintain our direct sales and marketing organization, and to market and sell our permanent birth control system, artificial insemination system and women-specific medical products in markets in and outside of the United States;

•	our ability to hire and retain our senior management and other highly qualified personnel;
•	our ability to obtain additional financing in this or future offerings;
•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry generally, including healthcare reform measures in the United States and international markets;
•	the timing or likelihood of regulatory filings and approvals or clearances;
•	our ability to establish and maintain intellectual property protection for our product candidates and our ability to avoid claims of infringement;
•	the volatility of the trading price of our common stock;
•	our expectations regarding the use of proceeds from this offering; and
•	our expectations about market trends.

The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $     million, assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $     million.
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the assumed initial public offering price stays the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for shares of our common stock, to facilitate our future access to the public equity markets and to increase awareness of our company among potential customers. We intend to use the net proceeds from this offering, together with our cash and cash equivalents, as follows:
•	approximately $ million to fund the clinical development program for the FemBloc system through the stage of development;
•	approximately $ million to fund the clinical development program for the FemaSeed system through the stage of development;
•	approximately $ million to fund product development and research and development activities;
•	approximately $ million to hire additional personnel; and
•	the remainder for working capital and general corporate purposes.
We may also use a portion of the net proceeds from this offering to acquire, in-license or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
Based on our current operating plan, our current cash, cash equivalents and revenue, together with the anticipated proceeds from this offering, are expected to be sufficient to fund our ongoing operations at least through     . However, we have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. The net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient to fund all of our product candidates through regulatory approval, and we anticipate needing to raise additional capital to complete the development and commercialization of our product candidates. As of the date of this prospectus, we cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020, as follows:
•	on an actual basis;
•
on a pro forma basis to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into      shares of our common stock immediately prior to the closing of this offering and (ii) the effectiveness of our amended and restated certificate of incorporation; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of     shares of common stock in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes appearing at the end of this prospectus, the information set forth under the headings “Use of Proceeds,” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information contained in this prospectus.
As of December 31, 2020
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
		(unaudited)	(unaudited)
Cash and cash equivalents	$	$	$
Notes payable(3)	$	$	$
Redeemable convertible preferred stock, Series B, par value $0.001 per share; 13,344,349 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Redeemable convertible preferred stock, Series C, par value $0.001 per share; 42,491,484 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Stockholders' equity:
Common stock, par value $0.001 per share; 95,853,558 shares authorized,      shares issued and      outstanding, actual;      shares authorized,      shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted

Treasury stock, 1,055,000 shares
Preferred stock, Series A, par value $0.001 per share; 17,310,609 shares authorized, and 17,210,609 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive loss, net of tax	—
Accumulated deficit

Total stockholders' (deficit) equity
Total capitalization	$	$	$
(1)
Does not reflect the issuance of warrants to purchase shares of our convertible preferred stock, which will become exercisable for      shares of our common stock immediately prior to the closing of this offering at an exercise price of $     per share, on     .

(2)
Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders' equity and total capitalization by approximately $     million, assuming the shares of our common stock offered by this prospectus are sold at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Represents Paycheck Protection Program loan payable of $ . See “Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
The number of shares in the table above does not include:
•	shares of our common stock issuable upon the exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $ per share;
•	shares of our common stock that remained available for issuance under our 2015 Plan as of December 31, 2020;
•
     shares of our common stock that became available for future issuance under our 2021 Incentive Award Plan, or our 2021 Equity Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part;

•
     shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of     , which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of      per share; and

•
     shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
As of December 31, 2020, our historical net tangible book value was $   million, or $   per share of our common stock. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2020.
Our pro forma net tangible book value as of December 31, 2020 was $    million, or $   per share of our common stock. Pro forma net tangible book value per share represents our net tangible book value divided by the number of shares of our common stock outstanding as of December 31, 2020, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into   shares of our common stock, and (ii) the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase   shares of our common stock, in each case, immediately prior to the closing of this offering.
After giving further effect to our sale of   shares of our common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $   million, or approximately $   per share. This amount represents an immediate increase in pro forma net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $   per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting our pro forma as adjusted net tangible book value per share after this offering from the amount of cash per common share paid by new investors in this offering. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2020	$
Decrease in pro forma net tangible book value per share
Pro forma net tangible book value per share as of December 31, 2020
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors in this offering		$
Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $   , and dilution per share to new investors by approximately $   , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $   per share and decrease (increase) the dilution to new investors by approximately $   per share, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
If the underwriters' option to purchase additional shares of our common stock is exercised in full, our pro forma as adjusted net tangible book value per share after this offering would be $   , the increase in pro forma net tangible book value per share attributable to new investors would be $   and the dilution per share to new investors would be $   , in each case assuming an initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2020, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors

Total		%	$	%
The dilution information discussed above is illustrative only and will change based on the actual initial public offering price, the number of shares we sell and other terms of this offering that will be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $     million and $1.00 per share, respectively. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the consideration paid by new investors by $     million.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the total consideration paid by new investors and the average price per share paid by new investors would be approximately $     million and $     per share, respectively, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering, and exclude:
•	shares of our common stock issuable upon exercise of options outstanding as of December 31, 2020, at a weighted-average exercise price of $ per share;
•	shares of our common stock that remained available for issuance under our 2015 Plan as of December 31, 2020;
•
     shares of our common stock that became available for future issuance under our 2021 Incentive Award Plan, or our 2021 Equity Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part;

•
     shares of our common stock issuable upon the exercise of warrants to purchase shares of our convertible preferred stock outstanding as of December 31, 2020, which will convert into warrants to purchase shares of our common stock immediately prior to the closing of this offering, at a weighted average exercise price of $     per share; and

•
     shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as shares of our common stock that may be issued pursuant to provisions in our ESPP that automatically increase the common stock reserve under the ESPP.

To the extent any of the outstanding options or warrants described above are exercised, new options are issued or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options and warrants described above had been exercised as of December 31, 2020, the pro forma as adjusted net tangible book value per share after this offering would be $    , and total dilution per share to new investors would be $    .

Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $     million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The foregoing discussion does not give effect to any potential purchases by these stockholders in this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a biomedical company focused on transforming women’s healthcare by developing novel solutions to address areas of significant unmet need. Our mission is to provide women worldwide with superior minimally-invasive, non-surgical product technologies, accessible in the office, improving patient care and overall health economics. As a woman-founded and led company with an expansive, internally created intellectual property portfolio with over 100 patents globally, in-house CMC and device manufacturing capabilities and proven ability to develop and commercialize products, we believe that we are well-positioned to become a leading company in the women’s healthcare space with solutions to address multi-billion dollar global opportunities. Our suite of products and product candidates address several large global market segments in which there has been little advancement for many years, helping women avoid pharmaceutical solutions, implants and surgery that can be expensive and expose women to harm. With an initial focus in the area of reproductive health, our two lead product candidates offer solutions for two ends of the spectrum: FemBloc for permanent birth control and FemaSeed as an artificial insemination infertility treatment. We believe our solutions have the potential to disrupt and grow the market segments that they address with few or no current direct competitors.
FemBloc and FemChec – Our Permanent Birth Control Solution. Our permanent birth control solution in development includes our proprietary FemBloc system, which features dual intrauterine directional delivery targeting both fallopian tubes simultaneously with a degradable biopolymer. If approved, we expect FemBloc to be the first and only non-surgical permanent birth control option, using a minimally invasive delivery system that locally instills a degradable biopolymer, which is designed to cause the fallopian tubes to close using the patient’s own scar tissue, resulting in permanent birth control for the patient without a permanent implant. We believe the FemBloc solution will be the safest and most natural approach for permanent birth control. FemBloc has the potential to offer a significant advantage over the only existing option, surgical tubal ligation, or “having their tubes tied”, as it is a procedure that can be completed in a physician’s office, with no anesthesia, no incisions, no specialty skill set or capital equipment and minimal pain and recovery time, and no residual implant remaining in the patient’s body after the scar tissue develops, which we believe will likely be at half the cost. We believe there are also significant advantages over other temporary or reversible methods that women may be using in lieu of the surgical tubal ligation option, as FemBloc does not use hormones or leave a long-term implant behind. Our permanent birth control solution combines FemBloc with our proprietary FemChec product candidate, which uses saline and air contrast to permit the same physician to evaluate the fallopian tubes in-office to confirm the success of FemBloc using an ultrasound test approximately three months after FemBloc treatment, rather than requiring the patient to visit another provider for a radiology-based exam, exposing the patient unnecessarily to radiation and the use of x-ray dye.
We have studied FemBloc in two clinical trials (a pilot safety study and a pivotal trial) pursuant to an FDA-approved IDE evaluating safety in a total of 183 patients. Patients are being followed for five years for safety, and all 49 patients in the first clinical trial have completed two years of follow-up. There have been no serious safety events reported to date in any of the patients and, other than the unintended pregnancies discussed under “Business—Clinical Development—Our Permanent Birth Control Solution—Clinical Studies”, over 90% of the events reported that were classified as related to the device, procedure or both, were on the day of the procedure or within seven days after the procedure; over 75% of these events were classified by the physician as mild. Physicians observed that their patients found the procedure to be highly tolerable, with patient self-reported pain scores similar to placement of IUDs. Almost every case (96%) was assessed by the physician to be extremely simple or very simple to perform and 99% found it easier than tubal ligation surgery. At the confirmation test conducted three months following the FemBloc procedure, there was no evidence of remaining biopolymer detected in patients, which may indicate that the biopolymer completely degraded and likely exited the patient.
We began our small IDE trial in June 2020, and the study will cover up to 50 subjects at five U.S. sites. We plan to use the trial to evaluate which of the two confirmation tests (FemChec or a traditional radiology test) will be selected as the confirmation test that will be studied in our planned clinical trial to support the PMA application. We plan to submit the results of the trial along with the trial design for the pivotal clinical trial that we expect to serve as the clinical support for a potential future PMA application for FemBloc and FemChec to the FDA by the end of 2021 or beginning of 2022. If FDA approves the IDE for the pivotal clinical trial, we will initiate a new pivotal trial.
FemaSeed – Our Artificial Insemination Solution. Our artificial insemination solution in development includes our proprietary FemaSeed product candidate for artificial insemination, which features single intrauterine directional delivery with sperm, offering significant advantages over existing artificial insemination solutions, including being the first and only approach that delivers sperm locally and directly to the fallopian tube where conception occurs. Our artificial insemination solution combines FemaSeed with our FDA-cleared and marketed FemVue product, which, as used in development with our FemaSeed product candidate, uses a standard transcervical catheter to deliver saline and air contrast to safely assess the fallopian tubes for patency prior to treatment with FemaSeed. Fallopian tube patency is necessary for successful fertilization, and we believe FemVue offers significant advantages over other existing procedures, including being the first ultrasound approach for the evaluation of a woman’s fallopian tubes as part of a diagnostic infertility assessment. The safety profile of FemaSeed to date is supported by data from our FemBloc clinical trials and a post-market study of an identical single intrauterine directional delivery device design, for which we received FDA clearance for another indication. As a result of the clinical work to date and FDA’s comments on previous submissions, we plan to submit the study design that we expect to serve as the clinical support for a future de novo classification request for FemaSeed to the FDA in the first half of 2021 and currently anticipate initiating a clinical trial after FDA approval of the IDE.
Our FemVue product currently has marketing clearances or authorization in the United States, Europe, Canada, and Japan.
Additional Women’s Health Solutions. We have also developed a novel technology platform for tissue sampling intended to be marketed alongside our other women-specific medical products in the physician’s office setting. Our FDA-cleared FemCerv product is a sterile, single-use disposable product that can be used to sample cervical cells and tissue, including in support of further testing following an abnormal Pap test, in a relatively pain-free office procedure. We sponsored a post-market study of FemCerv where FemCerv was found to be a relatively pain-free procedure that was able to obtain a complete and uncontaminated endocervical sample, which we believe provides significant advantages to the patient with the potential to support higher patient compliance for on-going monitoring and can aid in reliable detection. Our FemEMB product candidate in development is designed to obtain a comprehensive and uncontaminated sample of the endometrial cells and tissue in an office procedure. We believe there is a market opportunity for use of FemEMB in continuous monitoring by multiple sampling procedures that may be employed by physicians during and after treatments for cancers, abnormal bleeding, or other uterine treatments. We plan to submit our FemEMB product candidate for future marketing 510(k) clearance to the FDA in the first half of 2022. In addition, we plan to explore expanded indications for the single or dual intrauterine directional delivery to instill therapeutic drugs for the treatment of ailments of the fallopian tubes, for which we have issued patents.

Factors Affecting Our Business
There are a number of factors that have impacted, and we believe will continue to impact, our results of operations and growth. These factors include:
•
Commencement and conduct of clinical trials for our product candidates. We must successfully obtain timely IDE approvals to be able to commence clinical trials for FemBloc and FemaSeed, as well as our future products, and successfully recruit and enroll clinical trial participants, which is further complicated by the restrictions and public health concerns of the COVID-19 pandemic, in order to have the requisite data for regulatory submissions, both to the FDA and to international regulatory bodies, for marketing authorization.

•
Regulatory approval of our product candidates. We must successfully obtain timely approvals, de novo classifications or clearances for our product candidates. For our sales to grow, we will need to receive FDA approval for the FemBloc system for permanent birth control and FDA grant of a de novo classification request for the FemaSeed system for artificial insemination in the United States, and will need to obtain regulatory approval, grant, clearance or marketing authorization of our other pipeline products in the United States and in international markets.

•
Clinical results. Publications of clinical results by us, our competitors and other third parties can have a significant influence on whether, and the degree to which, our products are used by physicians and the procedures and treatments those physicians choose to provide.

•
Market acceptance. The success of our business will ultimately depend on our ability to gain broad acceptance of our products, which will require an extensive education process for both physicians and patients of the benefits of our products.

•
Competition. Our industry has a number of large, well-capitalized companies. We must continue to successfully compete in light of our competitors’ existing and future products and related pricing and their resources to successfully market to the physicians who use our products.

While these factors may present significant opportunities for us, they also pose significant risks and challenges that we must address. See the section titled “Risk Factors” for more information.
Impact of COVID-19 on Our Business
In March 2020, the World Health Organization declared the outbreak of COVID-19 caused by a novel strain of coronavirus as a pandemic. This contagious disease outbreak continues to spread throughout the United States and around the world, including through new variants of the virus that have been identified both inside and outside the United States. The worldwide COVID-19 pandemic has affected and may continue to affect our ability to complete our current preclinical studies and clinical trial, initiate and complete our planned preclinical studies and clinical trials, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects. In addition, the pandemic has caused substantial disruption in the financial markets and may adversely impact economies worldwide, both of which could adversely affect our business, operations and ability to raise funds to support our operations. To date, we have experienced delays in patient enrollment in our clinical trials and we may continue to experience some delays in our clinical trials and delays in data collection and analysis. These delays so far have had a moderate impact, but the continued spread of COVID-19 globally could adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. We are following, and plan to continue to follow, recommendations from federal, state and local governments regarding workplace policies, practices and procedures. In March 2020, we implemented a remote working policy for many of our employees and implemented a 30% reduction in force. In April 2020, we borrowed $812,500 under the Paycheck Protection Program under the CARES Act, as discussed further under “—Liquidity and capital resources.” We are continuing to monitor the potential impact of the pandemic, but we cannot be certain what the overall impact will be on our business, financial condition, results of operations and prospects.
Components of Our Comprehensive Loss
Sales
Sales are primarily from the sale of our FemVue product.

We sell our product to physician offices, primarily through direct customer service, as well as through distributors in selected international markets. For products sold through direct customer service, control is transferred upon shipment to customers. For products sold to distributors internationally, control is transferred upon shipment or delivery to the customer’s named location, based on the contractual shipping terms.
Cost of sales
Cost of sales consists primarily of costs of components for use in our product, the materials and labor that are used to produce our products, and the manufacturing overhead that directly supports production. We expect cost of sales to increase in absolute terms as our revenue grows.
Gross margin
Our gross margin has been and will continue to be affected by a variety of factors, primarily production volumes, the cost of direct materials, product mix, geographic mix, discounting practices, manufacturing costs, product yields, headcount and cost-reduction strategies. While we expect gross margin percentage to increase over the long term, it will likely fluctuate from quarter to quarter as we continue to introduce new products and adopt new manufacturing processes and technologies.
Research and development
Research and development, or R&D, expense consist of engineering, product development, clinical, and regulatory expenses. R&D expenses include:
•
cost of clinical trials to support our product candidates and product enhancements, including expenses for activities conducted by third-party services providers, primarily clinical research organizations, or CROs, and site payments;

•	certain personnel-related expenses, including salaries, benefits and stock-based compensation;
•	materials and supplies used for internal R&D and clinical activities;
•	allocated overhead information technology expenses; and
•	cost of outside consultants, who assist with technology development, regulatory affairs, clinical affairs and quality assurance, and testing fees.
We track outsourced development costs and other external research and development costs to specific product candidates on a program-by-program basis, fees paid to CROs, manufacturing and clinical development activities. However, we do not track our internal research and development expenses on a program-by-program basis as they primarily relate to compensation, overhead and early research and other costs which are deployed across multiple projects under development.
R&D costs are expensed as incurred. In the future, we expect R&D expenses to increase in absolute dollars as we continue to develop our product candidates, expand our product candidate pipeline, enhance our existing products and technologies and perform activities related to obtaining additional regulatory approval.
Sales and marketing
Sales and marketing expense consist of personnel-related expenses, including salaries, benefits, and stock-based compensation. Other sales and marketing expenses include marketing and promotional activities, including travel, trade shows and market research, and cost of outside consultants. We expect to grow a sales force and increase marketing efforts as we commercialize our products based on our platform technologies. As a result, we expect sales and marketing expenses to increase in absolute dollars in future periods.
General and administrative
General and administrative expense consist of personnel-related expenses, including salaries, benefits, travel and stock-based compensation. Other general and administrative expenses include professional services fees, including legal, audit and tax fees, insurance costs, cost of outside consultants and employee recruiting and training costs. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance and investor relations. As a result, we expect general and administrative expenses to increase in absolute dollars in future periods.
Depreciation and amortization
Depreciation and amortization expense consist of depreciation expense associated with our fixed assets and right-of-use financing assets and amortization expense is associated with our patents. We expect to invest in capital equipment to support our ongoing and planned commercialization efforts and continue to invest in our IP. As a result, we expect our depreciation and amortization expenses to increase in absolute dollars in the future.
Other income (expense)
Other income (expense) consists largely of interest earned on our cash equivalents and short-term investments, other income earned from grants, and offset by interest expense and other expenses.
Income tax expense
Income tax expense consists of the minimum state income taxes we are required to pay. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to R&D.
Results of Operations
Comparison of the Years Ended December 31, 2019 and 2020
The following table shows our results of operations for the years ended December 31, 2019 and 2020:
	Year Ended December 31,
	2019	2020	Change $	Change %
Sales	$929,064	$	$	%
Cost of sales	223,678
Gross margin	705,386
Operating expenses:
Research and development	6,914,179			%
Sales and marketing	1,503,784			%
General and administrative	3,298,829			%
Depreciation and amortization	625,778			%
Total operating expenses	12,342,570			%
Loss from operations	(11,637,184)			%
Other income (expense):
Interest income, net	287,537
Other income	93,000
Other expense	(2,323)			%
Interest expense	(9,972)			%
Total other income	368,242
Loss before income taxes	(11,268,942)			%
Income tax expense	3,006			%
Net loss	$(11,271,948)	$	$	%
Sales
Sales increased by $   , or   %, from $929,064 in 2019 to $   in 2020. The increase was primarily due to    .

Cost of sales and gross margin percentage
Cost of sales increased by $   , or   %, from $223,678 in 2019 to $   in 2020. The increase was primarily due to   . Gross margin percentage was 76% for the year ended December 31, 2019. Gross margin percentage improved to   % for the year ended December 31, 2020. This change in gross margin percentage was primarily due to   .
Research and development
The following table summarizes our R&D expenses incurred during the periods presented:
	Year Ended December 31,
	2019	2020

Compensation and related personnel costs	$4,164,394	$
Clinical-related costs	1,420,430
Materials and development costs	890,564
Professional and outside consultant costs	321,955
Other costs	116,836
Total research and development expenses	$6,914,179	$

R&D expenses decreased by $   or   %, from $6,914,179 in 2019 to $   in 2020. The decrease was primarily due to   . There was also a $   decrease in materials and supplies for R&D.
Sales and marketing
Sales and marketing expenses decreased by $   or   %, from $1,503,784 in 2019 to $   in 2020. The decrease was primarily due to   .
General and administrative
General and administrative expenses decreased by $   , or   %, from $3,298,829 in 2019 to $   in 2020. The decrease was primarily due to   .
Depreciation and amortization
Depreciation and amortization expenses decreased by $   , or   %, from $625,778 in 2019 to $   in 2020. The decrease was primarily due to   .
Other income (expense)
Total other income decreased by $   , or   %, from $368,242 in 2019 to $   in 2020. The decrease was primarily due to   .
Income tax expense
Income tax expense decreased by $   or   %, from $3,006 in 2019 to $   in 2020. This increase was primarily due to   .
Liquidity and Capital Resources
Sources of liquidity
Since our inception through December 31, 2020, our operations have been financed primarily by net proceeds from the sale of our convertible preferred stock, indebtedness and, to a lesser extent, product revenue. As of December 31, 2020, we had $   of cash and cash equivalents and an accumulated deficit of $  .
On April 21, 2020, we received proceeds from a Paycheck Protection Program loan, or PPP Loan, in the amount of $812,500 from Georgia Primary Bank, as lender, pursuant to the Paycheck Protection Program of the CARES Act. The PPP Loan is evidenced by a promissory note, or Note, which contains customary events of default relating to, among other things, payment defaults and breaches of representations, warranties or terms of the PPP Loan documents. The PPP Loan matures on April 15, 2022 and bears interest at an annual rate of 1%. Beginning on November 15, 2020, we were required to make 18 equal monthly payments of principal and interest. We may prepay the PPP Loan at any time prior to maturity with no prepayment penalties. The proceeds from the PPP Loan may only be used for payroll costs (including benefits), rent and utility obligations, and interest on certain of our other debt obligations.
All or a portion of the PPP Loan may be forgiven by the U.S. Small Business Administration, or SBA, upon application by us beginning 60 days after loan approval and upon documentation of expenditures in accordance with the SBA requirements. We applied for forgiveness in October 2020. In the event the PPP Loan, or any portion thereof, is forgiven pursuant to the PPP, the amount forgiven is applied to outstanding principal. If it is determined that we were not eligible to receive the PPP Loan, we may be subject to penalties and could be required to repay the PPP Loan in its entirety.
Funding requirements
Based on our planned operations, we do not expect that our current cash and cash equivalents will be sufficient to fund our operations for at least 12 months after the date our most recent consolidated financial statements were issued without raising additional capital through equity or debt financing. These conditions raise substantial doubt about our ability to continue as a going concern.
We expect to continue to make substantial investments in these trials and in additional clinical trials that are designed to provide clinical evidence of the safety and effectiveness of our products. We also expect to continue to make investments in research and development, regulatory affairs and clinical trials to develop future products. If our product candidates are approved, we will need to make investments in our sales and marketing organization. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future.
Our future capital requirements will depend on many factors, including:
•	the cost, timing and results of our clinical trials and regulatory reviews;
•	the cost and timing of establishing sales, marketing and distribution capabilities;
•	the timing, receipt and amount of sales from our current and potential products;
•	our ability to continue manufacturing our products and product candidates and to secure the components, services and supplies needed in their production;
•	the degree of success we experience in commercializing our products;
•	the emergence of competing or complementary technologies;
•	the cost of preparing, filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights; and
•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
We will require additional financing to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings and/or debt financings. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us, if at all. If adequate funds are not available on acceptable terms when needed, we may be required to significantly reduce operating activities, which may have a material adverse effect on our business and/or results of operations and financial condition. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional capital may not be available on reasonable terms, or at all.

Based on our current operating plan, our current cash and cash equivalents, together with the anticipated proceeds from this offering, are expected to be sufficient to fund our ongoing operations at least through   . Our estimate as to how long we expect the net proceeds from this offering, together with our existing cash and cash equivalents, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,
	2019	2020

Net cash used in operating activities	$(11,005,996)	$
Net cash provided by investing activities	12,317,506
Net cash used in financing activities	(127,782)
Net change in cash and cash equivalents	$1,183,728	$
Operating activities
In 2020, cash used in operating activities was $   , attributable to   . Non-cash charges primarily consisted of    . The change in our net operating assets and liabilities was primarily due to    .
In 2019, cash used in operating activities was $11,005,996, attributable to a net loss of $11,271,948 and a net change in our net operating assets and liabilities of $1,080,339, partially offset by non-cash charges of $1,346,291. Non-cash charges primarily consisted of $358,841 in stock-based compensation, $625,778 in depreciation and amortization, partially offset by amortization of discount on investments of $110,497. The change in our net operating assets and liabilities was primarily due to a $469,364 increase in accrued and other current liabilities, a $454,481 increase in lease liabilities due to implementation of new accounting standards, and $111,106 decrease in other assets.
Investing activities
In 2020, cash provided by investing activities was $   , attributable to   .
In 2019, cash provided by investing activities was $12,317,506, attributable to maturities of short-term investments of $22,135,000, partially offset by the purchase of short-term investments of $9,120,995, the purchase of property and equipment of $593,358 and payments of patents and other intangible assets of $103,141.
Financing activities
In 2020, cash used in financing activities was $  .
In 2019, cash used in financing activities was $127,782, primarily attributable to repayment of a note payable of $113,333 and payments under a lease obligation of $17,075.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2020:
Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(in thousands)
Operating lease obligations	$	$	$	$	$—
Debt, principal and interest(1)				—	—
Total	$	$	$	$	$—

(1)
In addition, we enter into agreements in the normal course of business with contract research organizations for clinical trials and with vendors for preclinical studies and other services and products for operating purposes which are cancelable at any time by us, generally upon 30 days prior written notice. These payments are not included in this table of contractual obligations.

Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While our significant accounting policies are more fully described in the Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.
Revenue recognition
Our policy is to recognize revenue when a customer obtains control of the promised goods under Accounting Standards Codification 606—Revenue from Contracts with Customers (Topic 606), which we adopted effective January 1, 2018. The amount of revenue recognized reflects the consideration to which we expect to be entitled to receive in exchange for these goods, and we have elected to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. We do not have multiple performance obligations in our customer orders, so revenue is recognized upon shipment of our goods based upon contractually stated pricing at standard payment terms ranging from 30 to 60 days. All revenue is recognized point in time and no revenue is recognized over time.
The majority of products sold directly to U.S customers are shipped via common carrier, and the customer pays for shipping and handling and assumes control Free on Board (FOB) shipping point. Products shipped to our international distributors are in accordance with their respective agreements; however, the shipping terms are generally EX-Works, reflecting that control is assumed by the distributor at the shipping point. Returns are only accepted with prior authorization from the Company. Items to be returned must be in original unopened cartons and are subject to a 30% restocking fee. As of December 31, 2020, we have not had a history of significant returns.
Accrued expenses
We accrue expenses for estimated costs of R&D activities conducted by our third-party service providers, which include the conduct of preclinical studies and clinical trials. We record the estimated costs of R&D activities based upon the estimated amount of services provided but not yet invoiced. These costs, at times, may be a significant component of the research and development expenses and the Company makes estimates in determining the accrued expense each period. As actual costs become known, the Company adjusts its accrual. These accrued R&D costs are included in accrued expenses on the balance sheet and within R&D expense on the statement of comprehensive loss.
Stock-based compensation
We account for share-based payments at fair value. The fair value of stock options is measured using the Black-Scholes option-pricing model. For share-based awards that vest subject to the satisfaction of a service requirement, the fair value measurement date for stock-based compensation awards is the date of grant and the expense is recognized on a straight-line basis, over the vesting period. We account for forfeitures as they occur.

The fair value of each stock option grant was determined using the methods and assumptions discussed below (see “Fair value of common stock”). Each of these inputs is subjective and generally requires significant judgment and estimation by management.
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Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. Our historical share option exercise information is limited due to a lack of sufficient data points and does not provide a reasonable basis upon which to estimate an expected term. The expected term for option grants is therefore determined using the simplified method. The simplified method deems the expected term to be the midpoint between the vesting date and the contractual life of the stock-based awards.

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Expected Volatility—The expected volatility was derived from the historical stock volatilities of comparable peer public companies within our industry that are considered to be comparable to our business over a period equivalent to the expected term of the stock-based awards, since there has been no trading history of our common stock.

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Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Expected Dividend Yield—The expected dividend yield is zero as we have not paid nor do we anticipate paying any dividends on our common stock in the foreseeable future.
During the years ended December 31, 2019 and 2020, stock-based compensation was $358,841 and $   , respectively. As of December 31, 2020, we had $   of total unrecognized stock-based compensation, which we expect to recognize over a weighted-average period of     years. Based upon the assumed initial public offering price of $   per share (which is the midpoint of the estimated price range set forth on the cover of this prospectus), the aggregate intrinsic value of options outstanding as of December 31, 2020 was $   , of which $   related to vested options and $   related to unvested options.
Fair value of common stock
Historically, for all periods prior to this initial public offering, the fair values of the shares of our common stock underlying our share-based awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, valuations of our common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
For our valuations performed prior to December 31, 2018, the fair value of our common stock was estimated using the option pricing model, or OPM, with a backsolve method based on precedent transactions. The backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous financing transaction was an arm’s-length transaction. Furthermore, as of each of the valuation dates prior to December 31, 2018, we were at an early stage of development and future liquidity events were difficult to forecast.
For our valuations performed after December 31, 2018, the fair value of our common stock was estimated using a hybrid Probability Weighted Expected Return Model, or PWERM, that incorporated aspects of the market and income approach, which includes the backsolve method. The hybrid method applied the PWERM for the going public and mergers and acquisitions transaction scenarios and applied an OPM in the stay-private scenario. The hybrid method was used because of a near-term potential initial public offering scenario that also factored in the inherent uncertainty associated with being able to complete an initial public offering.
Given the absence of a public trading market for our common stock, our board of directors exercised their judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including valuations performed by an independent third party, developments in our operations, sales of preferred stock, the prices, rights, preferences and privileges of our preferred stock relative to the common stock, actual operating results and financial performance and capital resources, the conditions in the medical device industry and the economy and capital markets in general, the stock price performance and volatility of comparable public companies, the likelihood of achieving a liquidity event for shares of our common stock underlying these stock options, such as an initial public offering or sale of our company, and the lack of liquidity of our common stock, among other factors. After the closing of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of the grant. Our board of directors intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the grant date.
Recent Accounting Pronouncements
See Note 2(aa) and 2(bb) to our financial statements included elsewhere in this prospectus for more information.
Quantitative and Qualitative Disclosures About Market Risk
Interest rate risk
Our cash and cash equivalents as of December 31, 2020 consisted of $   in bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation; we do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.
Foreign currency exchange risk
As we expand internationally, our results of operations and cash flows may become increasingly subject to fluctuations due to changes in foreign currency exchange rates. Our functional currency is the U.S. dollar, and our revenue is denominated primarily in U.S. dollars. For the years ended December 31, 2019 and 2020, all our sales were in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States. A   % change in exchange rates could result in a change in fair value of $   in cash and accounts receivable in 2020. As our operations in countries outside of the United States grow, our results of operations and cash flows may be subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. To date, we have not entered into any material foreign currency hedging contracts, although we may do so in the future.
Emerging Growth Company Status
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected not to take advantage of such extended transition period, which means that we will adopt a new standard when a standard is issued or revised.

BUSINESS
Overview
We are a biomedical company focused on transforming women’s healthcare by developing novel solutions to address areas of significant unmet need. Our mission is to provide women worldwide with superior minimally-invasive, non-surgical product technologies, accessible in the office, improving patient care and overall health economics. As a woman-founded and led company with an expansive, internally created intellectual property portfolio with over 100 patents globally, in-house CMC and device manufacturing capabilities and proven ability to develop and commercialize products, we believe that we are well-positioned to become a leading company in the women’s healthcare space with solutions to address multi-billion dollar global opportunities. Our suite of products and product candidates address several large global market segments in which there has been little advancement for many years, helping women avoid pharmaceutical solutions, implants and surgery that can be expensive and expose women to harm. With an initial focus in the area of reproductive health, our two lead product candidates offer solutions for two ends of the spectrum: FemBloc for permanent birth control and FemaSeed as an artificial insemination infertility treatment. We believe our solutions have the potential to disrupt and grow the market segments that they address with few or no current direct competitors.
FemBloc and FemChec – Our Permanent Birth Control Solution. Our permanent birth control solution in development includes our proprietary FemBloc system, which features dual intrauterine directional delivery targeting both fallopian tubes simultaneously with a degradable biopolymer. If approved, we expect FemBloc to be the first and only non-surgical permanent birth control option, using a minimally invasive delivery system that locally instills a degradable biopolymer, which is designed to cause the fallopian tubes to close using the patient’s own scar tissue, resulting in permanent birth control for the patient without a permanent implant. We believe the FemBloc solution will be the safest and most natural approach for permanent birth control. FemBloc has the potential to offer a significant advantage over the only existing option, surgical tubal ligation, or “having their tubes tied”, as it is a procedure that can be completed in a physician’s office, with no anesthesia, no incisions, no specialty skill set or capital equipment and minimal pain and recovery time, and no residual implant remaining in the patient’s body after the scar tissue develops, which we believe will likely be at half the cost. We believe there are also significant advantages over other temporary or reversible methods that women may be using in lieu of the surgical tubal ligation option, as FemBloc does not use hormones or leave a long-term implant behind. Our permanent birth control solution combines FemBloc with our proprietary FemChec product candidate, which uses saline and air contrast to permit the same physician to evaluate the fallopian tubes in-office to confirm the success of FemBloc using an ultrasound test approximately three months after FemBloc treatment, rather than requiring the patient to visit another provider for a radiology-based exam, exposing the patient unnecessarily to radiation and the use of x-ray dye.
We have studied FemBloc in two clinical trials (a pilot safety study and a pivotal trial) pursuant to an FDA-approved IDE evaluating safety in a total of 183 patients. Patients are being followed for five years for safety, and all 49 patients in the first clinical trial have completed two years of follow-up. There have been no serious safety events reported to date in any of the patients and over 90% of the events reported that were classified as related to the device, procedure or both, were on the day of the procedure or within seven days after the procedure; over 75% of these events were classified by the physician as mild. Physicians observed that their patients found the procedure to be highly tolerable, with patient self-reported pain scores similar to placement of IUDs. Almost every case (96%) was assessed by the physician to be extremely simple or very simple to perform and 99% found it easier than tubal ligation surgery. At the confirmation test conducted three months following the FemBloc procedure, there was no evidence of remaining biopolymer detected in patients, which may indicate that the biopolymer completely degraded and likely exited the patient.
During the conduct of these two clinical studies, unintended pregnancies occurred in patients who were told to rely on FemBloc (six pregnancies for the pilot study and three pregnancies for the pivotal trial). These pregnancies were due to misinterpretation of the FemChec test, as confirmed by an independent clinical events committee. FDA viewed these unintended pregnancies as a safety concern and, as a result, in February 2019 we paused the ongoing pivotal clinical trial for FemBloc (although subjects are still followed for safety through 5 years). The agency has recommended that we conduct a small IDE clinical study in a new cohort of patients to evaluate the adequacy of certain proposed mitigations while validating the FemChec confirmation test. The design for the small IDE trial includes performance of two confirmation tests (patients can rely on FemBloc only if both tests confirm occlusion) and an evaluation of the reliance rate and concordance between the two confirmation tests. Upon submission of the results to FDA, the agency will evaluate the results of the study and determine whether or not to permit us to move forward with a pivotal trial.
We began our small IDE trial in June 2020, and the study will cover up to 50 subjects at five U.S. sites. We plan to use the trial to evaluate which of the two confirmation tests (FemChec or a traditional radiology test) will be selected as the confirmation test that will be studied in our planned clinical trial to support the PMA application. We plan to submit the results of the trial along with the trial design for the pivotal clinical trial that we expect to serve as the clinical support for a potential future PMA application for FemBloc and FemChec to the FDA by the end of 2021 or beginning of 2022. If FDA approves the IDE for the pivotal clinical trial, we will initiate a new pivotal trial.
FemaSeed – Our Artificial Insemination Solution. Our artificial insemination solution in development includes our proprietary FemaSeed product candidate for artificial insemination, which features single intrauterine directional delivery with sperm, offering significant advantages over existing artificial insemination solutions, including being the first and only approach that delivers sperm locally and directly to the fallopian tube where conception occurs. Our artificial insemination solution combines FemaSeed with our FDA-cleared and marketed FemVue product, which, as used in development with our FemaSeed product candidate, uses a standard transcervical catheter to deliver saline and air contrast to safely assess the fallopian tubes for patency prior to treatment with FemaSeed. Fallopian tube patency is necessary for successful fertilization, and we believe FemVue offers significant advantages over other existing procedures, including being the first ultrasound approach for the evaluation of a woman’s fallopian tubes as part of a diagnostic infertility assessment. The safety profile of FemaSeed to date is supported by data from our FemBloc clinical trials and a post-market study of an identical single intrauterine directional delivery device design, for which we received FDA clearance for another indication. As a result of the clinical work to date and FDA’s comments on previous submissions, we plan to submit the study design that we expect to serve as the clinical support for a future de novo classification request for FemaSeed to the FDA in the first half of 2021 and currently anticipate initiating a clinical trial after FDA approval of the IDE.
Our FemVue product currently has marketing clearances or authorization in the United States, Europe, Canada, and Japan.
Additional Women’s Health Solutions. We have also developed a novel technology platform for tissue sampling intended to be marketed alongside our other women-specific medical products in the physician’s office setting. Our FDA-cleared FemCerv product is a sterile, single-use disposable product that can be used to sample cervical cells and tissue, including in support of further testing following an abnormal Pap test, in a relatively pain-free office procedure. We sponsored a post-market study of FemCerv where FemCerv was found to be a relatively pain-free procedure that was able to obtain a complete and uncontaminated endocervical sample, which we believe provides significant advantages to the patient with the potential to support higher patient compliance for on-going monitoring and can aid in reliable detection. Our FemEMB product candidate in development is designed to obtain a comprehensive and uncontaminated sample of the endometrial cells and tissue in an office procedure. We believe there is a market opportunity for use of FemEMB in continuous monitoring by multiple sampling procedures that may be employed by physicians during and after treatments for cancers, abnormal bleeding, or other uterine treatments. We plan to submit our FemEMB product candidate for future marketing 510(k) clearance to the FDA in the first half of 2022. In addition, we plan to explore expanded indications for the single or dual intrauterine directional delivery to instill therapeutic drugs for the treatment of ailments of the fallopian tubes, for which we have issued patents.

The following table summarizes our current products and product candidate pipeline:

Our Team
We are a woman-founded, woman-led biomedical company, with a team of experienced biotechnology and medical device developers. Our founder and chief executive officer, Kathy Lee-Sepsick has over 25 years of experience in the medical device field with over 100 patents globally. Daniel Currie, our Senior Vice President, Operations has had over 30 years of operational experience in the medical device industry, including assignments at early stage and large, established companies. Dr. Lexy Kelley, MD, our Vice President, Clinical and Medical Affairs, has over 14 years of successful leadership in clinical development and medical affairs, including global strategy development and operations for biopharmaceutical companies. Our experienced leadership team with concentrated development expertise has an unwavering commitment to advancing women’s health. We have raised over $50 million since 2015 from both institutional and strategic investors, including executives from leading life science companies.
Our Intellectual Property and Production Capabilities
We have designed and developed the proprietary methods utilized in our women’s health solutions so that they are protected by patents, know-how, and trade secrets. Each product and product candidate in our portfolio is covered by both design and utility patents in the U.S. and significant ex-U.S. markets, with 130 issued patents and 33 pending patent applications as of December 31, 2020. All of our products are manufactured or assembled at our facility, and manufacturing activities are conducted to ensure compliance with the FDA and good manufacturing practices with significant CMC and device manufacturing infrastructure in compliance with QSR. We have passed numerous manufacturing audits, including those by the FDA and international notified bodies.
Our Strategy
Our goal is to become a global leader in women’s health providing safe and effective solutions that have the potential to disrupt and grow the market segments for which they address. To achieve this goal and to contribute to our future success and growth, we are pursuing the following strategies.
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Address unmet clinical needs in multiple large markets for women. We believe we are the non-surgical biomedical option in development for reproductive women. Our initial focus is on critical areas of unmet need in reproductive health, which is a growing challenge for women that is not optimally addressed with existing therapies. Two ends of the spectrum (permanent birth control and infertility with artificial insemination) represent large, growing total addressable market opportunities. Patients who wish to control their risk of pregnancy are often utilizing temporary or reversible options or are choosing the only permanent option that bears surgical risk and expense. We expect our FemBloc system has the potential to offer the first non-surgical, non-implant option performed exclusively in the office without the use of anesthesia. As of 2018, the U.S. market alone is estimated at over $20 billion with an immediate addressable market of over $2 billion annually. Patients who are struggling to become pregnant are often referred to highly specialized physicians for treatment with age old technology. We expect our FemaSeed system has the potential to offer the first local delivery of sperm directly to the fallopian tubes where conception occurs. The U.S. market alone is estimated at over $2 billion with the immediate addressable market of over $800 million.
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Execute on our clinical program to achieve FDA approval to advance our FemBloc system for use together with our FemChec occlusion confirmation device as the preferred option for permanent birth control for women. We have studied FemBloc in two clinical trials pursuant to an FDA-approved IDE evaluating safety in 183 patients. We plan to continue safety follow-up for the 183 patients that were studied in two clinical trials pursuant to an FDA-approved IDE. We plan to complete the on-going small IDE study, which began In June 2020, and submit the results of the trial to demonstrate adequacy of proposed mitigations to reduce the risk of pregnancy and improve reliance rate, and to support selection of the final confirmation test. Along with the trial results, we plan to submit the study design that we expect to serve as the clinical support for a future PMA approval for FemBloc and FemChec to the FDA by the end of 2021 or beginning of 2022. If FDA approves the IDE for the pivotal trial, we will initiate a new pivotal trial.

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Execute on our clinical program to achieve FDA grant of a de novo classification request to advance our FemaSeed system for use together with our FemVue saline-air device as the preferred option for artificial insemination. The safety profile of FemaSeed is supported by data from our FemBloc clinical trials and a post-market study of an identical single intrauterine directional delivery device design, which received FDA clearance for another indication. We plan to submit the study design that we expect to serve as the clinical support for a future de novo classification request for FemaSeed to the FDA in the first half of 2021 and currently anticipate initiating a clinical trial after FDA approval of the IDE for such trial.

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Continuously innovate to introduce additional product offerings for women. We intend to continue to invest in research and development activities focused on additional women-specific medical products and improvements and enhancements to our FemBloc system and FemaSeed system. In addition, we are building on our FDA-cleared sterile, single-use endocervical tissue sampling product, FemCerv, to develop FemEMB, a product candidate for endometrial sampling in support of uterine cancer detection testing. We have designed and developed proprietary methods utilized in our women’s health solutions and have protected these internally conceived advancements by patents, know-how, and trade secrets. Our team has demonstrated the ability to achieve marketing authorizations and clearances in the U.S., Europe, Canada, and Japan and to manufacture in accordance with U.S. Food and Drug Administration (FDA) and other international governing bodies. Availability of the additional product offerings will expand our suite of solutions for reproductive health and women’s health in general over time.

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Penetrate the addressable markets by promoting patient and practice awareness. Currently it is estimated in the U.S. alone, annually, approximately 800,000 women elect surgical tubal ligation and 500,000 men elect vasectomy for permanent birth control. There are another 12 million women who utilize a non-permanent birth control option, many of whom we believe may prefer a permanent option if it were non-surgical. We believe the major factor that influences this light penetration of the market is the limitations of the existing technology despite the likely familiarity of tubal ligation as an option. In addition, with respect to the problem of infertility, it is currently estimated that in the United States alone, over nine million women are infertile and only a little over half proceed with some form of intervention, and only a very small proportion undergo more advanced technologies. We believe the major factor that influences this light penetration of the market is the cost and burden of the existing technologies despite the familiarity of intrauterine insemination as a first-line option. We intend to increase physician awareness through engagement and continued publication of scientific data in peer reviewed journals. Further, we intend to engage women who are candidates for permanent birth control or who suffer from infertility through direct patient outreach.

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Build a commercialization infrastructure with a specialized direct sales and marketing team. From the outset, we spent significant time understanding the unmet needs of patients and physicians through patient and physician surveys and early engagement of physicians and key opinion leaders to properly position our solutions. We plan to establish a commercial infrastructure several quarters prior to a potential FDA de novo classification of our FemaSeed system. Our already commercially available

FemVue product will be marketed along with the FemaSeed system to the same target physician, the reproductive endocrinologist. We intend to focus the significant majority of our sales and marketing efforts in the United States since we believe that initially nearly 90% of the potential annual global FemaSeed/FemVue sales would be generated in this market. Our priority is to target existing FemVue customers followed by reproductive endocrinologists in high volume areas. Our goal is to hire a specialty sales force for FemaSeed/FemVue and increase the sales force as necessary for the FemBloc system, where the target physician is the gynecologist. In addition, we plan to continue to expand our in-house manufacturing capabilities as we scale to meet the demand and introduce new products while evaluating potential suppliers to assess the viability of outsourcing portions of our manufacturing and assembly processes to ensure significant growth, profitability and operating leverage.
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Expand gynecologists’ practice capabilities by diversifying products and services to include artificial insemination with FemaSeed. There are a limited number of gynecologists performing infertility services and treatment today, but we believe this has the potential to grow over time, in particular with the introduction of FemaSeed. FemaSeed is designed to be an in-office infertility procedure that can be done by a gynecologist using his or her existing skillset, expanding the number of gynecologists that can offer effective fertility services to their patients without needing to refer them to an infertility specialist. We plan to use our gynecologic sales force for FemBloc, if approved, to introduce those doctors to FemaSeed and broaden our sales force reach for our infertility treatment beyond our initial focus on reproductive endocrinologists.

The Current Market Landscape
For permanent birth control, tubal ligation, an invasive surgical procedure requiring implants, incisions, hospitalization and general anesthesia, has been offered for decades, so risks are known. It is performed either immediately after cesarean delivery or via laparoscopic procedures, which has notable disadvantages and risk of complications. The most significant morbidity arising from tubal ligation is associated with the use of electrical energy and inadvertent thermal damage to the bowel. Introduction of surgical instruments into the abdominal cavity carries substantial risk of injury to intra-abdominal organs and blood vessels, with approximately 1% of all procedures resulting in unintended further major surgery. In addition, anesthesia risk, bleeding, bowel damage, and long recovery times are inherent complication risks of tubal ligation. Temporary and reversible contraceptive methods, such as birth control and IUDs, are being used by women long-term as a compromise by women who are unwilling to undergo a surgical sterilization procedure because of the surgical risk, not wanting an incision, or to be exposed to risk of anesthesia. Some may be contraindicated for surgical sterilization because of obesity or medical conditions. Long-term use of hormonal birth control and IUDs have drawbacks as well; hormonal birth control is associated with health risks, such as an increased risk of breast cancer and blood clots, and device-based birth control can result in uterine perforation and increased risks of pelvic inflammatory disease and ectopic pregnancy. Previously available non-surgical methods utilizing permanent implants for closing the fallopian tubes have been removed from the market due to safety or intellectual property infringement issues, and thus the only currently available permanent birth control option is surgical tubal ligation.
For artificial insemination, traditional IUI is an undirected procedure delivering sperm into the uterine cavity that has been offered for decades. IUI continues to be offered as a first-line treatment option in spite of its low success rate due to its low cost and ease, with a short learning curve and minimal equipment requirements. Although current IUI devices address the hostile environment sperm would encounter in the vagina and cervix by placing sperm into the uterine cavity, the biology of sperm transport is complex and of the millions of sperm inseminated in the uterus, almost all fail to reach the fallopian tubes. In contrast to the hostile environment of the uterus, the fallopian tubes act as a reservoir for traveling sperm and is the location of conception. Many women are unwilling to undergo treatment mostly due to financial reasons. IVF is extremely expensive, costing as much as $15,000 to $20,000 per IVF cycle (with cycle effectiveness usually only around 25%), and often not covered by insurance. IVF is also physically and emotionally demanding for the patient, with increased risk of multiple pregnancies, ectopic pregnancy and miscarriage. There are over 10 million women in the United States known to be infertile and only 200,000 IVF cycles completed per year, indicating that IVF is not a solution available to most women. Our FemaSeed product candidate, if approved, would establish a new category of artificial insemination: a localized, directional delivery of sperm directly into the fallopian tube, precisely where conception occurs. We believe this in-office, cost-effective solution can become a first-line treatment for infertility, increasing access to infertility treatment for women and their partners.

The Reproductive Health Opportunity
There are an estimated 72 million reproductive aged women in the United States alone. We intend to offer comprehensive solutions for preventing pregnancy and achieving pregnancy for women, providing cost-effective and safe solutions while avoiding surgery. During their childbearing years, most women will want to control their risk of pregnancy. Additionally, there are many women that wish to become pregnant that are unable to do so. According to a CDC report, the ability to plan when to be pregnant and how many pregnancies to initiate has been called one of the ten great public health achievements in the twentieth century. Many women, however, who spend an average of three years seeking to become pregnant and thirty years avoiding pregnancy, are not satisfied with the current methods for preventing unwanted pregnancies and achieving pregnancy.
Approximately 800,000 women undergo tubal ligation each year in the United States alone, however there are over an estimated 12 million women who remain on a non-permanent birth control option long-term, which we believe is due to there being only a surgical permanent option available to women. In addition, 500,000 men undergo a vasectomy procedure every year. While the 1.3 million women and their partners annually who want to permanently prevent pregnancy represent our initial near-term market opportunity, we believe these numbers do not reflect the true demand for permanent birth control, as many do not want to submit to invasive surgical procedures such as vasectomies and tubal ligations. The market for female permanent birth control is large and growing, and we believe the market opportunity in the U.S. alone could expand to exceed $20 billion with a safe and effective in-office option as women shift from temporary or reversible contraceptive alternatives to more permanent solutions.
The overall decline in birth rates in the United States and globally has resulted in aging populations that present serious challenges for the world economy and economic stability. In the United States alone, it is estimated over nine million women desire pregnancy but are unable to achieve pregnancy. Only a little over half of these women proceed with some form of intervention, and only a very small proportion undergo more advanced assisted reproductive technologies such as IVF. Although IUI, an artificial insemination option, is the oldest technique in reproductive medicine and a well-accepted first-line treatment method for couples with unexplained infertility, mild male factor infertility, sexual dysfunction, and cervical factor infertility, its success rates remain relatively low. Alternative methods to IUI have not been advanced to meet the continuous demand for safe and effective first-line alternatives that are considerably less costly and less invasive than more advanced assisted reproductive options. The market for IUI is large and growing, and we believe the market in the United States alone could exceed $2 billion with a safe and effective novel first-line approach as women move to seek care for the treatment of infertility.
Clinical Development
Overview of Clinical Programs. We are developing a growing body of compelling clinical evidence for our intrauterine directional delivery product candidates.
Our Permanent Birth Control Solution – FemBloc and FemChec
Preclinical Studies
We completed two animal studies to support efficacy of the occlusion, or blockage, created by the biopolymer tissue adhesive, a degradable blend of cyanide derivatives of acrylates, we use in our FemBloc system. The first was an exploratory study of efficacy in the rabbit model, where the rabbit oviducts mimic human female fallopian tubes. The treated animals received the biopolymer and the control received sham delivery (surgery only). After breeding, the control animals became pregnant on the first breeding attempt at one month while none of the biopolymer-treated animals became pregnant after breeding attempts. Specifically there was a 0% fertility rate among the biopolymer-treated animals when mated at 1 month and 2.5 months or when mated at 4 months and 5.5 months. Treatment of the oviducts of proven fertile female rabbits with the biopolymer prevented pregnancy for up to 5.5 months, the length of the observation period. The second animal study assessed the degree and nature of the tubal occlusion created by the biopolymer by microscope assessment of tissue sampling, or histopathology, at various time points up to 52 weeks. It also assessed safety by evaluation of local tissue reaction to the biopolymer and degradation and characterization of the degradation profile. The biopolymer was observed to degrade as its presence decreased over time with no substantial surrounding tissue loss identified and acute inflammation was observed to decrease progressively over time. In week 1, occlusion was observed by the presence of biopolymer and over time when occlusion was observed at months 3, 6 or 12 post treatment, it was classified as complete tissue occlusion where the tubal channel, or lumen, was absent and there was no biopolymer present.
Clinical Trials
Prior to the trials pursuant to the IDE discussed below, we conducted a number of clinical trials in 93 patients to evaluate various aspects of the development program. With respect to biopolymer effectiveness, we conducted a clinical trial on ten patients pending a planned hysterectomy procedure, which is not an indicated population for FemBloc. Patients received the FemBloc treatment with the biopolymer through the delivery system and returned 4 weeks post-treatment to receive a complete hysterectomy with subsequent histopathology analysis of the fallopian tubes for indications of progression towards tubal occlusion and associated tissue reactions of the biopolymer. Although it is expected that three months is required to effect complete tubal occlusion and for the confirmation of effectiveness and reliability as permanent birth control, at 4 weeks, 30% of the fallopian tubes had either complete luminal occlusion where the lumen was obstructed by a healing tissue response or there was narrowing of the fallopian tube by 50-90% by a similar healing tissue response. As expected, biopolymer remained in many of the fallopian tubes and the inflammatory response observed appeared to generally correlate with the presence of foreign material. There were no adverse events reported.
We have studied FemBloc in two clinical trials pursuant to an FDA-approved IDE evaluating safety in 183 patients. The first clinical trial consisted of 49 subjects enrolled at five U.S. study sites and the second clinical trial consisted of 134 subjects enrolled at 14 U.S. study sites. As part of the second clinical trial, we sponsored subjects in a control arm for surgical tubal ligation of 105 subjects for future comparison of safety events only. Patients are being followed for five years for safety, and all 49 patients in the first clinical trial have completed two years of follow-up. As shown in the figure below, other than the unintended pregnancies discussed below, the majority (94%) of safety events reported to date occurred on the day of treatment or within seven days of the procedure and 75% of the adverse events were classified as mild. The most common adverse events reported in the 183 subjects were vaginal bleeding (28.0%), pelvic pain (24.8%), spotting (10.3%) and uterine cramps (8.9%). There were no serious adverse events reported for FemBloc.

We have observed that the patients found the procedures in both studies to be highly tolerable, with pain scores similar to placement of other intrauterine devices, such as IUDs. In our clinical trials, we have used FemChec three months after FemBloc treatment and have observed that no remaining biopolymer was detected in patients, which suggests that the biopolymer completely degraded and likely exited the patient. There have been no serious safety events reported to date. We recorded data on the patients for safety and additional performance measures at time of FemBloc procedure, seven days post procedure, three months post procedure for confirmation test, three months post confirmation test, and annually through five years. Enrollment ended in February 2019.
During the conduct of these two clinical studies, unintended pregnancies occurred in patients who were told to rely on FemBloc (six pregnancies for the pilot study and three pregnancies for the pivotal trial). These pregnancies were due to misinterpretation of the FemChec test, as confirmed by an independent clinical events committee. FDA viewed these unintended pregnancies as a safety concern and, as a result, in February 2019 we paused the ongoing pivotal clinical trial for FemBloc (although subjects are still followed for safety through 5 years). The agency has recommended that we conduct a small IDE clinical study in a new cohort of patients to evaluate the adequacy of improvements that were made to the procedures, products and training to mitigate the risk of unintended pregnancies, while validating the FemChec confirmation test. The design for the small IDE trial includes performance of two confirmation tests (patients can rely on FemBloc only if both tests confirm occlusion) and an evaluation of the reliance rate and concordance between the two confirmation tests. Upon submission of the results to FDA, the agency will evaluate the results of the study and determine whether or not to permit us to move forward with a pivotal trial.
Current and Planned Clinical Trials
As described above, a small IDE trial began in June 2020 at five U.S. sites and is ongoing. In addition to demonstrating the adequacy of our proposed improvements that were made to the procedures, products and training, we plan to use the trial to evaluate which of the two confirmation tests (FemChec and a traditional radiology test) will be selected as the confirmation test that will be studied in our planned clinical trial to support the PMA. We plan to submit the results of this trial along with the study design reflecting our assessment of the added features bolstering the administration of the confirmation test described above to the FDA by the end of 2021 or beginning of 2022. We currently anticipate initiating a clinical trial after FDA approval of an IDE supplement, which we expect to be a multicenter, two-arm, unblinded prospective clinical trial. The clinical trial will be designed to evaluate the safety and effectiveness of our FemBloc system for permanent birth control in order to obtain PMA approval in the United States.
Our Artificial Insemination Solution.
510(k) Clearance for Different Intrauterine Directional Delivery Device
We received FDA 510(k) clearance for our FemVue Cornual Balloon Catheter, a single intrauterine directional delivery product, like FemaSeed, but for a different indication. A post-market study in 15 patients was conducted with the product and FemVue. The product was determined to be properly positioned as intended at the opening of the fallopian tubes with 93% delivery of the FemVue saline-air contrast observed entering the proximal portion of the fallopian tube. This is the same intended location of delivery for the FemaSeed system. There were no serious adverse events reported.
Post-Market Information
FemVue is authorized for marketing in the United States, Europe, Canada and Japan. There have been multiple publications and abstracts presented with clinical evidence in support of FemVue, a component of our artificial insemination solution. It has been concluded that tubal patency assessment with FemVue is comparable to fluoroscopic hysterosalpingogram (HSG) and it appears to be a convenient and well-tolerable method that may be performed alongside conventional ultrasound and uterine cavity assessment as part of an infertility evaluation. Other publications have stated that FemVue is an accurate test for diagnosing tubal occlusion and performs similarly to a fluoroscopic HSG and it should replace fluoroscopic HSG.
Planned Clinical Trial
We are planning to study FemaSeed in the LOCAL clinical trial, a multicenter, single-arm, unblinded prospective clinical trial. We plan to submit the study design that we expect to serve as the clinical support for a future de novo classification request for FemaSeed to the FDA in the first half of 2021 and currently anticipate initiating a clinical trial after FDA approval of the IDE. The clinical trial will be designed to evaluate the safety and effectiveness of our FemaSeed system for localized intrauterine insemination in order to obtain a de novo classification in the United States.
Our Endocervical Tissue Sampler.
Post-Market Information
FemCerv is cleared to market in the United States and Europe. We sponsored a post-market study for FemCerv in 112 patients undergoing further evaluation of an abnormal cervical tissue result. It was observed that FemCerv provided samples that were reported as adequate when evaluated histologically in 94% of the patients. Physicians reported that 95% of the patients experienced mild or no discomfort during the FemCerv procedure and 92% of the physicians reported the FemCerv device as easy to insert. There were no adverse events reported.

Manufacturing
We currently manufacture or assemble all products and source components from contract suppliers. We believe that we currently have sufficient capacity to meet clinical program demands, product supply and preliminary launch requirements for FemaSeed and believe that, if FemaSeed is granted de novo classification, we will be able to scale up our capacity relatively quickly with limited capital investment. We believe our manufacturing capacity is sufficient to meet global market demand for our products for the foreseeable future until potential approval by the FDA for the FemBloc system. While we plan to continue manufacturing our product candidates, if approved or granted marketing authorization, we will consider outsourcing arrangements for certain sub-assemblies as needed as we scale our commercial production.
We employ a rigorous supplier assessment, qualification, and selection process targeted to suppliers that meet the requirements of the FDA and the International Organization for Standardization, or ISO, and quality standards supported by internal policies and procedures. Our quality assurance process monitors and maintains supplier performance through qualification and periodic supplier reviews and audits. We are required to maintain ISO 13485 certification for medical devices sold in the European Economic Area, or EEA, which requires, among other items, an implemented quality system that applies to component quality, supplier control, product design and manufacturing operations.
We inspect, test, and assemble our products under strict manufacturing processes supported by internal policies and procedures with significant CMC and device manufacturing infrastructure. We perform our own final quality control testing of each product and we have complete control over all aspects of the manufacturing process, and are compliant with QSR good manufacturing practice regulations applicable to our products.
Our suppliers are managed through our supplier management program that is focused on reducing supply chain risk. Key aspects of this program include managing component inventory at the supplier and second sourcing approaches for specific suppliers. Typically, our outside vendors produce the components to our specifications and in many instances to our designs. Our suppliers are audited periodically by our quality department to ensure conformity with the specifications, policies and procedures for our products. In addition, we and our suppliers are subject to periodic unannounced inspections by U.S. and international regulatory authorities to ensure compliance with quality regulations. We believe that, if necessary, alternative sources of supply would be available in a relatively short period of time and on commercially reasonable terms. We also contract with a supplier who private labels HSG catheters which are sold in our name.
We do not have long-term supply agreements and we purchase certain components for our products on a purchase order basis. We do not currently have arrangements in place for redundant supply of certain components of our products. If our current third-party suppliers cannot perform as agreed, we may be required to replace those suppliers. Although we believe that there are several potential alternative suppliers who could provide these components, we may incur added costs and delays in identifying and qualifying any such replacement.
Finally, for our FemCerv product and our FemEMB product candidate, we utilize a third-party sterilizer to ensure these single-use products are packaged and shipped sterile for use. If our current contract sterilizer cannot continue to perform as agreed, we may be required to identify and contract with another third-party contract sterilizer which may incur added costs and delays in identifying and qualifying any such replacement.
Competition
The markets in which we compete are highly competitive and are characterized by rapid and significant technological change. To compete successfully, we need to continue to demonstrate the advantages of our product candidates compared to both well-established and new alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our product and technology.
With respect to our permanent birth control solution, we expect to compete with tubal ligation, vasectomies for women’s partners, other methods of non-permanent birth control, including devices such as IUDs, prescription drugs such as the birth control pill and injectable and implantable contraceptives and patches, and other companies developing other procedures for permanent birth control, mechanical devices and other contraceptive and birth control methods. There is no directly competing permanent birth control product currently on the market, or, to our knowledge, in development.
With respect to our artificial insemination solution, we expect to compete with IUI, IVF and fertility-enhancing pharmaceuticals currently in the market and those in clinical and preclinical development.

While there are no direct competitors in our product category of localized directional delivery of artificial insemination, there are alternatives, such as IUI and IVF. Leading companies that produce IUI devices include Cook Medical LLC, a subsidiary of Cook Group, Inc., CooperSurgical, Inc., MedGyn Products, Inc. and Rocket Medical LLC.
With respect to our tissue sampling product and product candidate, there are other procedures used in women’s health tissue sampling, such as the Pap test, HPV test and colposcopy, which are well established and pervasive. Companies such as Dysis Medical and Guided Therapeutics are also developing cervical tissue sampling product candidates.
Many of our competitors have access to greater resources required to develop and market a competitive product than we do. In addition, new competition and products may arise due to consolidation within the industry and other companies may develop products that could compete with our product candidates, and there may be product candidates in early stages of development of which we are not aware.
Sales & Marketing
FemaSeed – Our Artificial Insemination Solution. If the FDA grants de novo classification for FemaSeed, we expect to recruit, hire and train a direct sales force for FemaSeed. We will seek to recruit representatives with strong sales backgrounds and experience in infertility product sales, and with relationships with reproductive endocrinologists and gynecologists. We intend to focus the significant majority of our sales and marketing efforts in the United States and continue to utilize distribution partners for international markets. While we have received regulatory clearance and marketing authorization in United States, Europe, Canada, and Japan for the FemVue product, our main commercial priority is the United States where we expect to begin to commercialize and market our FemaSeed system and generate revenue from product sales if and when our request for de novo classification of the FemaSeed product is granted by the FDA.
Through a specialized and dedicated direct sales organization, we plan to target the approximately 1,300 reproductive endocrinologists at 450 practices who are trained and have experience performing infertility procedures. Specifically, we intend to initially target the approximately 50 practices that are currently customers purchasing the FemVue product. Over 50% of the practices representing approximately 60% of the assisted reproduction cycles performed are located in 8 states, which will be prioritized. We expect to begin building our sales organization approximately six to eight months prior to potential FDA authorization of the product candidate.
We plan to engage in awareness raising activities, highlighting the benefits of our FemaSeed system in jurisdictions where we are approved to market. We also intend to promote broader awareness of the FemaSeed system as the first localized intrauterine insemination option for artificial insemination among patients and physicians.
FemBloc – Our Permanent Birth Control Solution. We ultimately plan to use our gynecologist-focused sales force for FemBloc, if approved, to introduce those doctors to FemaSeed and broaden our sales force reach for our infertility treatment beyond our initial focus on reproductive endocrinologists. If approved, we expect to recruit, hire and train sales representatives for our direct sales force in the United States for FemBloc. We will seek to recruit representatives with strong sales backgrounds and experience in gynecology product sales, and with relationships with gynecologists. We intend to focus the significant majority of our sales and marketing efforts in the United States and continue to utilize distribution partners for international markets. Through our specialized and dedicated direct sales organization, we plan to target the approximately 43,000 gynecologists who are trained and have experience performing gynecologic procedures and offering family planning. Over 60% of the practices representing over 60% of reproductive-aged women are located in 13 states, which will be prioritized.
Based on our clinical experience to date, we believe that physicians experienced in intrauterine procedures, such as IUD require minimal training to start utilizing our FemBloc or FemaSeed systems. Additional sonographic training will be required for the sonographers that will support the confirmation test with FemChec. Based on our clinical experience to date, we believe the physicians and sonographers will require minimal training and it can be accomplished largely online. A central read option is likely to review the confirmation test images to ensure high level of interpretation by the physician. We expect to begin building our sales organization approximately six to eight months prior to potential FDA approval of the product candidate.

We plan to engage in awareness raising activities, highlighting the benefits of our FemBloc system in jurisdictions where we are approved to market. We also intend to promote broader awareness of the FemBloc system as the first non-surgical non-implant option for permanent birth control among patients and physicians.
Reimbursement
In the United States, we expect to derive nearly all of our revenue initially from the sale of our FemaSeed system to fertility practices, which typically bill the patient directly or for those that have insurance coverage, various third-party payors, including private insurance companies, health maintenance organizations and other healthcare-related organizations. For those that file with insurance, we expect that any portion of the costs and fees associated with our FemaSeed system that are not covered by these third-party payors, such as deductibles or co-payments, will be billed directly to the patient by the provider. Third-party payors require physicians and hospitals to identify the product and service for which they are seeking reimbursement by using Current Procedural Terminology, or CPT, codes, which are created and maintained by the American Medical Association, or AMA. As intrauterine insemination has been widely used in patients for over 20 years in the United States, reimbursement codes and payments are well-established and the procedure may be covered by private health insurance plans. Outside the United States, reimbursement levels vary significantly by country and by region, particularly based on whether the country or region at issue maintains a single-payor system; patient direct pay is also an option. Annual healthcare budgets generally determine the number of intrauterine inseminations that will be paid for by the payor in these single-payor system countries and regions. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both.
In the United States, we expect to derive nearly all of our revenue from the sale of our FemBloc system to gynecology offices, which typically bill various third-party payors, including Medicare, Medicaid, private insurance companies, health maintenance organizations and other healthcare-related organizations. In addition, we expect that any portion of the costs and fees associated with our FemBloc system that are not covered by these third-party payors, such as deductibles or co-payments, will be billed directly to the patient by the provider. In 2019, we obtained two CPT category III codes, one for the FemBloc system treatment and the second for the confirmation test with FemChec. According to the AMA, CPT Category III codes are not referred to the AMA-Specialty RVS Update Committee (RUC) for valuation because no relative value units (RVUs) are assigned to these codes. Payment for these services or procedures is based on the policies of payers and not on a yearly fee schedule.
We expect to seek two category I codes for the procedures and according to AMA, the CPT requirements for Category I include documenting clinical efficacy in up to five peer-reviewed publications with minimum of one with U.S. patient populations and two with different patient populations. Physician reimbursement under Medicare is generally based on a defined fee schedule, or the Physician Fee Schedule, through which payment amounts are determined by the relative value of the service rendered by the physician. Medicare generally provides reimbursement to hospitals and ambulatory surgical centers for SNM therapy under the hospital outpatient prospective payment system and the Ambulatory Surgical Center Payment System, respectively, which reimburse to the hospital or ambulatory surgical center, as applicable, a bundled amount generally intended to cover all facility costs related to procedures performed in the outpatient setting. Ambulatory Payment Classification (APC) for payment on Medical Outpatient Prospective Payment System (OPPS) are used extensively by commercial payers and the FemBloc procedure is expected to map APC level 4 gynecologic procedures with a payment of $2,498 (tubal ligation). Reimbursement rates will vary based on several factors, including but not limited to the payor, geographic location, the procedure performed, contract terms, the facility in which the procedure is performed and other factors.
We anticipate that the FemBloc system will be covered under the ACA as an FDA approved permanent birth control product in a unique category. Some amendments have been added to the ACA including religious and moral exceptions and some states and insurance companies have additional limits. According to HealthCare.gov. under ACA, an insured patients plan must cover contraceptives) without charging a copayment or coinsurance when provided by an in-network provider, even if the patient has not met their deductible.
Outside the United States, reimbursement levels vary significantly by country and by region, particularly based on whether the country or region at issue maintains a single-payor system. Annual healthcare budgets generally determine the number of permanent birth control procedures that will be paid for by the payor in these single-payor system countries and regions. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. Some countries or regions may require us to gather additional clinical data before granting coverage and reimbursement for our FemBloc system. We intend to work with payors to obtain coverage and reimbursement approval in countries and regions where it makes economic sense to do so.
Intellectual Property
Our success depends in part on our ability to obtain, maintain, protect and enforce our proprietary technology and intellectual property rights, in particular, our patent rights, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect the intellectual property rights that we consider important to our business. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position.
We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to our proprietary information. However, trade secrets and proprietary information can be difficult to protect. While we have confidence in the measures we take to protect and preserve our trade secrets and proprietary information, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets and proprietary information may otherwise become known or be independently discovered by competitors.
As of December 31, 2020, we owned 35 issued U.S. patents and 95 issued foreign patents, 12 pending U.S. patent applications and 21 pending foreign patent applications. These issued patents, and any patents granted from such applications, are expected to expire between 2022 and 2044, without taking potential patent term extensions or adjustments into account.
In the United States, our FemBloc patent portfolio includes two patent families. The two patent families include granted utility and design patents providing protection until at least 2025 and 2030, including any eligible patent term adjustments and extensions. The utility patent family includes a pending patent application, which if granted, could result in a patent expiring in 2025, plus any eligible patent term adjustments and extensions. Our FemVue patent portfolio includes five patent families. The five patent families include granted utility and design patents providing protection until at least 2026 and 2028. The two utility patent families include pending patent applications, which if granted, could result in patents expiring in 2028, plus any eligible patent term adjustments and extensions. Our FemChec patent portfolio includes five patent families. The five patent families include granted utility and design patents providing protection until at least 2026, 2028, 2029 and 2032. The utility patent family and one of the design patent families include pending patent applications, which if granted, could result in patents expiring in 2030 and 2035, plus any eligible patent term adjustments and extensions. Our FemaSeed patent portfolio includes three patent families. Two patent families include granted utility and design patents providing protection until at least 2025 and 2026. The third (design) patent family includes a pending patent application, which if granted, could result in a patent expiring in 2035. Our FemCerv patent portfolio includes two patent families. The two patent families include granted utility and design patents providing protection until at least 2027, 2032, and 2033. The utility patent family includes a pending patent application, which if granted, could result in a patent expiring in 2033. Our FemEMB patent portfolio includes one patent family. The one patent family includes granted utility patents providing protection until at least 2033. The utility patent family includes a pending patent application, which if granted, could result in a patent expiring in 2033. Our biopolymer patent portfolio includes one patent family. The one patent family includes a pending utility patent application, which if granted, could result in a patents expiring in 2038. Our controlled delivery device patent portfolio includes two patent families. The two patent families include pending utility and design patent applications, which if granted, could result in patents expiring in 2035 and 2039. Our syringe lock patent portfolio includes one patent family. The one patent family includes a pending design patent application which if granted, could result in a patent expiring in 2034. There can be no assurance that the pending patent application will be granted. Our material international patents include granted design and utility patents, as applicable, with similar overview detail as with the US patent application.
The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future products, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented.
For more information regarding the risks related to our intellectual property, please see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”
Government Regulation
United States
Our products are medical devices subject to extensive and ongoing regulation by the FDA under the FDCA and its implementing regulations, as well as other federal and state regulatory bodies in the United States and comparable authorities in other countries under other statutes and regulations. The laws and regulations govern, among other things, product design and development, preclinical and clinical testing, manufacturing, packaging, labeling, storage, recordkeeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.
FDA’s Pre-market Review Requirements
Each medical device we seek to commercially distribute in the United States will require either a prior 510(k) clearance, unless it is exempt, a granted request for de novo classification, or a pre-market approval from the FDA. Medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of product safety and effectiveness. Class I devices are deemed to be low risk and are subject to the general controls of the FDCA, such as provisions that relate to: adulteration; misbranding; registration and listing; notification, including repair, replacement, or refund; records and reports; and good manufacturing practices. Most Class I devices are classified as exempt from pre-market notification under section 510(k) of the FDCA, and therefore may be commercially distributed without obtaining 510(k) clearance from the FDA. Class II devices are subject to both general controls and special controls, which include performance standards, post market surveillance, patient registries and guidance documents. For most Class II devices, the manufacturer must submit to the FDA a pre-market notification requesting permission to commercially distribute the device. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. A Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA. However, there are some Class III pre-amendment devices for which FDA has not yet called for a PMA. These devices require a PMA only after FDA publishes a regulation calling for PMA submissions. Prior to the PMA effective date the manufacturer must submit a 510(k) pre-market notification and obtain clearance in order to commercially distribute these devices. The FDA can also impose sales, marketing or other restrictions on devices in order to assure that they are used in a safe and effective manner.
510(k) Clearance Pathway
When a 510(k) clearance is required, we must submit a pre-market notification to the FDA demonstrating that our proposed device is substantially equivalent to a predicate device, which may be a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976, or a device that that was de novo classified under section 513(f)(2) of the FDCA. To demonstrate substantial equivalence, the manufacturer must show that the proposed device has the same intended use as the predicate device, and it either has the same technological characteristics, or different technological characteristics and the information in the pre-market notification demonstrates that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. Demonstrating substantial equivalence requires non-clinical performance data and, in some cases, clinical data. If the FDA determines that the device is not substantially equivalent to a previously cleared device, the FDA will place the device into Class III.
There are three types of 510(k)s: traditional; special; and abbreviated. Special 510(k)s are for devices that are modified by the manufacturer legally authorized to market the device, and where performance data are unnecessary, or if performance data are necessary, well-established methods are available to evaluate the change, and the performance data necessary to support SE can be reviewed in a summary or risk analysis format. Abbreviated 510(k)s are for devices that conform to a recognized standard. The special and abbreviated 510(k)s are intended to streamline review, and the FDA intends to process special 510(k)s within 30 days of receipt. FDA also recently established the Safety and Performance Based Pathway that is an expansion of the concept of the abbreviated 510(k) pathway for certain, well understood device types, and provides the option to use FDA-identified performance criteria to demonstrate that a device is as safe and effective as a predicate device.
De Novo Classification
Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request de novo classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, and that general controls alone, or general and special controls, provide reasonable assurance of safety and effectiveness for the intended use and that the probable benefits of the device outweigh the probable risks.
FDA has issued several guidance documents addressing the de novo classification process and the contents of de novo classification requests but FDA has not yet issued regulations governing the de novo classification process. On December 7, 2018, the FDA published a proposed rule to establish regulations for the de novo classification process. The proposed regulations, if finalized, are intended to provide structure, clarity and transparency on the de novo classification process, including requirements related to the format and content of de novo requests, as well as processes and criteria for accepting, granting, declining and withdrawing de novo requests.
Under FDASIA, the FDA is required to issue an order classifying the device within 120 days following receipt of the de novo request, but in practice the time for FDA review of de novo classification requests is significantly longer. Under FDARA, Congress implemented user fees for de novo classification requests and FDA committed to performance goals for their review. If the manufacturer seeks de novo classification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may decline the de novo classification request if it identifies a legally marketed predicate device, or determines that general controls or general and special controls are insufficient to provide reasonable assurance of safety and effectiveness of the device, or that the probable benefits of the device do not outweigh the probable risks. Devices that are classified into class I or class II in response to a de novo classification request may be marketed and used as predicates for future premarket notification 510(k) submissions.
Pre-market Approval Pathway
A pre-market approval application must be submitted to the FDA for all Class III devices other than pre-amendment Class III devices for which the FDA has not yet required a PMA. The pre-market approval application process is much more demanding than the 510(k) pre-market notification process. A pre-market approval application must be supported by extensive data, including but not limited to technical, preclinical and clinical trial data, and manufacturing and labeling information to demonstrate to the FDA’s satisfaction a reasonable assurance of safety and effectiveness of the device.
Within 45 days after submission of a PMA application, the FDA will determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. FDA has a performance goal of issuing a decision on original PMAs that do not require input from an advisory committee within 180 FDA Days, which excludes days during which an agency request for additional information is pending with the applicant. The total time for FDA review of an application generally occurs over a significantly longer period of time and can take a year, or even longer. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Although the FDA is not bound by the advisory panel decision and may or may not accept the panel’s recommendations, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulation, or QSR. The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.
FDA allows applicants to submit discrete sections (modules) of the PMA to FDA for review soon after completing the testing and analysis. FDA intends the modular review approach to provide a mechanism by which applicants may submit preclinical data and manufacturing information for review while still collecting, compiling, and analyzing the clinical data. Therefore, a modular PMA is a compilation of sections or “modules” submitted at different times that together become a complete application. Additionally, the modular approach allows the applicant to potentially resolve any deficiencies noted by FDA earlier in the review process than would occur with a traditional PMA application.
During the PMA review, the FDA assesses whether the data and information in the PMA constitute valid scientific evidence to support a determination that there is a reasonable assurance that the device is safe and effective for its intended use(s) based on the proposed labeling. Upon completion of the PMA review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, and which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset. If FDA issues a PMA approval, the approval may contain post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical trial that supported a PMA or requirements to conduct additional clinical trials post-approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission and approval of a PMA supplement. Certain other changes to an approved device require the submission and approval of a new PMA, such as when the design change leads to a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the originally submitted data are not applicable to the change.
Clinical Trials
Clinical trials are almost always required to support pre-market approval, are often required for de novo classification, and are sometimes required for 510(k) clearance. In the United States, for significant risk devices, these trials require submission of an IDE application to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients at specified study sites. During the trial, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA. An IDE application is considered approved 30 days after it has been received by the FDA, unless the agency otherwise informs the sponsor via email prior to 30 calendar days from the date of receipt, that the IDE is approved, approved with conditions, or disapproved. In addition, the study must be approved by, and conducted under the oversight of, an IRB. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. A nonsignificant risk device does not require FDA approval of an IDE; however, the clinical trial must still be conducted in compliance with abbreviated IDE requirements such as monitoring of the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements, and be approved by an IRB at the clinical trial sites. The FDA or the IRB at each site at which a clinical trial is being performed may withdraw approval of a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IRB requirements. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and effectiveness of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.
Sponsors of certain clinical trials of devices are required to register with clinicaltrials.gov, a public database of clinical trial information. Information related to the device, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration.
Ongoing Regulation by the FDA
Even after a device receives clearance, grant of a de novo classification request or approval and is placed on the market, numerous regulatory requirements apply. These include:
•	establishment registration and device listing;
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the Quality System Regulation, or QSR, which requires manufacturers, including third-party contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•
labeling regulations and the FDA prohibitions against the promotion of products for uncleared or unapproved uses ( “off-label” uses) and other requirements related to promotional activities, including the advertising of restricted devices;

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medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury, or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

•
corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FDCA that may present a risk to health; and

•	post market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and efficacy data for the device.
After a device receives 510(k) clearance or is de novo classified, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or possibly even a new de novo classification or PMA supplement. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly de novo classification or PMA supplement. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance, de novo classification, or pre-market approval is obtained. Also, in these circumstances, we may be subject to enforcement actions.
Some changes to an approved PMA device, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new PMA or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMAs.
FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services, or CDHS, requires us to register as a medical device manufacturer within the state. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. As a manufacturer, our facilities, records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA and the CDHS. Our failure to maintain compliance with the QSR could result in the shutdown of, or restrictions on, our manufacturing operations and the recall or seizure of our products. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facilities. Further, the FDA requires us to comply with various FDA requirements regarding labeling and promotion. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:
•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;
•	customer notifications, voluntary or mandatory recall or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	delay in processing submissions or applications for new products or modifications to existing products;
•	withdrawing PMA approvals that have already been granted; and
•	criminal prosecution.
The Medical Device Reporting laws and regulations require us to provide information to the FDA when we receive or otherwise become aware of information that reasonably suggests our device may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that we market would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.
Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.
We are also subject to other federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices.
European Union
Our products are regulated in the European Union as medical devices under Directive 93/42/EEC on Medical Devices, also known as the Medical Devices Directive. The Medical Devices Directive requires medical devices to meet the essential requirements which are enumerated in the annexes to the Directive. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must perform a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The notified body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence.
In April 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745, or the Medical Devices Regulation, which will repeal and replace the Medical Devices Directive with effect from May 26, 2021. The Medical Devices Regulation envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations as regards clinical data for devices and pre-market regulatory review of high-risk devices. Under transitional provisions, medical devices with notified body certificates issued under the Medical Devices Directive prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the Medical Devices Regulation may be placed on the market in the EEA
Other Regions
Most major markets have different levels of regulatory requirements for medical devices. Modifications to the cleared or approved products may require a new regulatory submission in all major markets. The regulatory requirements, and the review time, vary significantly from country to country. Products can also be marketed in other countries that have minimal requirements for medical devices.
Fraud and Abuse and Other Healthcare Regulations
Federal and state governmental agencies and equivalent foreign authorities subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. These laws constrain the sales, marketing and other promotional activities of medical device manufacturers by limiting the kinds of financial arrangements we may have with hospitals, physicians and other potential purchasers of our products. Federal healthcare fraud and abuse laws apply to our business when a customer submits a claim for an item or service that is reimbursed under Medicare, Medicaid or other federally-funded healthcare programs. Patient privacy statutes and regulations by foreign, federal and state governments may also apply in the locations in which we do business. Descriptions of some of the U.S. laws and regulations that may affect our ability to operate follows.
Federal Healthcare Anti-Kickback Statute
The federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good or service for which payment may be made, in whole or in part, by federal healthcare programs, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate it. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The Anti-Kickback Statute is subject to evolving interpretations and has been applied by government enforcement officials to a number of common business arrangements in the medical device industry. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there is no exception or safe harbor for many common business activities, such as reimbursement support programs, educational and research grants or charitable donations. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or regulatory safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all facts and circumstances.

Federal Civil False Claims Act
The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Actions under the False Claims Act may be brought by the government or as a qui tam action by a private individual in the name of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years. Qui tam actions are filed under seal and impose a mandatory duty on the U.S. Department of Justice to investigate such allegations. Most private citizen actions are declined by the Department of Justice or dismissed by federal courts. However, the investigation costs for a company can be significant and material even if the allegations are without merit. Various states have adopted laws similar to the False Claims Act, and many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government. Medical device manufacturers and other healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.
Healthcare Fraud Statute
The federal Health Insurance Portability and Accountability Act, or HIPAA, and its implementing regulations created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items or services.
Federal Physician Payments Sunshine Act
The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually with certain exceptions to CMS information related to payments or other transfers of value made to a physician or teaching hospital, or to a third party at the request of a physician or teaching hospital, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists and certified nurse-midwives.
Patient Data Privacy
HIPAA, as amended by the HITECH Act, and their implementing regulations impose obligations on covered entities, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as business associates that provide services involving the use or disclosure of personal health information to or on behalf of covered entities. These obligations, such as mandatory contractual terms, relate to safeguarding the privacy and security of protected health information. Many states also have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA.
Other State Laws
Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal healthcare laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and other patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil False Claims Act and violations of healthcare fraud and HIPAA privacy provisions.
Enforcement and Penalties for Noncompliance with Fraud and Abuse Laws and Regulations
Compliance with these federal and state laws and regulations requires substantial resources. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, disgorgement, exclusion from participation in government healthcare programs such as the Medicare and Medicaid programs, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations. Companies settling federal civil False Claims Act, Anti-Kickback Statute and other fraud and abuse cases also may be required to enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General in order to avoid exclusion from participation (i.e., loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance.
For additional information regarding obligations under federal healthcare statues and regulations, please see the section titled “Risk Factors—If we fail to comply with U.S. federal and state fraud and abuse laws and regulations, including those relating to kickbacks and false claims for reimbursement, we could face substantial penalties and our business operations and financial condition could be adversely affected.”
United States Healthcare Reform
There have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system.
For example, in the United States, in March 2010, the ACA was enacted. The ACA contains a number of significant provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs.
Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. Although the Biden Administration has reconsidered the position of the government on the constitutionality of the individual mandate and the severability of the provision from the remainder of the ACA and has officially notified the United States Supreme Court in this regard, pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA.
On January 22, 2018, former President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA -mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices; however, on December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The BBA, among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”
In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, and subsequent legislation, these Medicare sequester reductions are suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Further, recently, under the former Trump administration, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed, and enacted federal and state legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. At this time, it is unclear whether the current administration will continue to pursue legislative and/or administrative measures to control product costs. Additionally, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs.
Employees and Human Capital Resources
As of December 31, 2020, we employed 24 full-time employees and two part-time employees. None of our employees are represented by a collective bargaining agreement and we have never experienced a work stoppage. We believe our employee relations are good.
We recognize that attracting, motivating and retaining talent at all levels is vital to our continued success. Our employees are a significant asset and we aim to create an equitable, inclusive and empowering environment in which our employees can grow and advance their careers, with the overall goal of developing, expanding and retaining our workforce to support our current pipeline and future business goals. By focusing on employee retention and engagement, we also improve our ability to support our clinical trials, our pipeline, our platform technologies, business and operations, and also protect the long-term interests of our securityholders. Our success also depends on our ability to attract, engage and retain a diverse group of employees. Our efforts to recruit and retain a diverse and passionate workforce include providing competitive compensation and benefits packages and ensuring we listen to our employees.
We value innovation, passion, data-driven decision making, persistence and honesty, and are building a diverse environment where our employees can thrive and be inspired to make exceptional contributions to bring novel and more effective therapies to cancer patients.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, motivating and integrating our existing and future employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through grants of stock-based compensation awards and payments of cash-based performance bonus awards, in order to increase stockholder value and the success of our company by motivating our employees to perform to the best of their abilities and achieve our objectives. We are committed to providing a competitive and comprehensive benefits package to our employees. Our benefits package provides a balance of protection along with the flexibility to meet the individual health and wellness needs of our employees. We plan to continue to refine our efforts related to optimizing our use of human capital as we grow, including improvements in the way we hire, develop, motivate and retain employees.
Facilities
We produce all of our products in-house at our facilities in Suwanee, Georgia which, together with our research and development, controlled environment room and office space, currently totals 45,000 square feet.
We believe that our Georgia facility meets our current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.
Legal Proceedings
We are not currently a party to any legal proceedings the outcome of which we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition. We have received, and may from time to time receive, letters from third parties alleging patent infringement, violation of employment practices or trademark infringement, and we may in the future participate in litigation to defend ourselves. We cannot predict the results of any such disputes, and despite the potential outcomes, the existence thereof may have an adverse material impact on us due to diversion of management time and attention as well as the financial costs related to resolving such disputes.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.
Name	Age	Position
Executive Officers
Kathy Lee-Sepsick	53	Chairman, Chief Executive Officer and President
Daniel Currie	57	Senior Vice President, Operations
Lexy Kelley, MD	49	Vice President, Clinical & Medical Affairs

Non-Employee Directors
John Adams	59	Director
John Dyett	51	Director
Charles Larsen	69	Director
Edward Uzialko	70	Director
William Witte	58	Director
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
Executive Officers
Kathy Lee-Sepsick, our founder, has served as our Chief Executive Officer and President and as Chairman of our board of directors since September 2004. Prior to joining us, Ms. Lee-Sepsick served as a senior executive in the medical device industry for over two decades, compiling a successful track record in growing emerging companies and corporate operating divisions. She holds over 100 patents globally for Femasys’ products and product candidates. Beginning in 1992, Ms. Lee-Sepsick served as product manager at Terumo Medical Corporation, where she was responsible for the sale of minimally invasive catheter-based devices targeted at a number of medical interventional specialties through exclusive distribution partner, Boston Scientific Corporation. Ms. Lee-Sepsick then served as marketing director of a medical device start-up, Novoste Corporation, a catheter-based intravascular brachytherapy company where she was instrumental in the various stages of the product and company’s life cycle with strategic, operational, and executive responsibilities. Prior to founding Femasys, she was an executive in a start-up orthopedic company, SaluMedica,LLC, a biomaterial company developing artificial cartilage. During her time with the company, she was responsible for overseeing the day to day operations and identifying and securing strategic alliances. Ms. Lee-Sepsick also serves on the Board of Directors of Georgia Bio. Ms. Lee-Sepsick is a graduate of Rutgers University with an MBA and a BS. in Biochemistry. We believe Ms. Lee-Sepsick is qualified to serve on our board of directors because of the perspective and experience she brings as our founder and Chief Executive Officer and her background in the medical device industry.
Daniel Currie has served as our Senior Vice President, Operations since 2009. Prior to joining us, Mr. Currie had over 30 years of operational experience in the medical device industry, including assignments at early stage and large established companies. He worked closely with research and development teams, implemented and managed quality systems, spearheaded compliance and complaint handling systems at CIBA Vision Corporation. As head of Quality at Novoste Corporation, he oversaw and was directly involved in design and manufacturing controls, quality auditing (including FDA), evaluating and managing subcontractor operations, managing validation systems and performing product evaluations and testing. In addition, Mr. Currie was responsible for evaluating facilities outside the United States capable of manufacturing class III medical devices. Once the site was selected, Mr. Currie co-managed a team to establish full manufacturing operations. Mr. Currie is a graduate of Georgia Southern University with a BBA in Economics.
Lexy Kelley, MD has served as our Vice President, Clinical and Medical Affairs March 2019. Dr. Kelley has over 14 years of successful leadership in clinical development and medical affairs, including global strategy development and operations for biopharmaceutical companies, such as UCB Pharma and Inhibitex from 2005 to 2011, as well as serving as medical director at Novartis in 2013. Dr. Kelley served as Senior Medical Writer at Syneos Health, a biopharmaceutical company, from January 2019 to March 2019, and as Senior Director, Scientific Affairs at PRA International, a contract research organization, from July 2011 to November 2018. Dr. Kelley has a strong background in KOL outreach and networking, advisory board management and training of clinical staff and medical science liaisons. Dr. Kelley is well published with numerous publications and abstracts and was a pathology resident at Emory University. Dr Kelley is a graduate of Southern Illinois University School of Medicine with a Doctor of Medicine and Southern Illinois University with a BA in Microbiology.
Non-Employee Directors
John Adams, Jr. has served as a member of our board of directors since April 2015. Mr. Adams has served as Chief Executive Officer of Adams Respiratory Therapeutics Inc. and served as its President since 2003. Adams Respiratory developed Mucinex and was subsequently acquired by Reckitt Benckiser for $2.3 billion. Mr. Adams founded and manages Legacy Capital Partners, LLC, an investment management and private equity firm focused on healthcare technology and pharmaceutical development, since 2009. Mr. Adams is a graduate of Austin College in Sherman, Texas with a BA in Business. We believe that Mr. Adams is qualified to serve on our board of directors due to his extensive experience in the life sciences as well as his business and leadership experience.
John Dyett has served as a member of our board of directors since January 2017. Mr. Dyett serves as the Co-CEO of Salem Partners, LLC since 1997 and Salem Partners Wealth Management, LLC since 2004. Mr. Dyett helped raise several rounds of venture capital for Adams Respiratory Therapeutics, Inc. which was purchased for $2.3 billion by Reckitt Benckiser in 2008. Mr. Dyett helped launch ZS Pharma, Inc., a specialty pharmaceutical company. ZS Pharma, Inc. completed a successful initial public offering in June 2014 and was subsequently purchased by AstraZeneca for $2.7 billion. Mr. Dyett serves on the investment committee of Salem Partners Wealth Management. Mr. Dyett was also a banker with Gerard Klauer Mattison & Co., Inc. and Needham and Co., Inc. Mr. Dyett previously served on the board of directors of Sierra Total Return Fund from 2016 to 2020. Mr. Dyett also serves on the board of directors of Sebacia, Medley Management and OncoNano Medicine. Mr. Dyett also serves on the Board of Trustees of Middlesex School in Concord, Massachusetts. Mr. Dyett is a graduate of Harvard College with BA in Government and Economics. We believe that Mr. Adams is qualified to serve on our board of directors due to his experience as a biopharmaceutical and medical device private and public company investor.
Charles Larsen has served as a member of our board of directors since October 14, 2015. Mr. Larsen has over 35 years of operating and technical experience in the medical device industry. He co-founded Novoste Corporation in 1992 and The Innovation Factory in 1999 and through his role at The Innovation Factory, he co-founded additional companies including medical device companies such as Acufocus, Inc., AqueSys Inc., Halscion, Inc., Neuronetics, Inc. and Sebacia, Inc. He holds over 30 issued U.S. and international patents on medical devices. Before joining Novoste, Mr. Larsen held positions with Novoste Puerto Rico, Cordis Corporation, Key Pharmaceuticals and Parke-Davis/Warner Lambert in executive, senior engineering and project management roles. Mr. Larsen also serves on the Board of Directors of Acufocus, CardioFocus, Intuity Medical Inc., and Torax Medical, Inc, each specialty medical or medical device companies. Mr. Larsen is a graduate of the New Jersey Institute of Technology with a B.S. in Mechanical Engineering. We believe that Mr. Larsen is qualified to serve on our board due to his expertise in medical device companies and technology.
Edward Uzialko, Jr. has served as a member of our board of directors since August 2005. Mr. Uzialko was the founder and Chief Executive Officer of Lynk Systems, Inc. from 1991 until it was acquired by Royal Bank of Scotland in 2004. Lynk provided electronic payment, cash dispensing and e-commerce services. Lynk was a full service Value Added Reseller offering ongoing support for hardware, software, and project development for Hewlett Packard, Motorola, Microsoft and various other technological products. Mr. Uzialko has also served as the owner and Chief Executive Officer of Mainstream Merchant Services, a credit card processing firm, since 2007. Mr. Uzialko attended the Florida Institute of Technology from 1969 to 1973. We believe that Mr. Uzialko is qualified to serve on our board due to his experience in the fields of finance and technology.
William Witte has served as a member of our board of directors since January 2017. Mr. Witte is President of Salem Partners Wealth Management, LLC and has over 28 years of experience in the financial and capital markets. Prior to joining the firm, Mr. Witte was the Chief Investment Officer for Caruso Affiliated from 1996 to 2011, where he was in charge of all capital decisions for the company, including strategic and tactical asset allocation, budgeting, forecasting, tax planning, and manager due diligence, as well as development of their multi-billion dollar real estate portfolio. Mr. Witte has worked in investment banking, corporate banking, private banking, and investment management for UBS, Bankers Trust Company, and Shearson Lehman Brothers from 1986 to 1996. Mr. Witte serves on the Board of Directors for Front Porch Communities and Services. Mr. Witte is a graduate of Stanford University with a BS in Petroleum Engineering. We believe that Mr. Witte is qualified to serve on our board due to his experience in finance, capital markets and business.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition and Election of Directors
Our board of directors is currently composed of seven members. Our certificate of incorporation, as currently in effect, provides for one director to be elected by the holders of our common stock, or the Common Director, one director to be elected by the holders of our Series A convertible preferred stock, or the Series A Director, one director to be elected by the holders of our Series B convertible preferred stock, or the Series B Director, two directors to be elected by the holders of our Series C convertible preferred stock, or the Series C Directors, and two independent directors. Pursuant to our third amended and restated investor rights agreement, or the Investor Rights Agreement, by and among us and certain holders of our convertible preferred stock, each party thereto agreed to vote all shares of common stock or the applicable class of convertible preferred stock, as the case may be, beneficially owned or controlled by such party, to cause the nomination and election of our then-serving chief executive officer as the Common Director, a designee of Series A investors as the Series A Director, a designee of Series B investors as the Series B Director, two designees of Series C investors as the Series C Directors. Each party to the Investor Rights Agreement also agreed to vote all shares of common stock and convertible preferred stock beneficially owned or controlled by such stockholder to cause the nomination and election of two individuals designated by a majority of the Common Director, the Series A Director, the Series B Director, and the Series C Directors who are not our employees or officers, which we refer to as the Independent or Industry Directors. In accordance with the Investor Rights Agreement and our current certificate of incorporation, Ms. Lee-Sepsick was elected as the Common Director, Mr. Uzialko was elected as the Series A Director, Mr. Adams was elected as the Series B Director, Messrs. Dyett and Witte were elected as the Series C Directors, and Mr. Larsen and Mr. Aslan, one of our former directors, were elected as the Independent Directors.
The provisions of our current certificate of incorporation and the Investor Rights Agreement described above will no longer be in effect upon the closing of this offering and there will be no other contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.
Classified Board of Directors
In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:
The Class I directors will be   ,   , and   and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be   ,  , and   and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be   ,  , and   and their terms will expire at our third annual meeting of stockholders following this offering.
Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions—Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.
Director Independence
We intend to apply to list our common stock on the Nasdaq Capital Market. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors within one year following the listing date of the company's securities. Under the rules of Nasdaq, a director will only qualify as an "independent director" if that company's board of directors affirmatively determines that such person does not have a relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
In connection with this offering, our board of directors has undertaken a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of Mr. Adams, Mr. Dyett, Mr. Larsen, Mr. Uzialko, or Mr. Witte, representing five of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is“independent” as that term is defined under the rules of Nasdaq. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock and/or convertible preferred stock by certain non-employee directors and the relationships of certain non-employee directors with certain of our significant stockholders. Ms. Lee-Sepsick, as our President and Chief Executive officer is not “independent” under the rules of Nasdaq.
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that has been approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available on our corporate website at www.Femasys.com upon the closing of this offering. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider such information to be part of this prospectus.
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our risk management program, (iv) the performance of our independent auditor and (v) the design and implementation of our internal audit function and internal controls. Our audit committee will be responsible for, among other things:
•
appointing, compensating, retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•	discussing with our independent auditor any audit problems or difficulties and management's response;

•
pre-approving all audit and non-audit services provided to us by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the committee or exempt from such requirement under SEC rules);

•	reviewing and discussing our annual and quarterly financial statements with management and our independent auditor;
•	discussing and overseeing our policies with respect to risk assessment and risk management; and
•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of   ,  , and  ,with   serving as chair. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has affirmatively determined that  ,   and  meet the definition of “independent director” under Rule 10A-3 of the Exchange Act and the Nasdaq rules for purposes of serving on the audit committee. In addition, our board of directors has determined that    , and    will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K and have the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•	reviewing and making recommendations to our board of directors regarding director compensation;
•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and
•	appointing and overseeing any compensation consultants.
Effective upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of  ,  and  , with  serving as chair. Our board of directors has determined that  ,  and  , meet the definition of “independent director” under the applicable Nasdaq rules for purposes of serving on the compensation committee, are “outside directors” as defined in Rule 162(m) of the Internal Revenue Code and “non-employee directors” as defined in Section 16b-3 of the Exchange Act.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;
•	overseeing the annual self-evaluations of our board of directors and management; and
•	developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Effective upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of  ,  and  ,with  serving as chair. Our board has determined that  ,  and  ,meet the definition of “independent director” under applicable Nasdaq rules for purposes of serving on the nominating and corporate governance committee.
Board Leadership Structure and the Role of the Board in Risk Oversight
Our board of directors has determined that its current structure, with combined chairman and chief executive officer roles, is in the best interests of the Company and its shareholders at this time. A number of factors support the leadership structure chosen by the board of directors, including, among others:
•	Ms. Lee-Sepsick is intimately involved our day-to-day operations and is best positioned to elevate the most critical business issues for consideration by the board of directors.
•
The board of directors believes that having Ms. Lee-Sepsick serve in both capacities allows her to more effectively execute our strategic initiatives and business plans and confront its challenges. A combined chairman and chief executive officer structure provides us with decisive and effective leadership with clearer accountability to our shareholders.

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors' leadership structure.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Following this offering, a current copy of the code will be posted on the investor section of our website.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past three years has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In 2020, our “named executive officers” and their positions were as follows:
•	Kathy Lee-Sepsick, President and Chief Executive Officer;
•	Daniel Currie, Senior Vice President of Operations; and
•	Lexy Kelley, MD, Vice President, Clinical & Medical Affairs.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	All other compensation ($)	Total ($)
Kathy Lee-Sepsick President and Chief Executive Officer	2020	280,000	—	26,536(2)	306,536
Daniel Currie Senior Vice President of Operations	2020	199,500	—	26,133(2)	225,633
Lexy Kelley, MD Vice President, Clinical & Medical Affairs	2020	187,500	—	938 (3)	188,438
(1)	Represents salaries paid during the year and does not include salaries accrued in connection with retention plan in place effective November 1, 2019.
(2)	Consists of paid family health benefits of $25,135 and our partial 401(k) matching contribution.
(3)	Consists of our partial 401(k) matching contribution.
Narrative to Summary Compensation Table
2020 Salaries
Our named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Ms. Lee-Sepsick and Mr. Currie’s initial base salaries were provided in their respective employment agreements. Dr. Kelley does not have an employment agreement or an employment letter with us. For 2020, the base salaries for Ms. Lee-Sepsick, Mr. Currie and Dr. Kelley were equal to $400,000, $285,000 and $250,000, respectively, but pursuant to a retention plan beginning in November 1, 2019 designed to preserve cash, each executive’s salary payout has been reduced between 25% and 30% and all reduction amounts are currently accruing in full.
Equity Compensation
We maintain two equity incentive plans, the 2004 Stock Incentive Plan, as amended, or 2004 Plan, and the 2015 Plan, which have provided our employees (including the named executive officers), non-employee directors, consultants and independent contractors the opportunity to participate in the equity appreciation of our business through the receipt of stock options to purchase shares of our common stock. We believe that such stock options function as a compelling retention tool. New grants ceased being made under the 2004 Plan upon the adoption of the 2015 Plan; however, outstanding stock options under the 2004 Plan may continue to be exercised in accordance with their terms. We adopted the 2015 Plan in April 2015, which contains substantially similar terms and conditions as the 2004 Plan. The 2015 Plan initially had 10,590,134 shares of our common stock reserved for issuance under the 2015 Plan . We did not grant any equity compensation to any of our named executive officers in 2020.
Non-performance based stock options generally all have the same vesting schedule, which provides for 25% to vest on each anniversary of the grant date, subject to the recipient's continuous employment through the relevant vesting dates; provided that the stock option award will fully accelerate in vesting in the event of a termination of the named executive officer’s employment by us without “Cause” (as defined in the named executive officer's employment agreement) within one year following a “Change in Control”. A “Change of Control” does not include a public offering and so, for purposes of the stock options, will not occur in connection with this offering.
“Change in Control” is defined in the 2004 Plan and 2015 Plan as (i) any transaction or series of transactions pursuant to which the company sells, transfers, leases, exchanges or disposes of substantially all (i.e., at least eighty-five percent (85%) of its assets for cash or property, or for a combination of cash and property, or for other consideration; or (ii) any transaction pursuant to which persons who are not current shareholders of the company acquire by purchase, merger, consolidation, reorganization, division or other business combination or transaction an interest in the company so that after such transaction, the shareholders of the company immediately prior to such transaction no longer have a controlling (i.e., 50% or more) voting interest in the company. In connection with this offering, we have adopted, and our shareholders have approved, the 2021 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of us and certain of our affiliates and to enable us and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.
Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•	medical, dental and vision benefits;
•	medical and dependent care flexible spending accounts;
•	short-term and long-term disability insurance; and
•	life insurance.
We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
Employment Agreements
Kathy Lee-Sepsick
We entered into an employment agreement with Ms. Lee-Sepsick, dated March 17, 2004 and amended August 31, 2005, or the Lee-Sepsick Employment Agreement, providing for her position as President and Chief Executive Officer and an initial annual base salary of no less than $130,000 and is currently $400,000. The

Lee-Sepsick Employment Agreement provides for an indefinite term and terminable for just cause by us and at will by Ms. Lee-Sepsick, provided Ms. Lee-Sepsick is required to provide thirty days’ advance written notice to us in the event she voluntarily terminates the Lee-Sepsick Employment Agreement.
The Lee-Sepsick Employment Agreement provides for Ms. Lee-Sepsick's eligibility to receive discretionary, performance-based annual bonuses, as well as the promise to grant options to purchase 1,250,000 shares of our common stock under the 2004 Plan. Pursuant to the Lee-Sepsick Employment Agreement, upon termination of employment (i) by us without Just Cause, (ii) by Ms. Lee-Sepsick for Good Reason or (iii) by us on a determination of Just Cause that is overturned in arbitration, Ms. Lee-Sepsick will be entitled to receive her then current annual base salary for 12 months, with such amount payable in monthly installments, subsidized COBRA premiums for 12 months, outplacement counseling services up to $10,000 and 12 months’ acceleration of unvested stock options or restricted stock.
“Just Cause” is defined in the Lee-Sepsick Employment Agreement as (i) Ms. Lee-Sepsick's willful and material breach under the Lee-Sepsick Employment Agreement and her continued failure to cure such breach to the reasonable satisfaction of our board of directors within thirty days following written notice thereof to her from our board of directors; (ii) conviction of, or entry to a plea of guilty or nolo contendre to, a felony involving moral turpitude; (iii) willful commission of an act of fraud including, without limitation, embezzlement, that results in material damage or harm to our business, financial condition, or assets; or (iv) intentional damage or destruction of our property.
“Good Reason” is defined in the Lee-Sepsick Employment Agreement as (i) our failure to pay Ms. Lee-Sepsick’s base salary or bonus compensation that has become due and payable to Ms. Lee-Sepsick within thirty days after she has provided notice of demand for such payment; (ii) moving Ms. Lee-Sepsick’s place of employment, without her consent, more than 25 miles from the place of her employment prior to such move; (iii) our material breach of the Lee-Sepsick Employment Agreement, or (iv) any purported termination of Ms. Lee-Sepsick’s employment which is not effected in accordance with the Lee-Sepsick Employment Agreement.
The Lee-Sepsick Employment Agreement contains non-competition and employee non-solicitation covenants that apply through one year following termination of employment.
Daniel Currie
We entered into an employment agreement with Mr. Currie, dated March 17, 2004 and amended August 31, 2005, or the Currie Employment Agreement, providing for his position as Senior Vice President, Quality Assurance & Regulatory Compliance and an initial annual base salary of $60,000 Mr. Currie’s salary under the Currie Employment Agreement is currently $285,000. The Currie Employment Agreement provides a promise to grant options to purchase 250,000 shares of our common stock under the 2004 Stock Incentive Plan. The Currie Employment Agreement provides for an indefinite term and is terminable by us or Mr. Currie upon a finding of Cause or Good Reason.
Pursuant to the Currie Employment Agreement, upon termination of employment by us without Cause or by Mr. Currie for Good Reason, Mr. Currie will be entitled to receive 50% of his then current annual base, with such amount payable in a lump sum, as well as six months’ acceleration of vesting of unvested stock options or restricted stock. During any period in which Mr. Currie fails to perform his full-time duties with us as a result of a disability, he will continue to receive his then current base salary plus all other amounts or benefits to which he is entitled, minus any disability benefits received by him under any of our insurance or disability plans. Also under the Currie Employment Agreement, if Mr. Currie’s employment is (i) terminated by reason of his death, (ii) wrongfully terminated by us absent Cause or (iii) terminated by him for Good Reason, Mr. Currie will be entitled to any unpaid base salary through the date of termination at his then current rate, plus a pro rata portion of his bonus.
“Cause” is defined in the Currie Employment Agreement as (i) Mr. Currie's material breach of his obligations under the Currie Employment Agreement and his failure to cure such breach within thirty days of the date on which Mr. Currie receives written notice of such breach from us; (ii) intentional or reckless misrepresentation of a material fact to our board of directors, a breach of a fiduciary duty to us, or misappropriation or fraud against us (iii) intentional destruction or theft of our property or falsification of our documents; or (iv) gross negligence in the performance of his duties.

“Good Reason” is defined in the Currie Employment Agreement as (i) a material breach by us of the Currie Employment Agreement and the failure by us to cure such breach within thirty days of the date on which Mr. Currie provides us notice thereof; (ii) moving Mr. Currie’s place of employment, without his consent, to a location that would result in a round trip commute that is at least sixty miles further than the round trip to his place of employment prior to such move; (iii) our removal of Mr. Currie as Vice President, Quality Assurance & Regulatory Compliance of the company, or (iv) the assignment to Mr. Currie of any duties inconsistent with his executive position, authority, duties or responsibilities as contemplated under the Currie Employment Agreement.
The Currie Employment Agreement contains a non-competition covenant that applies through two years following termination of employment and an employee non-solicitation covenant that applies through one year following termination of employment.
Amendment and Restatement
Effective as of    , we entered into amended and restated employment agreements with Ms. Lee-Sepsick and Mr. Currie, which modified existing severance provisions (as described below) under those named executive officer’s existing employment agreement, but were otherwise substantially similar in all other respects. We do not intend to enter into an employment agreement with Dr. Kelley.
Ms. Lee-Sepsick’s amended and restated employment agreement provides for severance equal to (i) in the event of a severance-eligible termination of employment that occurs on or within the twelve-month period following a Change of Control, (A) the sum of (x) eighteen months of her then current base salary and (y) annual target bonus, payable in substantially equal installments for eighteen months following her termination of employment (B) subsidized COBRA premiums for eighteen months following his termination of employment and (C) acceleration in full of the vesting of his outstanding equity awards, and (ii) in the event of a severance-eligible termination of employment that does not occur on or within the twelve-month period following a Change of Control, (A) the sum of (x) twelve months of her then current base salary and (y) a prorated portion of her annual bonus, payable in substantially equal installments for twelve months following his termination of employment, and (B) subsidized COBRA premiums for twelve months following her termination of employment.
The amended and restated employment agreement for Mr. Currie provides for severance equal to (i) in the event of a severance-eligible termination of employment that occurs on or within the twelve-month period following a Change of Control, (A) the sum of (x) twelve months of his then current base salary and (y) annual target bonus or commission amount, payable in substantially equal installments for twelve months following his termination of employment, (B) subsidized COBRA premiums for twelve months following his termination of employment and (C) acceleration in full of the vesting of any outstanding equity awards that are granted by us on or following    , and (ii) in the event of a severance-eligible termination of employment that does not occur on or within the twelve-month period following a Change of Control, (A) the sum of (x) nine months of his then current base salary and (y) a prorated portion of his annual target bonus or commission amount, payable in substantially equal installments for nine months following his/ her termination of employment, and (B) subsidized COBRA premiums for nine months following his termination of employment.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Kathy Lee-Sepsick	03/18/2016	—(1)	500,000	—	1,000,000	0.19	3/18/2026
	06/30/2017	6/1/2017(2)	1,125,000	375,000(3)	—	0.36	6/30/2027
	12/13/2019	11/1/2019(2)	12,500	37,500(3)	—	0.68	12/13/2029
Daniel Currie	03/18/2016	9/11/2015(2)	50,000	—	—	0.19	3/18/2026
	06/30/2017	6/01/2017(2)	187,500	62,500(3)	—	0.36	6/30/2027
	12/13/2019	11/1/2019(2)	12,500	37,500(3)	—	0.68	12/13/2029

Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Lexy Kelley	03/28/2019	3/7/2019(2)	100,000	300,000	—	0.55	3/28/2029
	12/13/2019	11/1/2019(2)	10,000	30,000	—	0.68	12/13/2029
(1)	The stock option award provides for 500,000 awards to vest on the approval of an IDE application and 1,000,000 awards to vest on the PMA approval for FemBloc.
(2)
The stock option award provides for 25% of the award to vest on each anniversary of the vesting commencement date (such that the award would fully vest on the fourth anniversary of the vesting commencement date), subject to the recipient's continuous employment with us through the relevant vesting dates.

(3)
Provides that a stock option award will fully accelerate in vesting in the event of a termination of the recipient's employment by us without “Just Cause” (as defined in the named executive officer's employment agreement) within one year following a “Change in Control”. For additional details, please refer to the section titled “Narrative to Summary Compensation Table—Equity Compensation” above.

Pursuant to provisions in the 2004 Plan and 2015 Plan, the exercise price and number of shares subject to these options were adjusted in connection with the 1-for-    reverse stock split of our common stock effected on   . Accordingly, the share totals and exercise prices shown in the table above (and in the corresponding footnotes) reflect our named executive officers' post reverse stock split holdings.
Compensation Risk Assessment
We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.
Equity Incentive Plans
2004 Stock Incentive Plan and 2015 Stock-Based Incentive Compensation Plan
We maintain the 2015 Plan (as described above) and the 2004 Plan (as described above), provided that new grants ceased being made under the 2004 Plan upon the adoption of the 2015 Plan. Upon the approval by our stockholders of the 2021 Plan (as described below), no further awards will be granted under the 2015 Plan.
2021 Incentive Award Plan
In connection with this offering, we have adopted, and our shareholders have approved, the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible employees, consultants and directors in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.
Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2021 Plan. The 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available. The aggregate number of shares of our common stock that will be available for issuance under awards granted pursuant to the 2021 Plan, which shares may be authorized but unissued shares, or shares purchased in the open market, will be equal to the sum of (i)   shares and (ii) an

annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (A)   shares, (B)   % of the shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares as determined by our board of directors. If an award under the 2021 Plan is forfeited, expires, is converted to shares of another entity in connection with a spin-off or other similar event or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration, conversion or cash settlement, be used again for new grants under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The sum of the grant date fair value of equity-based awards and the amount of any cash compensation granted to a non-employee director during (i) the first calendar year of such non-employee director's service will not exceed $1,000,000 and (ii) each subsequent calendar year of such non-employee director's service will not exceed $500,000.
Awards. The 2021 Plan will provide for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARS, restricted stock, restricted stock units, or RSUs, other stock or cash based awards and dividend equivalents. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2021 Plan. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
•
Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•
SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•
Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•
Other Stock or Cash Based Awards. Other stock or cash awards are cash payments, cash bonus awards, stock payments, stock bonus awards or incentive awards paid in cash, shares of our common stock or a combination of both, and may include deferred stock, deferred stock units, retainers, committee fees and meeting based fees.

•
Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2021 Plan unless and until such awards have vested.

Section 162(m) of the Code imposes a $1.0 million cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees.”
Certain Transactions. The plan administrator will have broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator may make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination. Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the date on which our board of directors adopted the 2021 Plan.
2021 Employee Stock Purchase Plan
In connection with this offering, we have adopted, and our shareholders have approved, the ESPP. Our executive officers and all of our other employees will be allowed to participate in our ESPP, subject to the eligibility requirements described below. The material terms of the ESPP are summarized below.
The aggregate number of shares of our common stock that will be reserved for issuance under our ESPP will be equal to the sum of (i)   shares and (ii) an annual increase on the first day of each year beginning in 2022 and ending in 2031, equal to the lesser of (A)   shares, (B) 1% of the shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares as determined by our board of directors. Our board of directors or its committee will have full and exclusive authority to interpret the terms of the ESPP and determine eligibility. Our compensation committee will be the initial administrator of the ESPP.
Our employees and the employees of our subsidiaries will be eligible to participate in the ESPP if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common stock.
Our ESPP will be intended to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by our compensation committee and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates will be determined by the compensation committee for each offering period, but will generally be the last day in each offering period. Offering periods under the ESPP will commence when determined by our compensation committee. The compensation committee may, in its discretion, modify the terms of future offering periods.
Our ESPP will permit participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant's gross base compensation for services to the company, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. A participant will be permitted to purchase a maximum of 100,000 shares of common stock during each offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will be automatically granted an option to purchase shares of our common stock. The option will expire at the end of the offering period or upon termination of employment, whichever is earlier, but is exercised at the end of each purchase period to the extent of the payroll deductions accumulated during such purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation will end automatically upon termination of employment with us.
A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
In the event of certain significant transactions or a “Change in Control” (as defined in the ESPP), the compensation committee may provide for (i) either the replacement or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants' accumulated payroll deductions to purchase stock on a new purchase date prior to the next purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights.
The compensation committee may amend, suspend or terminate the ESPP. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which changes the aggregate number or type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.
Federal Income Taxes. The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, will be intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or their estate) will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 85% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there will be no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.
Director Compensation
None of our directors received compensation as a director for the year ended December 31, 2020. As of December 31, 2020, Mr. Larsen held 125,000 options, all of which are vested, and Mr. Witte held 30,000 options, of which 22,500 were vested and the remainder vest on June 1, 2021.
Offering Grants to Non-Employee Directors under the 2021 Plan
In connection with this offering, on the effective date of the registration statement of which this prospectus forms a part, we intend to grant to each of our non-employee directors an award of a stock option under the 2021 Plan, at an exercise price equal to the initial public offering price of our common stock, such that each award of a stock option will have an aggregate fair value as of the date of grant equal to $    (as determined in accordance with FASB ASC Topic 718 and subject to adjustment as provided in the 2021 Plan). Each such stock option will vest in full on the earlier to occur of a Change in Control and the first anniversary of the date of grant, subject to the non-employee director's continued service through the applicable vesting date, and will expire upon the tenth anniversary of the date of grant.

Non-Employee Director Compensation Policy
In connection with this offering, we adopted, and our shareholders have approved, a compensation policy for our non-employee directors that consists of annual retainer fees and long-term equity awards.
Under the policy, each director who is not an employee will be paid cash compensation from and after the completion of this offering, as set forth below:
Annual Retainer
Board of Directors:
Members	$
Additional retainer for non-executive chair	$
Audit Committee:
Members (other than chair)	$
Retainer for chair	$
Compensation Committee:
Members (other than chair)	$
Retainer for chair	$
Nominating and Corporate Governance Committee:
Members (other than chair)	$
Retainer for chair	$
The board of directors may, in its discretion, permit a non-employee director to elect to receive any portion of the annual cash retainer in the form of fully vested and unrestricted shares of common stock in lieu of cash.
Also, pursuant to this policy, on the date of any annual meeting of our stockholders, we intend to grant each eligible non-employee director an award of an option to purchase a number of shares of our common stock (at a per-share exercise price equal to the closing price per share of the common stock on the date of such annual meeting (or on the last preceding trading day)) that has a grant date fair value of $xx. The terms of each such award will be set forth in a written award agreement between each non-employee director and us, which will generally provide for vesting after one year of continued service as a director. Each such award will vest in full immediately prior to the occurrence of a Change in Control (as defined in the 2021 Plan).
Also, pursuant to this policy, we intend to grant any eligible non-employee director who is elected or appointed mid-year an award of an option to purchase a number of shares of our common stock (at a per-share exercise price equal to the closing price per share of the common stock on the date of such director's election or appointment (or on the last preceding trading day)) that has a grant date fair value of $    . The terms of each such award will be set forth in a written award agreement between the non-employee director and us, which will generally provide for vesting in three equal installments following the date of grant (such that such award will vest in full on the third anniversary of the date of grant subject to continued service). Each such award will vest in full immediately prior to the occurrence of a Change in Control.
The grant date fair value of all equity awards and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $    ; provided, however, that such amount shall be $   for the calendar year in which the applicable non-employee director is initially elected or appointed to the board of directors.
All cash and equity awards granted under the non-employee director compensation policy will be granted under, and subject to the limits of, the 2021 Plan.
We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2018, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.
Investor Rights Agreement
We are party to a third amended and restated investor rights agreement, or the Investor Rights Agreement, with each holder of our convertible preferred stock, which includes certain holders of more than 5% of our capital stock and certain of our directors (or, in some cases, entities affiliated therewith). The Investor Rights Agreement imposes certain affirmative obligations on us, and also grants certain rights to the holders, including certain registration rights with respect to the registrable securities held by them. See “Description of Capital Stock—Registration Rights” for additional information.
The Investor Rights Agreement also provides that each of the holders of common stock, the holders of Series A Preferred Stock, Series B Preferred Stock has the right to designate one member to be elected to our board of directors, the holders of Series C Preferred Stock has the right to designate two members to be elected to our board of directors, and the remaining two directors will be designated by the majority of the remaining board members See “Management—Board Composition and Election of Directors.” The Investor Rights Agreement will terminate by its terms in connection with the closing of this offering and none of our stockholders will have any continuing rights regarding the election or designation of members of our board of directors following this offering.
Right of First Refusal and Co-Sale Agreement
We are party to a third amended and restated right of first refusal and co-sale agreement with each holder of our convertible preferred stock, which includes each holder of more than 5% of our capital stock and certain of our directors (or, in some cases, entities affiliated therewith), pursuant to which we have a right of first refusal in respect of certain sales of securities by the holders of at least 1% of our common stock. To the extent we do not exercise such right in full, the holders of convertible preferred stock are granted certain rights of first refusal and co-sale in respect of such sale. The right of first refusal and co-sale agreement will terminate in connection with the closing of this offering.
Employment Agreements
We have entered into employment agreements with each of our executive officers. See “Executive and Director Compensation—Narrative to Summary Compensation Table—Employment Agreements” for a further discussion of these arrangements.
Director and Officer Indemnification and Insurance
We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors' and officers' liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”
Stock Option Grants to Executive Officers and Directors
We have granted options to our executive officers and our directors as more fully described in the section entitled “Executive and Director Compensation.”
Participation in This Offering
Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $  million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering.
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock, as of February 1, 2021, and as adjusted to reflect our sale of common stock in this offering, by:
•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a "beneficial" owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.
Percentage ownership of our common stock before this offering is based on 82,002,697 shares of our common stock outstanding as of February 1, 2021, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. Percentage ownership of our common stock after this offering is based on    shares of our common stock outstanding as of February 1, 2021, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as described above and our issuance of    shares of our common stock in this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of February 1, 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted otherwise, the address of all listed stockholders is 3950 Johns Creek Court, Suite 100, Suwanee, Georgia 30024.
Certain of our existing stockholders, including certain of our directors and entities affiliated with certain of our directors, have indicated an interest in purchasing an aggregate of up to approximately $     million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these existing stockholders or their affiliated entities. If any shares are purchased by these stockholders, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering would increase from that set forth in the table below.
	Shares of common stock beneficially owned		Percentage of common stock beneficially owned
	Before this offering	After this offering	Before this offering	After this offering
Name of beneficial owner
5% stockholders:
Entities affiliated with John Dyett(1)	29,551,513		36.04%
CFIC-2015 NV Kim Woo Investments II, LLC(2)	4,764,173		5.81%
SPK Femasys LLC(3)	4,144,831		5.05%

	Shares of common stock beneficially owned		Percentage of common stock beneficially owned
	Before this offering	After this offering	Before this offering	After this offering
Named executive officers and directors:
Kathy Lee-Sepsick(4)	4,787,500		5.72%
Daniel Currie(5)	1,056,675		1.28%
Lexy Kelley(6)	210,000		*
John Adams, Jr.	1,870,895		2.28%
John Dyett(1)	29,551,513		36.04%
Charles Larsen(7)	220,283		*
Edward Uzialko, Jr.(8)	10,270,926		12.49%
William Witte(9)	22,500		*
All executive officers and directors as a group (8 individuals)	47,990,292		58.82%
*	Less than 1%.
(1)
Consists of 573,373 shares of common stock held by The Dyett Family Trust, of which John Dyett is the Trustee and 28,978,140 shares of common stock held by Salem Femasys Investors LLC. Mr. Dyett is the sole manager of Salem Femasys Investors LLC. Salem Femasys Investors LLC is a limited liability company consisting of 95 members, as of December 31, 2020. Mr. Dyett, acting as manager for Femasys Investors LLC, has sole voting power over the shares held by Salem Femasys Investors LLC, subject to the vote of members holding more than 50% of the outstanding interests in Salem Femasys Investors LLC, and shares dispositive power over such shares, which powers may be exercised by members holding more than 50% of the outstanding interests in Salem Femasys Investors LLC, with each of the other members. Mr. Dyett disclaims beneficial ownership over the shares held by Salem Femasys Investors LLC, except to the extent of his pecuniary interest therein. The address of Salem Femasys Investors LLC is 11111 Santa Monica Blvd., Suite 2250, Los Angeles, CA 90025. Excludes 1,771,330 shares available for exercise in connection with warrants held by Salem Capital Partners. LLC, which John Dyett is co-founder and managing director.

(2)	The address of CFIC-2015 NV Kim Woo Investments II, LLC is . The natural persons with voting and dispositive power over the shares are .
(3)	The address of SPK Femasys LLC is . The natural persons with voting and dispositive power over the shares are .
(4)
Consists of 2,500,000 shares owned, 650,000 shares held by the Lee-Sepsick Family Trust, and 1,637,500 shares issuable upon exercise of outstanding stock options exercisable within 60 days of February 1, 2021, all of which are vested as of such date. Ms. Lee-Sepsick is the Trustee of the Lee-Sepsick Family Trust.

(5)
Consists of 600,000 shares owned, 200,000 shares held by the Currie Family Trust, 6,675 shares held by his spouse, and 250,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of February 1, 2021, all of which are vested as of such date. Mr. Currie is the Trustee is of the Currie Family Trust.

(6)	Consists of 210,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of February 1, 2021 of which 110,000 shares are vested as of such date.
(7)	Consists of 95,283 shares owned, and 125,000 shares issuable upon exercise of outstanding stock options that exercisable within 60 days of February 1, 2021, all of which are vested as of such date.
(8)
Consists of 9,785,070 shares owned, 271,570 shares owned by his spouse, and 214,286 shares issuable upon exercise of an outstanding warrant exercisable within 60 days of February 1, 2021, all of which are vested as of such date.

(9)
Consists of 22,500 shares issuable upon exercise of outstanding stock options exercisable within 60 days of February 1, 2021, all of which are vested as of such date. Does not include 62,073 shares held by Salem Femasys Investors LLC on behalf Mr. Witte and his spouse.

DESCRIPTION OF CAPITAL STOCK
Capital Structure
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
Upon the closing of this offering, our authorized capital stock will consist of     shares, all with a par value of $0.001 per share, of which:
•	shares are designated as common stock; and
•	shares are designated as preferred stock.
Common Stock
As of December 31, 2020, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into     shares of our common stock immediately prior to the closing of this offering, we had outstanding     shares of common stock held of record by     stockholders.
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
As of December 31, 2020, there were     shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will convert into     shares of our common stock.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants
As of December 31, 2020, we had warrants to purchase an aggregate of 2,201,116 shares of our common stock with a weighted average exercise price of $   per share. These warrants may be exercised at any time and from time to time, in whole or in part. Unless earlier exercised, warrants to purchase 100,000 shares of our common stock will expire on May 31, 2022, warrants to purchase 171,429 shares of our common stock will expire on March 31, 2024, warrants to purchase 93,000 shares of our common stock will expire on March 31, 2024, warrants to purchase 22,500 shares of our common stock will expire on March 31, 2024, warrants to purchase 42,857 shares of our common stock will expire on April 8, 2024, warrants to purchase 496,586 shares of our common stock will expire on April 16, 2025, warrants to purchase 1,160,404 shares of our common stock will expire on December 14, 2026 and warrants to purchase 114,340 shares of our common stock will expire on January 6, 2027.
Options
As of December 31, 2020, options to purchase     shares of our common stock were outstanding under our 2015 Plan, of which     options were vested of that date.
Registration Rights
The Investor Rights Agreement grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock, (2) any shares of our common stock or any shares of common stock issued or issuable upon conversion or exercise of any other of our securities acquired by the investors parties to the Investor Rights Agreement after January 6, 2017, and (3) any shares of our common stock issued as a dividend or other distribution with respect to the shares described in clause (1). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investor Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Investor Rights Agreement also includes customary indemnification and procedural terms.
Holders of     shares of our common stock (including shares issuable upon the conversion of our convertible preferred stock) are entitled to such registration rights pursuant the Investor Rights Agreement. These registration rights will expire on the earlier of (1) the date that is six years after the closing of this offering, (2) upon a liquidation event or (3) with respect to each stockholder following the closing of this offering, at such time as such stockholder can sell all of its registrable securities pursuant to Rule 144 of the Securities Act during any three month period.
Demand Registration Rights
At any time beginning six months after the closing of this offering, the holders of a majority of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement on Form S-1 to register at least 25% of their registrable securities, or a lesser percentage, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $10 million. Once we are eligible to use a registration statement on Form S-3, the holders of at least 25% of the registrable securities may, on not more than two occasions in any 12-month period, request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $5 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act solely for cash, either for our own account or for the account of other security holders, the stockholders party to the Investor Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Anti-Takeover Provisions
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.
Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.
Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.
Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.
The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Limitations on Liability and Indemnification Matters
Our amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the DGCL. Prior to the consummation of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, we agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and we have purchased a policy of directors' and officers' liability insurance that insures our directors and executive officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We intend to apply to list our common stock on Nasdaq under the symbol “FEMY.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Investor Communication Solutions, Inc.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Common Stock and this Offering—A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.” Furthermore, even if we are approved to list our common stock on Nasdaq, we cannot assure you that there will be an active public trading market for our common stock.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into     shares of our common stock immediately prior to the closing of this offering, we will have an aggregate of shares of our common stock outstanding (or     shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the     shares sold in this offering (or     shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining     shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, we estimate that approximately     shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.
Lock-Up Agreements
We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock, who will collectively own     shares of our common stock upon the closing of this offering (based on our shares outstanding as of December 31, 2020 and after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering), have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of     and    .
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker's transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately     shares (or     shares if the underwriters exercise their option to purchase additional shares in full) of our common stock immediately after this offering; or

•	the average weekly trading volume in shares of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The Securities and Exchange Commission has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options and shares of our common stock issued or issuable under our incentive plans. We expect to file the registration statement covering shares offered pursuant to our incentive plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of     shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our convertible preferred stock immediately prior to the closing of this offering) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussions of backup withholding and FATCA withholding taxes below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed regulations issued by the Treasury Department, which state that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We have entered into an underwriting agreement dated     , 2021, with Chardan Capital Markets, LLC, or underwriting agreement, acting as representative of the underwriters and book-running manager of this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our securities set forth opposite its name below:
Underwriter	Number of Shares
Chardan Capital Markets, LLC
JonesTrading Institutional Services LLC

Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $   million and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $  .
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to    additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities
We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of     and    . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
•	offer, pledge, sell or contract to sell any common stock;
•	sell any option or contract to purchase any common stock;
•	purchase any option or contract to sell any common stock;
•	grant any option, right or warrant for the sale of any common stock;
•	lend or otherwise dispose of or transfer any common stock;
•	request or demand that we file a registration statement or make a confidential submission related to the common stock; or
•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Chardan Capital Markets, LLC in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.
Nasdaq Listing
We intend to apply to list our common stock on the Nasdaq under the symbol “FEMY.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;
•	our financial information;
•	the history of, and the prospects for, our company and the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom, or each, a Relevant State, no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, as amended.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the shares or the Company have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Dechert LLP. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.    .
EXPERTS
The financial statements as of December 31, 2019, and for the year ended December 31, 2019, have been included herein in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 financial statements refers to the adoption of new accounting standards for revenue recognition (ASC 606) and leases (ASC 842) and a change in method of accounting for the presentation of redeemable convertible preferred stock in accordance with Accounting Series Release 268, Presentation in the Financial Statements of Redeemable Preferred Stock. Additionally, the audit report covering the December 31, 2019 financial statements includes an Emphasis of Matters paragraph related to our ability to continue as a going concern.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement or the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. If a contract or other document has been filed as an exhibit to the registration statement, please see the copy of the contract or other document that has been filed. Each statement in this prospectus relating to a contract or other document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.femasys.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

FEMASYS INC.
INDEX TO FINANCIAL STATEMENTS

As of December 31, 2019 and
for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Femasys Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Femasys Inc. (the Company) as of December 31, 2019, and the related statements of comprehensive loss, stockholders' deficit, and cash flows for the year ended December 31, 2019 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matters
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
As discussed in Notes 2(n) and 2(o) to the financial statements, in 2019, the Company adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers and ASC 842, Leases. Our opinion is not modified with respect to this matter.
As discussed in Note 2(b) to the financial statements, the Company elected to change its method of accounting for the presentation of its redeemable convertible preferred stock in accordance with SEC Accounting Series Release No. 268, Presentation in the Financial Statements of Redeemable Preferred Stock in 2019. Our opinion is not modified with respect to this matter.
/s/ KPMG LLP
We have served as the Company's auditor since 2016.
Atlanta, Georgia
February 12, 2021

FEMASYS INC.

Balance Sheet
December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$6,415,274
Short-term investments	998,831
Accounts receivable, net	83,554
Inventory, net	172,497
Other current assets	370,018
Total current assets	8,040,174
Property and equipment, at cost:
Leasehold improvements	1,155,332
Office equipment	64,145
Furniture and fixtures	424,947
Machinery and equipment	2,228,176
Construction in progress	166,210
4,038,810
Less accumulated depreciation	(1,676,849)
Net property and equipment	2,361,961
Long-term assets:
Lease right-of-use assets, net	1,499,990
Intangible assets, net of accumulated amortization	160,592
Other long-term assets	583,500
Total long-term assets	2,244,082
Total assets	$12,646,217
See accompanying notes to financial statements.

FEMASYS INC.

Balance Sheet
December 31 2019
Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$459,700
Credit card payable	21,399
Accrued expenses	337,181
Lease liabilities – current portion	467,697
Total current liabilities	1,285,977
Long-term liabilities:
Clinical holdback	145,768
Lease liabilities – long-term portion	1,243,342
Total long-term liabilities	1,389,110
Total liabilities	2,675,087
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
Preferred stock, Series B, $.001 par, 13,344,349 shares authorized, issued and outstanding	10,748,873
Preferred stock, Series C, $.001 par, 42,491,484 shares authorized, issued and outstanding	44,594,813
Stockholders’ equity:
Common stock, $.001 par, 95,853,558 authorized, 9,515,005 issued and 8,460,005 outstanding	9,515
Treasury stock, 1,055,000 shares	(60,000)
Preferred stock, Series A, $.001 par, 17,310,609 shares authorized, and 17,210,609 shares issued and outstanding	17,211
Warrants	702,492
Additional paid-in-capital	22,245,704
Accumulated other comprehensive loss, net of tax	20
Accumulated deficit	(68,287,498)
Total stockholders’ deficit	(45,372,556)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$12,646,217
See accompanying notes to financial statements.

FEMASYS INC.

Statement of Comprehensive Loss
Year ended December 31, 2019
Sales	$929,064
Cost of sales	223,678
Gross margin	705,386
Operating expenses:
General and administrative	3,298,829
Research and development	6,914,179
Sales and marketing	1,503,784
Depreciation and amortization	625,778
Total operating expenses	12,342,570
Loss from operations	(11,637,184)
Other income (expense):
Interest income, net	287,537
Other income	93,000
Other expense	(2,323)
Interest expense	(9,972)
Total other income	368,242
Loss before income taxes	(11,268,942)
Income tax expense	3,006
Net loss	$(11,271,948)
Comprehensive loss:
Net loss	$(11,271,948)
Change in fair value of available for sale investments	4,783
Total comprehensive loss	$(11,267,165)
Net loss attributable to common stockholders, basic and diluted	$(11,271,948)
Net loss per share attributable to common stockholders, basic and diluted	$(1.33)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,459,588
See accompanying notes to financial statements.

FEMASYS INC.

Statement of Stockholders’ Deficit

Year ended December 31, 2019
	Series B and Series C Redeemable Convertible Preferred stock		Common stock		Treasury stock		Preferred stock		Additional paid-in capital	Warrants	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Total stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	55,835,833	$55,343,686	9,507,505	$9,508	1,055,000	$(60,000)	17,210,609	$17,211	$21,884,244	$702,492	$(4,763)	$(57,015,550)	$(34,466,858)
Issuance of common stock in 2019 for cash upon exercise	—	—	7,500	7	—	—	—	—	2,619	—	—	—	2,626
Share-based compensation expense	—	—	—	—	—	—	—	—	358,841	—	—	—	358,841
Net loss for 2019	—	—	—	—	—	—	—	—	—	—	—	(11,271,948)	(11,271,948)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	4,783	—	4,783
Balance at December 31, 2019	55,835,833	55,343,686	9,515,005	9,515	1,055,000	(60,000)	17,210,609	17,211	22,245,704	702,492	20	(68,287,498)	(45,372,556)
See accompanying notes to financial statements.

FEMASYS INC.

Statement of Cash Flows
Year ended December 31, 2019
Cash flows from operating activities:
Net loss	$(11,271,948)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	501,540
Amortization	124,238
Amortization of discount on investments	(110,497)
Amortization of right-of-use assets	468,846
Accounts receivable reserve	1,000
Share-based compensation expense	358,841
Gain on sale of investment	(570)
Loss on fixed asset disposition	2,893
Changes in operating assets and liabilities:
Accounts receivable	3,264
Inventory	(34,726)
Other assets	(111,106)
Accounts payable	(13,926)
Accrued expenses and other	(469,364)
Lease liabilites	(454,481)
Net cash used in operating activities	(11,005,996)
Cash flows from investing activities:
Purchases of short-term investments	(9,120,995)
Maturities of short-term investments	22,135,000
Purchases of furniture and equipment	(593,358)
Payments for patents and other intangible assets	(103,141)
Net cash provided by investing activities	12,317,506
Cash flows from financing activities:
Proceeds from issuance of common stock	2,626
Repayment of note payable	(113,333)
Payments under lease obligations	(17,075)
Net cash used in financing activities	(127,782)
Net change in cash and cash equivalents	1,183,728
Cash and cash equivalents:
Beginning of year	5,231,546
End of year	$6,415,274
Supplemental cash flow information
Cash paid for:
Interest	$9,972
Income taxes	—
Non-cash investing and financing activities:
Operating lease liabilities arising from right-of-use assets	$2,083,265
See accompanying notes to financial statements.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(1)	Organization, Nature of Business, and Liquidity
Organization and Nature of Business
Femasys Inc. (the Company or Femasys) was incorporated in Delaware on February 19, 2004 and is headquartered in Suwanee, Georgia. The Company is a biomedical company focused on transforming women’s healthcare by developing novel solutions to address areas of significant unmet need. The Company currently operates as one segment and is currently focused on servicing the reproductive health needs for those seeking permanent birth control and those looking for solutions with infertility issues.
Femasys has an expansive intellectual property portfolio which covers both design and utility patents in the U.S. and significant ex-U.S. markets for each product initiative. Femasys has taken concepts internally conceived and protected through development, including domestic and foreign regulatory approvals, and production through in-house manufacturing. FemBloc® (FemBloc), the Company’s solution for permanent birth control, is based on the Company’s non-surgical intrauterine directional delivery platform technology and is presently completing a validation study. FemaSeed™ (FemaSeed) is a solution which enables directed and localized intrauterine insemination to improve on traditional intrauterine insemination (IUI) and is currently awaiting approval from the U.S. Food and Drug Administration (FDA) on its Investigational Device Exemption (IDE) to proceed with a clinical trial. FemVue® Saline-Air Device (FemVue) is a product approved or cleared for sale in the U.S., Europe, Japan, and Canada to evaluate a women’s fallopian tubes as part of the diagnosis of infertility. FemChec® Occlusion Confirmation (FemChec) evaluates the women’s fallopian tubes post a FemBloc procedure and is part of the FemBloc validation study. FemCerv® Endocervical Sampler (FemCerv) is designed to collect a complete, non-contaminated tissue sample for diagnosis of cervical cancer.
Liquidity
For the year ended December 31, 2019, the Company generated a net loss of $11,271,948. The Company expects such losses to increase over the next few years as the Company advances FemBloc and FemaSeed through clinical development until FDA approval/grant is received and the products are available to be marketed.
The Company plans to finance its operations and capital funding needs in the future with additional equity and/or debt financing arrangements, and revenue from the sale of FemVue to support the Company’s research and development activities largely in connection with FemBloc and FemaSeed. There can be no assurance that the Company will be able to obtain additional financing on terms acceptable to the Company, on a timely basis or at all. If the Company is not able to obtain sufficient funds on acceptable terms when needed, the Company’s business, results of operations and financial condition could be materially adversely impacted.
The financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net operating losses in every year since inception and has an accumulated deficit as of December 31, 2019 of $68,287,498 and expects to incur additional losses and negative operating cash flows for at least the next twelve months. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to manage financing and generate sufficient cash flow to meet its obligations and ultimately to attain profitable operations. Although management plans to ensure the Company will continue as a going concern, there is no assurance that viability can be obtained since the availability and amount of such funding is not certain. Accordingly, there is substantial doubt about our ability to continue as a going concern.
The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(2)	Summary of Significant Accounting Policies
(a)	Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expense during the reporting periods. The most significant estimates used in these financial statements include the valuation of common stock, preferred stock, stock options, warrants, and useful lives of property and equipment, and intangible assets. Actual results could differ from those estimates.
(b)	Change in Accounting Policy
The Company made an accounting policy change to reclassify its redeemable convertible preferred stock from stockholders’ equity to temporary equity to comply with Accounting Series Release (ASR) 268 that require preferred securities that are redeemable for cash at the option of the holder to be classified outside of permanent equity. As a result of this reclassification, the Company retrospectively made a cumulative effect adjustment due to this change in accounting policy effective January 1, 2018.
(c)	Certain Risk and Uncertainties
Most of the products developed by the Company, such as its FemBloc and FemaSeed will require approval, de novo classification or clearance from the FDA or corresponding authorization from foreign regulatory agencies prior to commercial sales. The FemVue® Catheter System, FemVue® Saline-Air Device, FemChec® Pressure Management Device, and FemCerv® Endocervical Sampler have achieved FDA clearance. The Company maintains a current CE mark for FemVue® Saline-Air Device and FemCerv® Endocervical Sampler. The FemVue® Saline-Air Device has also received approval to sell in Canada, Europe, Hong Kong, and Japan. There can be no assurance the Company’s other products in development will receive the necessary clearances. If the Company is denied clearance or clearance is delayed, it might have a material adverse impact on the Company.
The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert that its products or the use of its products are covered by United States or foreign patents held by them. If such relevant patents are upheld as valid and enforceable and the Company is found to infringe, the Company could be prevented from selling its products unless it can obtain a license to use technology or ideas covered by such patents or are able to redesign its products to avoid infringement. A license may not be available at all or on commercially reasonable terms, and it may not be able to redesign its products to avoid infringement.
The Company relies on single source suppliers to provide certain components of all its products commercially available and those under development. The Company purchases these components on a purchase order basis. If the Company overestimates its component requirements, it could have excess inventory, which would increase its costs and result in write-downs harming its operating results. If the Company underestimates its requirements, it may not have an adequate supply, which could interrupt the manufacturing of its products.
(d)	Comprehensive Loss
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 220, Comprehensive Income, establishes standards for reporting and displaying comprehensive (loss) income and its components in a full set of general-purpose financial statements. Comprehensive loss includes unrealized gains (losses) on the Company's available-for-sale investments.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(e)	Fair Value of Financial Instruments
Certain of the Company’s financial instruments, including cash, investments, accounts receivable, inventory, accounts payable, accrued expenses, and other liabilities, approximate their fair value because of the short-term maturity of these financial instruments. The fair value of cash equivalents and investments are based on either Level 1 or Level 2 inputs (notes 3 and 4), and the fair value of stock options and warrants is based on Level 3 inputs (note 3).
(f)	Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks.
(g)	Investments
The Company considers investments with original maturities between 90 and 365 days when purchased to be short-term investments and has classified its entire portfolio as available-for-sale. The Company’s investments are carried at fair value based upon the fair value hierarchy (note 3). The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Amortization and accretion are included in interest income, net, and any realized gains and losses are also included in interest income, net in the accompanying statement of comprehensive loss. All unrealized gains and losses are reported in other comprehensive loss. The cost basis of all securities sold is based on the specific identification method.
(h)	Accounts Receivable
The Company grants trade credit to customers in the normal course of business and does not require collateral or any other security to support its receivables. Management reviews its accounts receivable monthly for any collection issues. Potentially uncollectible accounts are written off to bad debt expense when it is determined that the likelihood a customer account is uncollectible is significant. For the year ending December 31, 2019, charges written off against the reserve were $974. As of December 31, 2019, the Company reserve for uncollectible accounts was $2,026.
(i)	Inventories
Inventories are stated at the lower of cost or net realizable value. Cost, which includes amounts related to materials, labor and overhead, is determined on a first-in, first-out basis. Net realizable value is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.
Management reviews inventories continually for aging or obsolescence and accounts for such items once identified. In 2019, the Company disposed of inventory, primarily in connection with its FemCerv® product, in the amount of $29,401. As of December 31, 2019, the reserve for slow moving, obsolete, or unusable inventories was $2,484.
Inventory stated at cost, net of reserve, as of December 31, 2019 consisted of:
2019
Materials	$80,389
Work in progress	37,576
Finished goods	54,532
Inventory, net	$172,497

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(j)	Other Assets
The Company has research tax credits that are available to the Company to offset future payroll withholding liabilities. As of December 31, 2019, the total amount of these credits was $753,663. The Company has included these amounts on the accompanying balance sheet as follows:
2019
Other current assets	$216,663
Other long-term assets	537,000
Research tax credits available to the Company	$753,663
(k)	Property and Equipment
Property and equipment are carried at cost less accumulated depreciation and, if applicable, impairment charges. Expenditures which materially increase value or extend useful lives of assets are capitalized, while maintenance and repairs which do not improve or extend the lives of the respective assets are charged to operations when incurred. Gains and losses on the retirement or disposal of individual assets are included in the results of operations. Depreciation and amortization are computed using the straight-line method over estimated useful lives of assets as follows:

Shorter of lease term(s) or useful life
5 Years
7 Years
5 to 7 years
Office Equipment
Furniture and fixtures
Machinery and equipment
Leasehold Improvements

Depreciation expense for the year ended 2019 was $483,257. In 2019, the Company disposed of property and equipment at a cost of $44,547 with a net book value of $2,893, which is recorded in other expense on the statement of comprehensive loss.
(l)	Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company has not recorded any impairment losses to date.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(m)	Leases
Effective January 1, 2019, the Company adopted the cumulative accounting standard updates initially issued by the Financial Accounting Standards Board (FASB) in February 2016 that amended the accounting for leases and are codified as Accounting Standards Codification (ASC) 842. The Company records operating leases as right-of-use assets and operating lease liabilities in its balance sheet for all operating leases with terms exceeding one year. Right-of-use assets represent the right to use an underlying asset for the lease term, including extension options considered reasonably certain to be exercised, and operating lease liabilities to make lease payments. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term. To the extent that lease agreements do not provide an implicit rate, the Company uses its incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments. The expense for operating lease payments is recognized on a straight-line basis over the lease term and is included in operating expenses in the Company’s statement of comprehensive loss. Non-lease components included in lease agreements are accounted for separately. The Company records finance leases as right-to-use assets and finance lease liabilities in its balance sheet for all finance leases with terms exceeding one year, similar to operating leases, and records interest expense and depreciation expense on the right-of-use asset in the statement of comprehensive loss.
As a result of adoption of ASC Topic 842 using the modified retrospective method, we recorded operating lease right-of-use assets and corresponding operating lease liabilities of $2,083,265, as of January 1, 2019 with no impact on retained earnings. In addition, deferred rent liabilities related to escalating rent payments and tenant incentives totaling $184,422 were eliminated upon adoption, as these items were netted against the operating right-of-use asset. The Company’s existing finance leases were reclassed to ROU assets, net, and lease liabilities effective January 1, 2019.
(n)	Intangible Assets
Intangible assets consist of patent and trademark application costs and related legal fees, carried at cost less accumulated amortization and, if applicable, impairment charges. Amortization is computed using the straight-line method over a weighted average useful life of three years and is recorded in depreciation and amortization expense within the results of operations.
2019
Cost	$1,645,622
Accumulated amortization	(1,485,030)
Net book value	$160,592
Amortization expense for intangible assets in 2019 was $124,238. Amortization expense related to intangible assets is expected to be $91,599 in 2020, $47,981 in 2021 and $21,012 in 2022.
(o)	Accrued Expenses
Accrued expenses include research and development costs for third-party services, largely related to our clinical trials, that are estimated based upon the amount of services provided but not yet invoiced. These costs, at times, may be a significant component of the research and development expenses and the Company makes estimates in determining the accrued expense each period. As actual costs become known, the Company adjusts it accrual. Accrued expenses as of December 31, 2019 include $126,000 in accrued clinical trial costs.
(p)	Revenue Recognition
The Company’s policy is to recognize revenue when a customer obtains control of the promised goods under Accounting Standards Codification 606 – Revenue from Contracts with Customers (Topic 606), which

Femasys Inc.

Notes to Financial Statements

December 31, 2019
the Company adopted effective January 1, 2018. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods, and the Company has elected to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. The Company does not have multiple performance obligations in our customer orders, so revenue is recognized upon shipment of our goods based upon contractually stated pricing at standard payment terms ranging from 30 to 60 days. All revenue is recognized point in time and no revenue is recognized over time. There was no revenue recognized during the year ended December 31, 2019 from performance obligations satisfied or partially satisfied in prior periods. Additionally, there were no unsatisfied performance obligations as of December 31, 2019.
The majority of products sold directly to U.S customers are shipped via common carrier, and the customer pays for shipping and handling and assumes control Free on Board (FOB) shipping point. Products shipped to our international distributors are in accordance with their respective agreements; however, the shipping terms are generally EX-Works, reflecting that control is assumed by the distributor at the shipping point. Returns are only accepted with prior authorization from the Company. Items to be returned must be in original unopened cartons and are subject to a 30% restocking fee. As of December 31, 2019, the Company has not had a history of significant returns.
The following table summarizes our FemVue sales by geographic region for the year ending December 31, 2019:
2019
Primary geographical markets
U.S.	$743,492
International	185,572
Total	$929,064
(q)	License, Manufacturing, and Supply Agreement - Bayer Yakuhin
In 2012, the Company entered into a FemVue® License, Manufacturing, and Supply Agreement with Bayer Yakuhin, Ltd., a wholly owned subsidiary of Bayer AG. The Company sells products based on purchase orders provided by Bayer Yakuhin in accordance with their agreement. Control and risk of ownership transfer at the time of shipment and Femasys records revenue at that time.
(r)	Distribution Agreements
The Company entered into various exclusive distributor agreements for its FemVue® Saline-Air Device covering territories in Canada, Hong Kong, Ireland, Spain, and the United Kingdom. In 2019, sales in connection with these distributor agreements were not material.
(s)	Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. The Company maintains its cash and cash equivalents primarily in one bank in amounts which, at times, exceed federally insured limits. Management believes that the financial institution that holds the Company’s cash and cash equivalents is financially sound and minimal credit risk exists with respect to these investments. Additionally, the Company has established guidelines for investments of its excess cash that maintain principal and liquidity through its investment policy on concentration, diversification, investment maturity, and investment grade.
The Company generates revenue from sales directly to U.S. customers and to our international distributors with all prices in U.S. dollars. For the year ended December 31, 2019, Bayer Yakuhin, Ltd. accounted for

Femasys Inc.

Notes to Financial Statements

December 31, 2019
approximately 19% of total revenue. No other customers accounted for more than 10% of total revenue. As of December 31, 2019, the Company had a customer with an accounts receivable balance representing approximately 11% of total receivables.
(t)	Research and Development
The Company’s research and development expenses consist of engineering, product development, and clinical and regulatory expenses and are expensed as incurred. These expenses include direct expenses related to employee compensation, including salary, benefits, and stock-based compensation; expenses related to consulting fees, testing fees, materials, and supplies; and activities conducted by third-party service providers, which include the conducting of preclinical studies and clinical trials.
(u)	Sales and Marketing, General and Administrative
The Company’s sales and marketing expenses consist of salaries and benefits for marketing, business development and customer service, travel, promotional expenses, and stock-based compensation. General and administrative expenses include accounting, human resources, and general corporate expenses. These expenses are primarily related to employee compensation, including salary, benefits, and stock-based compensation. General corporate expenses generally relate to office rent, utilities, insurance, legal, and professional fees.
(v)	Advertising Expense
Advertising costs are expensed as incurred. Advertising costs were $43,306 for the year ended December 31, 2019. They are reflected in sales and marketing expenses in the statement of comprehensive loss.
(w)	Stock-Based Compensation
Share-based payments, including grants of stock options, are recognized in the financial statements based on their fair value. The fair value of stock options is estimated using the Black-Scholes model. This model requires the input of highly subjective assumptions, including the expected term of the award, expected stock volatility, and the price of the underlying shares of stock. Details of the stock-based compensation and accounting treatment are discussed in note 9.
(x)	Income Taxes
The Company utilizes the asset-and-liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes (ASC 740). Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as the net operating loss, capital loss, and tax credit carry forwards. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.
ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The standard requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company has determined it had no unrecognized tax benefits as of December 31, 2019.
As of December 31, 2019, the 2016 through 2019 tax years remain subject to examination by federal and most state tax authorities. The use of net operating losses generated in tax years prior to 2016 may also subject returns for those years to examination.
(y)	Other Income
In 2011, the first of three drawdowns occurred on a Regional Economic Business Assistance (REBA) grant the Company was awarded in 2010 by the state of Georgia. The Company had additional spending and hiring commitments over a 36-month time frame that were necessary for retaining the full amount of the

Femasys Inc.

Notes to Financial Statements

December 31, 2019
grant. The Company needed to achieve at least 70% of committed levels to avoid a percentage payback calculation that would go into effect after three years. The total of the grant was $200,000. The first drawdown totaled $40,765 and was recognized as other income in 2011. Additional drawdowns were received in 2012 totaling $159,000 and were recorded as deferred revenue on the Company’s balance sheet. Various extensions were received from the Georgia Department of Community Affairs that allowed the Company additional time to achieve the original goals set, while additional extensions remained possible. In 2019, the Company was notified that it met its commitment, and the closeout of the grant was formally accepted.
In 2019, the Company recognized $93,000 in connection with the REBA grant, which is recorded as other income on the statement of comprehensive loss.
(z)	Net Loss per Share Attributable to Common Stockholders
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period, without consideration of common stock equivalents. The net loss attributable to common stockholders is calculated by adjusting the net loss of the Company for the cumulative dividends, if any, on the convertible preferred stock. Diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since the effect of potentially dilutive securities is anti-dilutive given the net loss of the Company.
(aa)	Recently Issued Accounting Pronouncements – Recently Adopted
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer. Revenue is recognized in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. A company also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard.
Companies are permitted to adopt the standard using a retrospective transition method (i.e., restate all prior periods presented) or a cumulative effect method (i.e., recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts.
The new standard is effective for the Company for annual periods in fiscal years beginning after December 15, 2017, and the Company adopted the provisions of ASU 2014-09 beginning January 1, 2018 under the full retrospective transition method. The adoption of this guidance had no effect on the Company’s financial statements.
In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which replaced most current lease guidance when it became effective. This standard update was designed to increase transparency and improve comparability by requiring entities to recognize assets and liabilities on the balance sheet for all leases, with certain exceptions. The new standard states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company adopted the new guidance effective January 1, 2019, using the modified retrospective method, and used the effective date method of adoption, as permitted by ASU 2018-11, Leases (Topic 842): Targeted Improvements, which the FASB issued in July 2018,

Femasys Inc.

Notes to Financial Statements

December 31, 2019
clarified by ASU 2019-01, Leases (Topic 842): Codification Improvements, which the FASB issued in March 2019, which reduces the disclosure requirements on transition. The Company has elected the short-term lease recognition exemption for all classes of assets, which means that it will not recognize right-of-use assets or lease liabilities for leases with a duration of one year or less. Further, the Company has elected to use all of the practical expedients available on transition, whereby it has not reassessed under the new standard its prior conclusions about lease identification, lease classification and initial direct costs.
The adoption of this standard had a material effect on the Company’s balance sheet, the most significant effects being the recognition of new lease right-of-use (ROU) assets and lease liabilities. The Company recognized operating lease liabilities of $2,083,265 based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases, and to derecognize deferred rent liabilities of $184,422 on adoption of the new accounting policy. In additions, the Company’s existing finance leases were reclassed to ROU assets and lease liabilities.
(bb)	Recently Issued Accounting Pronouncements – Not Yet Adopted
In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This guidance is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The Company will adopt this standard on January 1, 2020 and does not expect the adoption of this new accounting guidance to have a material impact on the Company’s financial statements and footnote disclosures.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance eliminates certain exceptions to the general approach to the income tax accounting model and adds new guidance to reduce the complexity in accounting for income taxes. This guidance is effective for annual periods after December 15, 2020, including interim periods within those annual periods. The Company does not expect the adoption of this new guidance to have a material impact on the Company’s financial statements and footnote disclosures.
No other new accounting pronouncement issued or effective has had, or is expected to have, a material impact on the Company’s financial statements.
(3)	Fair Value
The Company applies a fair value hierarchy that requires the use of observable market data, when available, and prioritizes the inputs to valuation techniques used to measure fair value in the following categories:
•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for Identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions market participants would use in pricing the asset or liability.

The Company’s options on common stock and warrants are classified as equity instruments and are measured at fair value at issue date. The Company values the options based on the Black-Scholes option pricing model. The Company uses unobservable inputs for the model’s assumptions, including management’s assumptions of the Company’s volatility and price of the underlying stock (notes 8 and 9).

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(4)	Cash Equivalents and Investments
During 2019, the Company’s excess cash was invested in securities with the primary objective of preserving principal and meeting the Company’s cash flow requirements. The Company utilizes a third-party pricing service which utilizes industry standard valuation models and observable inputs to determine the fair value of its investments. The following table sets the fair value by level within the fair value hierarchy (note 3) as of December 31, 2019 for its cash equivalents and investments.
December 31, 2019	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Commercial paper	$698,822	—	698,822	—
Corporate notes	300,009	—	300,009	—
Money market funds(1)	5,916,143	5,916,143	—	—
Total	$6,914,974	5,916,143	998,831	—
(1)	Included in cash and cash equivalents on the balance sheet.
The Company realized $570 in gains from the sale of two investments for the year ended December 31, 2019, no realized losses were reported for the year. For the year ended December 31, 2019, there were no transfers of assets between the fair value measurement classifications.
The following table shows the unrealized gains and losses and fair values for these investments as of December 31, 2019 aggregated by major security type.
December 31, 2019	At cost	Unrealized gains	Unrealized losses	At fair value
Commercial paper	$698,822	—	—	698,822
Corporate notes	299,989	20	—	300,009
Money market funds(1)	5,916,143	—	—	5,916,143
Total	$6,914,954	20	—	6,914,974
(1)	Included in cash and cash equivalents on the balance sheet.
The Company has determined that the unrealized losses on its investments are temporary in nature and expects the securities to mature at its stated maturity principal. All the Company’s available-for-sale securities held as of December 31, 2019 will mature in less than one year.
(5)	Commitments and Contingencies
Operating Leases
As of December 31, 2019, the Company has the right of use for its facilities located in Suwanee, GA under a long-term operating lease agreement, as amended (Lease Agreement), which expires January 2024. The Company has the option (Extension Option) to extend the term for two consecutive terms of five years each at 100% of the then current market rate (agreed by both parties) and upon certain terms and conditions; and the Company must provide written notice of its intent to exercise this extension option at least twelve months prior to the expiration date of January 2024. Under the terms of the lease agreement, the Company pays monthly rent of $35,750, subject to increases on an annual basis.
For leases where the Company is the lessee, ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the

Femasys Inc.

Notes to Financial Statements

December 31, 2019
lease. ROU assets and lease liabilities are recognized at the lease commencement date (the Company used the practical expedients and recorded the outstanding operating lease at January 1, 2019) based on the present value of lease payments over the lease term. As the Company’s lease did not provide an implicit interest rate, the Company used the equivalent borrowing rate for the term loan used to finance leasehold improvements as provided by the lease agreement with a term equal to the life of the lease agreement at inception. The Company did not include the extension option in the calculation of the Company’s lease liability as the Company is not able to determine without uncertainty if the extension option will be exercised. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense.
Operating right-of-use assets and lease liabilities consist of the following as of December 31, 2019:
2019
Lease right-of-use assets	$1,429,997
Total	$1,429,997
2019
Lease liabilities – right of use
Lease liabilities – current portion	$445,733
Lease liabilities – long-term portion	1,183,051
Total	$1,628,784
As of December 31, 2019, the weighted average discount rate for all operating leases with initial terms of more than one year was approximately 10.0% and the weighted average remaining term for operating leases was 4.1 years.
The operating lease agreement for our facility includes non-lease costs, such as common area maintenance, which are recorded as variable lease costs. Operating lease expenses for the year ended December 31, 2019 are summarized as follows:
2019
Lease cost:
Operating lease cost	$490,754
Short-term lease cost	1,810
Variable lease cost	10,544
Total	$503,108
Financing Leases
For leases where the Company is the lessee, ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Effective January 1, 2019, the Company’s existing finance leases were reclassed to ROU assets, net, and lease liabilities. No new financing leases were entered into during 2019. Lease expense will be recognized as payment of financing lease, depreciation expense and interest expense.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
Financing right-of-use assets and lease liabilities consist of the following as of December 31, 2019:
2019
Lease right-of-use assets	$150,122
Accumulated depreciation	(80,129)
Net	$69,993
2019
Lease liabilities – right of use
Lease liabilities – current portion	$21,964
Lease liabilities – long-term portion	60,291
Total	$82,255
As of December 31, 2019, the weighted average discount rate for all financing leases with initial terms of more than one year was approximately 10.0% and the weighted average remaining term for financing leases was 3.6 years. Depreciation expense associated with the Company’s financing leases was $18,283 and interest expense was $8,876 for the year ended December 31, 2019.
The following table summarizes the Company’s undiscounted cash payment obligations for its lease liabilities with initial terms of more than twelve months as of December 31, 2019:
Operating leases:
2020	$515,375
2021	527,739
2022	541,307
2023	557,500
2024	47,029
Total undiscounted lease payments-operating leases	2,188,950
Financing leases:
2020	29,042
2021	25,951
2022	25,951
2023	16,792
Total undiscounted lease payments-finance leases	97,736
Total undiscounted lease payments	2,286,686
Less: imputed interest	(575,647)
Lease liability	1,711,039
Less: current portion of lease liability	(467,697)
Lease liability, less current portion	$1,243,342
Clinical Trial Agreements
As part of the regulatory approval process for taking its products to market or conducting post-market clinical studies to support marketing efforts for products with regulatory clearance, the Company enters into certain Clinical Trial Agreements (CTAs) to compensate the participating medical institutions and physicians. Generally, upon executing a CTA with a participating medical institution or physician, the Company pays a fee for review

Femasys Inc.

Notes to Financial Statements

December 31, 2019
board approval that usually requires annual renewals and one-time site startup costs. As individual patients are enrolled in the clinical trial by the participating medical institution or physician, the Company then pays certain per patient fees according to the CTA for the duration of the trial. Expenses incurred in connection with these CTA activities are expensed as services are provided.
Legal Claims
Occasionally, the Company may be a party to legal claims or proceedings of which the outcomes are subject to significant uncertainty. In accordance with FASB ASC 450, Contingencies, the Company will assess the likelihood of an adverse judgment for any outstanding claim as well as ranges of probable losses. When it has been determined that a loss is probable and the amount can be reasonably estimated, the Company will record a liability. For the period presented, there were no material legal contingencies requiring accrual or disclosure.
The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director who is or was serving at the Company’s request in such capacity. The Company entered into employment agreements with its officers, which provides for indemnification protection in the executive’s capacity as an officer for actions taken within the scope of employment. The maximum amount of potential future indemnification is unlimited; however, the Company has obtained director and officer insurance that limits its exposure. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2019.
(6)	Notes Payable
In June 2015, the Company executed a Growth Capital loan and security agreement with Silicon Valley Bank (SVB or the Bank).
The total amount borrowed under the loan was $1,000,000, requiring the Company to make 30 consecutive equal principal payments plus monthly payments of accrued but unpaid interest. The principal amount outstanding for each amount accrued interest at a floating per annum rate equal to 2.75% plus the prime rate, as defined by the Wall Street Journal.
The outstanding principal balance on December 31, 2018 was $33,333. In addition, the Company was obligated to pay a final payment equal to 4% of the maximum loan available amounting to $80,000. In January 2019, all amounts due under the loan agreement were paid in full.
During the year ended December 31, 2019, total interest expense was $669.
(7)	Income Taxes
A reconciliation of income tax (benefit) expense at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:
2019
Federal income tax at statutory federal rate	21.00%
Permanent differences	(1.00)
Research and development credit	3.00
State income tax expense (net of federal benefit)	1.00
Valuation allowance	(24.00)
Effective tax rate	— %

Femasys Inc.

Notes to Financial Statements

December 31, 2019
Deferred tax assets (liabilities) consisted of the following:
2019
Deferred tax asset arising from:
Net operating loss carry forwards	$13,994,363
Accrued expenses (vacation)	40,308
Intangibles	62,557
Research and development tax credits	2,757,554
Share-based compensation expense	12,778
Lease liabilities	374,984
Other	1,243
Deferred tax asset	17,243,787
Deferred tax liability arising from:
UNICAP	(10,492)
Right-of-use assets	(328,731)
Property and equipment	(39,121)
Deferred tax liability	(378,344)
Valuation allowance	$16,865,443
Net deferred tax asset	$—
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and the Company is required to reduce its deferred tax assets by a valuation allowance if it is more likely than not that some or all of its deferred tax assets will not be realized. Management must use judgment in assessing the potential need for a valuation allowance, which requires an evaluation of both negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. In determining the need for and amount of the valuation allowance, if any, the Company assesses the likelihood that it will be able to recover its deferred tax assets using historical levels of income, estimates of future income and tax planning strategies. As a result of historical cumulative losses, the Company determined that, based on all available evidence, there was substantial uncertainty as to whether it will recover recorded net deferred taxes in future periods. Accordingly, the Company recorded a valuation allowance against all of its net deferred tax assets as of December 31, 2019. The change in valuation allowance was $2,740,105 for the year ended December 31, 2019.
At December 31, 2019, the Company has approximately $64,000,000 of federal net operating loss carry forwards and approximately $1,975,000 of federal research and experimentation tax credits, respectively. The utilization of such net operating loss carryforwards and the realization of tax benefits in future years depend predominately upon having taxable income. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carry forwards and tax credit carry forwards that may be used in future years.
The Company’s net operating losses may be subject to Section 382 of the Internal Revenue Code which provide for a limitation on the annual use of net operating losses following certain ownership changes that could limit the Company’s ability to utilize these carryforwards. The Company has completed an analysis covering the period February 19, 2004 through December 31, 2018, to determine if such ownership changes have occurred and concluded it was more likely than not that there were changes in ownership during the period, with the most recent change of ownership occurring on December 16, 2016. Further analyses will be performed prior to recognizing the benefits of any losses or credits in the financial statements, and the Company is in the process of

Femasys Inc.

Notes to Financial Statements

December 31, 2019
determining the limitations that Section 382 will have on the Company’s net operating loss carryforwards and research credits. In general, the annual use limitation equals the aggregate value of the Company’s stock at the time of the ownership change multiplied by a specified tax-exempt interest rate.
The following schedule indicates the expiration year, as of December 31, for the Company’s net operating loss carryforwards available to future years without taking into account any Section 382 limitations as of December 31, 2019:
2024	$430,332
2025	865,274
2026	1,213,130
2027	2,082,043
2028	2,536,605
2029	2,235,045
2030	4,132,949
2031	3,160,709
2032	3,533,521
2033	2,987,848
2034	2,516,728
2035	4,777,558
2036	4,503,474
2037	6,869,819
Indefinitely	21,997,378
Total	$63,842,413
The FASB issued authoritative guidance on accounting for uncertainty in income taxes, which clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that a tax position is required to meet before recognition in the financial statements. The guidance also provides direction on recognition, measurement, classification, interest, and penalties, accounting in interim periods, disclosure, and transition. Management has determined there are no uncertain tax positions. Accordingly, these financial statements do not include any adjustments or disclosures related to uncertain tax positions.
(8)	Redeemable Convertible Preferred Stock and Stockholders’ Equity
The Company’s Board of Directors approved in January 2017 the Tenth Amended and Restated Certificate of Incorporation authorizing the Company to issue for all classes of stock 169,000,000 at $0.001 par value per share, of which 95,853,558 shares are designated Common Stock and 73,146,442 shares are designated Preferred Stock.
(a)	Common Stock
Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock having priority rights as to dividends. There have been no dividends declared from the period from inception to December 31, 2019. The holder of each share of common stock is entitled to one vote.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(b)	Convertible Preferred Stock
The Convertible Preferred Stock is composed as follows:
	Shares authorized	Issued and outstanding
Series A Preferred:
Series A-1 Convertible Preferred	4,580,000	4,580,000
Series A-2 Preferred	1,342,509	1,342,509
Series A-3 Preferred	1,060,697	1,060,697
Series A-4 Preferred	2,242,403	2,242,403
Series A-5 Preferred (formerly, Preferred Stock B-1)	3,000,000	3,000,000
Series A-6 Preferred (formerly, Preferred Stock C-1)	2,800,000	2,800,000
Series A-7 Preferred (formerly, Preferred Stock D-1)	2,285,000	2,185,000
Total	17,310,609	17,210,609
(c)	Redeemable Convertible Preferred Stock
The Redeemable Convertible Preferred Stock is composed as follows:
	Shares authorized	Issued and outstanding	Original Issuance Price	Initial Carrying Value	Redeemption Value
Series B Preferred	13,344,349	13,344,349	$0.8055	$10,748,873	$10,748,873
Series C Preferred	42,491,484	42,491,484	1.0495	44,594,813	44,594,813
Total	55,835,833	55,835,833		55,343,686	55,343,686
In April 2015, the Company completed a Series B Preferred Stock (Series B) equity raise. A total of $8,000,000 was raised with the assistance of the investment banking firm Salem Partners, LLC. The share price was $0.8055. In addition, a total of $2,199,099 of bridge financing was converted into shares of this Series B Preferred Stock at a 20% discount of the share price ($0.6444 per share). A total of 13,344,349 shares were issued. The Company determined the initial carrying value for the Series B based upon the fair value at issue or $0.8055 per share.
In conjunction with the Series B stock issued, the Company issued to Salem Partners, LLC detachable, fully vested warrants to acquire 496,586 shares of Common Stock at original issue price ($0.8055) per share. The warrants were valued at $94,299 based upon the Black-Scholes option pricing model. The amount was recorded in equity as a reduction of additional paid in capital. The warrants expire on the tenth anniversary of the date of this warrant (April 2025).
In December 2016, the Company completed a Series C Preferred Stock (Series C) equity raise. A total of $36,628,705 was raised with the assistance of Salem Partners, LLC. The share price was $1.0495. In addition, a total of $3,371,295 of bridge financing convertible debt, including interest, was converted into shares of the C Series Preferred Stock at a 15% discount of the share price ($0.8921 per share). A total of 38,680,145 shares were issued. The Company determined the initial carrying value for the Series C based upon the fair value at issue or $1.0495 per share.
In conjunction with the Series C stock issued, the Company issued to Salem Partners, LLC detachable, fully vested warrants to acquire 1,160,404 shares of Common Stock at original issue price ($1.0495 per share). The warrants were valued at $268,702 based upon the Black-Scholes option pricing model. The amount was recorded in equity as a reduction of additional paid in capital. The warrants expire on the tenth anniversary of the date of this warrant (December 2026).

Femasys Inc.

Notes to Financial Statements

December 31, 2019
In January 2017, the Company raised an additional $4,000,000 in a second closing of the Series C equity raise under the same price and terms as the December 2016 original equity raise. A total of 3,811,339 shares were issued. Additionally, the Company issued to Salem Partners, LLC detachable, fully vested warrants to acquire 114,340 shares of Common Stock at $1.0495 per share, which were valued at $26,476 based upon the Black-Scholes option pricing model. These warrants expire on the tenth anniversary of this warrant (January 2027).
Series B and Series C Preferred Stock (Senior Preferred Stock) are redeemable for cash at the option of the holder, unless prohibited by Delaware law governing distributions to stockholders, in accordance with the provisions of the Tenth Amended and Restated Certificate of Incorporation. Senior Preferred Stock may be redeemed by the Company at a price equal to the applicable original issue price per share, plus all declared but unpaid dividends thereon in four semi-annual installments commencing not more than sixty (60) days after receipt by the Company at any time on or after December 14, 2021, from any holder of outstanding shares of Senior Preferred Stock. The original issue price for the Series B preferred Stock is $0.8055 and the Series C Preferred Stock is $1.0495. If the funds of the Company legally available for redemption of shares of Series B or Series C Preferred Stock on a redemption date are insufficient to redeem the total number of shares submitted for redemption, those funds which are legally available will be used to redeem the maximum possible number of whole shares. The shares not redeemed will remain outstanding and entitled to all rights and preferences. At any time thereafter when additional funds of the Company are legally available for the redemption of Series B or Series C Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of such shares which the Company has become obliged to redeem but which it has not yet redeemed, or such portion thereof for which funds are then legally available. Since the redemption provision for these Senior Preferred Stock is outside the control of the Company, they are classified as temporary equity and not included in the Company’s Stockholders’ Deficit in the accompanying Balance Sheet.
The initial carrying value is forecasted to be the same for the redemption value as no dividends have been historically declared due to the lack of funds that are legally available therefor; thus, it would be unlikely any further measurement adjustment would be required.
(d)	Dividends
As of December 31, 2019, no dividends have been declared or paid since inception.
(i)	Series C Preferred Dividend Rights
Holders of Series C Preferred Stock (Series C) shall be entitled to receive when, as and if declared by the Board, cash dividends at the rate of 8% of the Series C original issue price ($1.0495 per share) per annum. This is subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization. These dividends shall be payable only when, as and if declared by the Board and shall be noncumulative. So long as any shares of the Series C are outstanding, the Company shall not declare, pay, or set aside any dividends on any other shares of capital stock of the Company unless the holders of the Series C shall first receive a dividend.
(ii)	Series B Preferred Dividend Rights
Holders of Series B Preferred Stock (Series B) shall be entitled to receive when, as and if declared by the Board, cash dividends at the rate of 8% of the Series B original issue price ($0.8055 per share) per annum. This is subject to appropriate adjustments in the event of any stock dividend, stock split, combination, or other similar recapitalization. These dividends (along with Series C, the Senior Dividends) shall be payable only when, as and if declared by the Board and shall be noncumulative. So long as any shares of the Series B are outstanding, the Company shall not declare, pay, or set aside any dividends on any other shares of the Series A Preferred Stock, Common Stock, or capital stock of the Company unless the holders of the Series B shall first receive a dividend.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(iii)	Series A Preferred Dividend Rights
Holders of Series A-1 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock, and Series A-7 Preferred Stock (the Junior Preferred Stock), shall be entitled to receive when and if declared by the Board cash dividends at the rate per annum of $0.025 per share, $0.050 per share, $0.050 per share, $0.050 per share, and $0.050 per share, respectively, per annum, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares. Such dividends shall be payable only when, as and if declared by the Board and shall be noncumulative. The Junior Preferred Stock dividends cannot be declared or paid unless the holders of the Series C and Series B have received one or more dividends at the rate of 8% of the original issue price.
Series A-2 Preferred Stock and Series A-3 Preferred stockholders are entitled to dividends as when declared by the Board of Directors, subject to the rights of holders of stock having priority rights as to dividends, consistent with common stock.
(e)	Other Provisions
The Series C, Series B, and Junior Preferred Stock are subject to the terms and conditions as specified by provisions of the Tenth Amended and Restated Certificate of Incorporation. These provisions address (a) Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations, and Asset Sales; (b) Voting; (c) Optional Conversion; and (d) Mandatory Conversion.
Upon liquidation, dissolution, or winding up; certain mergers, consolidations, and asset sales, the holders of common stock are entitled to receive all assets available for distribution to shareholders. Common stock is subordinate to the preferred stock with respect to these rights. The preferred stock order of preference is Series C, Series B, and Junior Preferred Stock. Series A-2 and A-3 Preferred Stock have rights consistent with common stock.
All Preferred Stock has optional conversion rights as stated in the Tenth Amended and Restated Certification of Incorporation. Upon mandatory conversion, the Series C receive preference over the Series B followed by Series A, including Series A-2 and A-3.
During 2015, in conjunction with the issuance of the Series B, the optional conversion price of the Series A-4, A-5, A-6 and A-7 Preferred Stock was reduced from the original issue price of each series to $0.0855, consistent with the original issue price of Series B.
(9)	Stock Option Plan
The Company’s Stock-Based Incentive Compensation Plan was updated in April 2015 in conjunction with the Series B financing. The Plan is administered by the Compensation Committee of the Board of Directors. As of December 31, 2019, the Company had issued options outstanding to purchase 200,000 shares of common stock under the original 2004 Plan, and 8,655,000 under the 2015 Plan. The Company has also authorized an additional 3,932,634 shares of common stock be available for option awards, which became effective immediately upon the receipt in December 2016 of investigational device exemption (IDE) approval for FemBloc, with the total number of shares available for awards under the 2015 Plan approved to increase to 7,260,134 shares post that milestone. With the close of the Series C financing in December 2016, an additional 3,330,000 shares of Common Stock were reserved for issuance, bringing the total reserved in the 2015 Plan to 10,590,134.
As of December 31, 2019, options to issue 364,417 shares of common stock have been exercised by option holders and 8,855,000 options remain issued and outstanding. If any options to purchase shares of common stock are forfeited, they will again become available for issuance under the Plan, provided that the aggregate maximum number of shares of common stock that may be issued in connection with stock options is equal to or below the maximum authorized. The exercise price of stock options shall be at prices not less than 100% of the fair market

Femasys Inc.

Notes to Financial Statements

December 31, 2019
value on the date of grant. Stock-based awards issued under the 2015 Plan vest at various percentages based on the grant anniversary date as determined by the Compensation Committee and can, if deemed appropriate, modify any outstanding award including, without limitation, to accelerate the vesting; however, any adverse amendment to an outstanding award requires the option holder’s consent. Any adjustments to awards due to certain changes in capitalization or upon a change in control require approval from the Board of Directors under the 2015 Plan.
Stock options granted to employees and nonemployees under the Plan vest on a straight-line basis generally over a four-year period with 25% vesting on the first anniversary of start date and 25% vesting each year thereafter until fully vested. All options are accounted for as equity instruments. Options expire 10 years from the date of grant. Activity under the Plan was as follows:
	Number of options	Weighted average exercise price
Balances at December 31, 2018	9,910,000	0.39
Granted	1,315,000	0.64
Exercised	(7,500)	0.35
Expired	(75,000)	0.42
Forfeited	(2,287,500)	0.46
Balances at December 31, 2019	8,855,000	0.41
The total intrinsic value of options exercised during the year ended December 31, 2019 was $1,500. The intrinsic value represents the dollar value of the exercised stock options whereby the fair market value of the underlying common stock exceeded the exercise price of the stock option as of the exercise date.
The options outstanding and vested and currently exercisable by exercise prices as of December 31, 2019 are as follows:
Option outstanding			Options vested and exercisable
Exercise price	Outstanding (in shares)	Weighted average remaining life years	Number of options vested	Exercise price	Weighted average remaining life years
$0.19	2,797,500	6.21	1,781,250	$0.19	6.21
0.36	3,570,000	7.50	1,860,000	0.36	7.50
0.44	902,500	8.19	376,250	0.44	8.16
0.45	30,000	0.13	30,000	0.45	0.13
0.50	80,000	8.87	35,000	0.50	8.87
0.55	435,000	9.24	8,750	0.55	9.24
0.68	870,000	9.95	—	0.68	—
3.00	170,000	2.47	170,000	3.00	2.47
$0.41	8,855,000	7.38	4,261,250	$0.47	6.78
(a)	Stock-Based Compensation for Nonemployees
Stock-based compensation expense related to stock options granted to nonemployees is recognized on a straight-line basis as the options vest. The Company believes that the value of the stock options is more reliably measurable than the fair value of the services received. For the year ended December 31, 2019, no options were granted to nonemployees.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
Stock-based compensation expense recorded for options granted to nonemployees for the year ended December 31, 2019 was $39,568.
(b)	Stock-Based Compensation Associated with Awards to Employees
Stock-based compensation expense recognized is based on the value of the portion of stock-based awards that is ultimately expected to vest on a straight-line basis. Stock-based compensation expense recognized in the Company’s statement of comprehensive loss during the year ended December 31, 2019 includes compensation expense for stock-based awards based on the fair value estimated in accordance with the provisions of FASB ASC 718, Compensation—Stock Compensation.
The weighted average estimated fair value of the employee stock options granted was $0.64 per share for the year ended December 31, 2019. For the year ended December 31, 2019, 1,315,000 options were granted to employees.
(c)	Valuation
The Company uses the Black-Scholes option pricing model to determine the fair value of stock employee and nonemployee options. The determination of the fair value of share-based payment awards granted in 2019 using a pricing model is affected by our stock price as well as the assumptions regarding a number of complex and subjective variables. The estimated fair value of options granted in 2019 was calculated using the Black-Scholes option pricing model, based on the following assumptions:
2019
	Employee	Nonemployee
Expected term (in years)	5.69 - 6.69	—
Risk-free interest rate	1.69% - 2.24%	— %
Dividend yield	— %	— %
Expected volatility	63%	— %
(i)	Expected Term
The expected term of stock options represents the period the stock options are expected to remain outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term for all options granted by using the simplified method provided by the ASC 718, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options. The contractual term for options awarded since inception is 10 years for employees and non-employees.
(ii)	Risk-Free Interest Rate
The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.
(iii)	Dividend Yield
The Company has not declared or paid any cash dividends from inception through December 31, 2019 and does not plan to pay any cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.
(iv)	Expected Volatility
Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable companies.

Femasys Inc.

Notes to Financial Statements

December 31, 2019
(v)	Forfeitures
The Company accounts for forfeitures as they occur.
The Company recorded $358,841 of stock-based compensation expense related to vested stock option grants to employees, directors, and nonemployees in the year ended December 31, 2019.
As of December 31, 2019, the remaining amount of stock-based compensation expense that is expected to be recognized in future periods for employees and nonemployees is $1,012,207 and $6,965, respectively. This total amount is expected to be recognized over a weighted average period of 2.6 years.
(10)	Retirement Plan
The Company has a 401(k) defined contribution plan covering substantially all full-time employees, meeting certain eligibility requirements. The Company has no required matching or other contribution requirements. For the year end December 31, 2019, the company contributed $94,303 of voluntary employer matching contributions.
(11)	Related-Party Transactions
During the year ended December 31, 2019, there were no related-party transactions.
(12)	Net Loss per Share Attributable to Common Stockholders
The following table sets forth the computation of the basic and diluted net loss per share for the year ended December 31, 2019:
2019
Net loss attributable to common stockholders, basic & diluted	$(11,271,948)
Weighted average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,459,588
Net loss per share attributable to common stockholders, basic and diluted	$(1.33)
Since the Company was in a loss position for the period presented, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders for the period presented as the inclusion for all potential common shares outstanding would have been anti-dilutive. The following potentially dilutive securities have been excluded from the computations of diluted weighted average shares outstanding because they would be anti-dilutive for the year ended December 31, 2019:
2019
Convertible preferred stock outstanding	73,046,442
Options to purchase common stock	8,855,000
Warrants to purchase to common stock	2,201,116
Total potential shares	84,102,558
(13)	Subsequent Events
COVID-19
In March 2020, the World Health Organization characterized COVID-19 as a pandemic and the President of the United States declared the COVID-19 outbreak a national emergency. Since then, the COVID-19 pandemic has rapidly spread across the globe and has already resulted in significant volatility, uncertainty, and economic disruption. While the COVID-19 pandemic has not had a material adverse financial impact on the Company’s

Femasys Inc.

Notes to Financial Statements

December 31, 2019
operations to date, the impact on our clinical trial, due to elective procedures being put on hold during the early months of the pandemic, delayed enrollment. Any future impacts of the pandemic and any resulting economic impact are largely unknown and may cause disruptions moving forward. It is difficult at this time to predict the impact that COVID-19 will have on the Company’s business, financial position, and operating results in future periods due to numerous uncertainties. The Company is closely monitoring the impact of the pandemic on all aspects of its business and operations.
Paycheck Protection Program Loan
On April 21, 2020, the Company executed a promissory note (Note) with Georgia Primary Bank (Lender) evidencing an unsecured loan in the amount of $812,500 (PPP Loan), which was made pursuant to the Paycheck Protection Program (PPP). The PPP was established under the Coronavirus Aid, Relief and Economic Security Act (CARES Act), which was enacted on March 27, 2020, and is administered by the U.S. Small Business Administration (SBA). All the funds under the PPP Loan were disbursed to the Company on April 21, 2020 and was recognized as debt on the Company’s financial statements.
The Note provides for a fixed interest rate of one percent per year with a maturity date of April 15, 2022 (Maturity Date). Monthly principal and interest payments are due beginning November 15, 2020 with the final payment due on April 15, 2022. The PPP Loan may be prepaid by the Company at any time prior to the Maturity Date with no prepayment penalties or premium. The Note contains customary event of default provisions.
Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness will be subject to approval by the SBA, and the Lender and determined, subject to limitations, based on factors set forth in the CARES Act, including verification of the use of loan proceeds for payment of payroll costs and payment of mortgage interest, rent and utilities. In the event the PPP Loan, or any portion thereof, is forgiven is applied to outstanding principal. As of September 30, 2020, the Company has used all the proceeds from the PPP Loan to retain employees, maintain payroll and make lease and utility payments.
On October 14, 2020, the Company submitted the loan forgiveness application, requesting forgiveness for the full amount of the Loan, to the Lender. The Lender has 60 days from receipt of the loan forgiveness application to issue a decision to the SBA, and the SBA, subject to its review, will remit funds within 90 days after the Lender issues its decision to the SBA. While the loan forgiveness application is being reviewed by the SBA, no payments under the PPP loan are due to the Lender. The Lender will notify the Company of the loan forgiveness amount, and the amount forgiven will be derecognized on the Company’s financial statements.
Advisory & Financing Agreement
On October 8, 2020, the Company engaged Chardan Capital Markets, LLC to act as the Company’s exclusive advisor in connection with one or several potential transactions consisting of a strategic transaction and/or a financing transaction, subject to specific terms and conditions, to support the Company’s operations and enhance shareholder value.
(a) 1. Financial Statement Schedules
All schedules are omitted because they are, inapplicable, not required, or the information is in the consolidated financial statements or related notes.

     Shares

Femasys Inc.
Common Stock
PROSPECTUS

Chardan	JonesTrading
    , 2021
Through and including     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq listing fee.
Amount
Securities and Exchange Commission registration fee	$ *
FINRA filing fee	*
Initial Nasdaq listing fee	*
Accountants' fees and expenses	*
Legal fees and expenses	*
Transfer Agent's fees and expenses	*
Printing and engraving expenses	*
Miscellaneous	*

Total expenses	$ *
*	To be provided by amendment.
Item 14.	Indemnification of Directors and Officers.
The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.
The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL.
Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.
Item 15.	Recent Sales of Unregistered Securities.
Set forth below is information regarding all unregistered securities sold by us since January 1, 2018. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
We have granted stock options to purchase an aggregate of 3,750,000 shares of our common stock, with a weighted average exercise price of $0.53, to employees, directors and consultants pursuant to our 2015 Plan. Since January 1, 2018, 503,750 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan or 2004 Plan.
The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.
Item 16.	Exhibits and Financial Statement Schedules.
(a)	Exhibits.
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Tenth Amended and Restated Certificate of Incorporation of Femasys Inc. (currently in effect)
3.2*	Bylaws of Femasys Inc. (currently in effect)
3.3*	Form of Eleventh Amended and Restated Certificate of Incorporation of Femasys Inc. (to be effective upon the closing of this offering)
3.4*	Form of Amended and Restated Bylaws of Femasys Inc. (to be effective upon the closing of this offering)
4.1*	Description of Registrant’s Securities
4.2*	Form of Certificate of Common Stock
4.3*	Second Amended and Restated Investor Rights Agreement, dated December 14, 2016, among Femasys Inc. and the Investors party thereto
4.4*	Amendment No. 1 to Second Amended and Restated Investor Rights Agreement, dated XX, among Femasys Inc. and the Investors party thereto
4.5*
Form of Warrant to Purchase Series B Preferred Stock or Series C Preferred Stock, dated April 6, 2015, December 14, 2016 or January 6, 2017, issued by Femasys Inc. to Salem Partners, LLC, together with a schedule of material differences

5.1*	Opinion of Dechert LLP

Exhibit Number	Description of Exhibit
10.1#*	2004 Stock Incentive Plan, as amended, and forms of agreements thereunder
10.2#*	2015 Stock-Based Incentive Compensation Plan, as amended, and forms of agreements thereunder
10.3#*	Femasys Inc. 2021 Incentive Award Plan, and forms of agreements thereunder
10.4#*	Femasys Inc. 2021 Employee Stock Purchase Plan
10.5#*	Employment Agreement, dated March 17, 2004 and amended August 31, 2005, by and between Femasys Inc. and Kathy Lee-Sepsick
10.6#*	Amended and Restated Employment Agreement, by and between Femasys Inc. and Kathy Lee-Sepsick
10.7#*	Employment Agreement, dated March 17, 2004 and amended August 31, 2005, by and between Femasys Inc. and Daniel Currie
10.8#*	Amended and Restated Employment Agreement, by and between Femasys Inc. and Daniel Currie
10.9#*	Femasys Inc. Non-Employee Director Compensation Policy
10.10*	Form of Indemnification Agreement between Femasys Inc. and its directors and officers
23.1*	Consent of KPMG LLP
23.2*	Consent of Dechert LLP (included in Exhibit 5.1)
24.1*	Power of Attorney
*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
(b)	Financial statement schedules.
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17.	Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Suwanee, State of Georgia, on this    day of      , 2021.
FEMASYS INC.

By:
Kathy Lee-Sepsick Chief Executive Officer and President
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kathy Lee-Sepsick and Daniel Currie, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held and on the dates indicated.
Signature	Title	Date

	Chair of the Board of Directors, President and Chief Executive Officer (principal executive officer)	, 2021
Kathy Lee-Sepsick

	Chief Financial Officer (principal financial and accounting officer)	, 2021

	Director	, 2021
John Adams

	Director	, 2021
John Dyett

	Director	, 2021
Charles Larsen

	Director	, 2021
Edward Uzialko, Jr.

*	Director	, 2021
William Witte
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